02042476

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: U.S. Commercial Corp., S.A. de C.V.

*CURRENT ADDRESS: Miguel de Cervantes Saavedra No. 255
Col. Ampliación Granada
México, Distrito Federal 11520

**FORMER NAME: ______

**NEW ADDRESS: ______

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

FILE NO. 82- 34669

FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☒
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: Amy O'Brien

DATE: 7/3/02

EXHIBIT G

The Grupo Carso Information Statement, dated as of October 30, 2001

82-34669

AR/S
12-31-01

Grupo Carso, S.A. de C.V.
Miguel de Cervantes Saavedra No. 255
Col. Ampliación Granada
Mexico
Distrito Federal, 14060

Grupo Sanborns, S.A. de C.V.
Calvario No. 100
Col. Tlalpan
Mexico
Distrito Federal, 14000

October 30, 2001

Dear Shareholders:

The Boards of Directors of Grupo Carso, S.A. de C.V. ("GCarso") and Grupo Sanborns, S.A. de C.V. ("GSanborns") are proposing to shareholders to spin off into a new Mexican company, which is expected to be named U.S. Commercial Corp., S.A. de C.V. ("U.S. Commercial"), the 51% interest in CompUSA, Inc. ("CompUSA") currently owned by GSanborns. The spin-off is expected to be implemented in three successive transactions:

(1) GSanborns will spin off a new Mexican company, which is expected to be named Tenedora U.S., S.A. de C.V. ("Tenedora") (the "Sanborns Spin-off");

(2) GCarso will spin off U.S. Commercial (the "Carso Spin-off"); and

(3) Tenedora will merge into U.S. Commercial (the "Merger").

On or around November 15, 2001, an extraordinary meeting of GSanborns shareholders will be held to approve the spin-off of Tenedora from GSanborns and for related purposes. After the Sanborns Spin-off:

- If you own shares of GSanborns, you will (a) own the same number of shares of Tenedora and (b) continue to own the same number of shares of GSanborns; and
- Tenedora will indirectly own 51% of the shares of CompUSA and cash in Mexican pesos in an amount approximately equivalent to U.S. $50 million.

On or around November 21, 2001, an extraordinary meeting of GCarso shareholders will be held to approve the spin-off of U.S. Commercial from GCarso and for related purposes. After the Carso Spin-off:

- If you own shares of GCarso, you will (a) own the same number of shares of U.S. Commercial and (b) continue to own the same number of shares of GCarso; and
- U.S. Commercial will own approximately 80% of the shares of Tenedora and cash in Mexican pesos in an amount approximately equivalent to U.S. $150 million.

Following the Spin-offs, the Merger of Tenedora into U.S. Commercial will be submitted for approval at separate extraordinary meetings of the shareholders of both companies. After the Merger:

- If you own shares of Tenedora, your shares will be exchanged for newly issued shares of U.S. Commercial at a ratio to be determined at the relevant shareholders meeting; and
- U.S. Commercial will indirectly own 51% of the shares of CompUSA and cash in Mexican pesos in an amount ap

Approval of the Spin-offs and the Merger requires the affirmative vote of a majority of the aggregate voting power of the outstanding shares of GCarso and GSanborns. The controlling shareholders of GCarso, who also directly or indirectly control or will control GSanborns, U.S. Commercial and Tenedora, intend to cause the shares they control to be voted in favor of the Spin-offs and the Merger, so approval of the Spin-offs and the Merger is assured without the affirmative vote of any other shareholder.

You are not being asked for a proxy and are requested not to send one. In accordance with Mexican law, no proxy solicitation will be conducted. The accompanying Information Statement has been prepared to explain the Spin-offs to GCarso and GSanborns shareholders.

We are grateful for the loyalty and support of GCarso and GSanborns shareholders and look forward to welcoming them as shareholders of U.S. Commercial.

Sincerely,

Carlos Slim Domit
Chairman of the Boards of Grupo Carso
and Grupo Sanborns

Information Statement dated October 30, 2001

Grupo Carso, S.A. de C.V.
Grupo Sanborns, S.A. de C.V.

Grupo Carso, S.A. de C.V. ("GCarso") and Grupo Sanborns, S.A. de C.V. ("GSanborns") intend to spin off the 51% interest in CompUSA, Inc. ("CompUSA") currently owned by GSanborns. The spin-off is expected to be implemented in three successive transactions as follows: first, GSanborns will spin off a new Mexican company, which is expected to be named Tenedora U.S., S.A. de C.V. ("Tenedora") (the "Sanborns Spin-off"); second, GCarso will spin off a new Mexican company, which is expected to be named U.S. Commercial Corp., S.A. de C.V. ("U.S. Commercial") (the "Carso Spin-off" and, together with the Tenedora Spin-off, the "Spin-offs"); and finally, Tenedora will merge into U.S. Commercial (the "Merger").

This Information Statement relates to the Sanborns Spin-off and the Carso Spin-off, which are expected to be approved at separate extraordinary meetings of the shareholders of GSanborns and GCarso (respectively, the "Sanborns Approval Date" and the "Carso Approval Date", each an "Approval Date"). The Spin-offs will affect GCarso and GSanborns shareholders as follows:

- Beginning on the Sanborns Approval Date, each holder of GSanborns shares will also be deemed to own an equal number of shares of Tenedora.
- Beginning on the Carso Approval Date, each holder of GCarso shares, each holder of *certificados de participación ordinaria* ("CPOs") representing shares and each holder of ADSs representing CPOs will be deemed to own an equal number of shares of U.S. Commercial.

U.S. Commercial and Tenedora shares will not be delivered to shareholders and will not trade separately from either GSanborns or GCarso shares until the delivery dates (respectively, the "Sanborns Delivery Date" and the "Carso Delivery Date", each a "Delivery Date") that will be determined by the Board of Directors of each company. The Sanborns Delivery Date and the Carso Delivery Date will occur when certain regulatory requirements under Mexican law have been satisfied, and in any event not less than 45 days after the Sanborns Approval Date and the Carso Approval Date, respectively.

No consideration will be paid to GCarso, GSanborns, U.S. Commercial or Tenedora for the shares and ADSs issued as a consequence of the Spin-offs. Beginning on the Sanborns Delivery Date and the Carso Delivery Date, GSanborns and GCarso expect that the Tenedora shares and the U.S. Commercial shares will trade on the Mexican Stock Exchange. Admission to listing and trading will be subject to approval.

Following the Spin-offs, the Merger of Tenedora into U.S. Commercial will be submitted to shareholders for approval at separate extraordinary meetings of the shareholders of both companies.

NEITHER GCARSO NOR GSANBORNS IS ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND GCARSO OR GSANBORNS A PROXY.

GCarso and GSanborns are furnishing this Information Statement solely to provide information to shareholders of GCarso and GSanborns, who will receive shares of U.S. Commercial and Tenedora in connection with the Spin-offs and the Merger. This Information Statement is not, and should not be construed as, an inducement or encouragement to buy or sell any securities of GCarso or GSanborns.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transactions described herein or passed upon the accuracy or adequacy of this Information Statement or any document referred to herein. Any representation to the contrary is a criminal offense.

GCarso and GSanborns have prepared this Information Statement to explain the Spin-offs to their shareholders, who will receive shares of U.S. Commercial and Tenedora as a result of the Spin-offs. In accordance with Mexican law, neither GCarso nor GSanborns will conduct any proxy solicitation for the extraordinary shareholders meetings called to approve the Spin-offs or the Merger. In accordance with the *estatutos* of GCarso, non-Mexican investors will not be permitted to vote at the shareholders meeting that will be held to approve the Carso Spin-off. Under the *estatutos* of Tenedora, non-Mexican investors will not be permitted to vote at the shareholders meeting that will be held to approve the Merger.

TABLE OF CONTENTS

SHAREHOLDER INQUIRIES

Shareholders of GCarso with questions relating to the Spin-offs and distribution of the U.S. Commercial shares and the U.S. Commercial ADSs should contact GCarso at:

Miguel de Cervantes Saavedra No. 255
Col. Ampliación Granada
Mexico
Distrito Federal, 14060
Telephone (525) 250 5077
Fax (525) 328 5893

Shareholders of GSanborns with questions relating to the Spin-offs and distribution of the Tenedora shares should contact GSanborns at:

Calvario No. 100
Col. Tlalpan
Mexico
Distrito Federal, 14000
Telephone (525) 325 9986
Fax (525) 325 9974

SUMMARY

The following is a brief summary of certain information contained elsewhere in this Information Statement. This summary is qualified in its entirety by the more detailed information set forth in this Information Statement.

U.S. Commercial .... U.S. Commercial, a new Mexican corporation, will be established by GCarso to hold GCarso's shares of Tenedora and cash in Mexican pesos in an amount approximately equivalent to U.S. $150 million. Subsequently, Tenedora will be merged into U.S. Commercial.

U.S. Commercial's interest in Tenedora will be equal to GCarso's interest in GSanborns on the Sanborns Approval Date. GCarso's interest in GSanborns varies from time to time, generally as a result of purchases of shares in the open market. As of the date of this information statement, GCarso owned approximately 80% of the total shares of GSanborns.

Tenedora .... Tenedora, a new Mexican corporation, will be established by GSanborns to hold GSanborns's indirect ownership interest in shares of CompUSA. Subsequently, Tenedora will be merged into U.S. Commercial.

GSanborns .... After the Sanborns Spin-off, GSanborns will continue to conduct its businesses as it does today, except for its investment in CompUSA.

GCarso .... After the Carso Spin-off, GCarso will continue to conduct its businesses and own its investments as it does today, except for its investment through GSanborns in CompUSA.

Capital Structure of U.S. Commercial .... U.S. Commercial will have one class of shares which will have full voting rights. If the Carso Spin-off had occurred on the date of this Information Statement, U.S. Commercial would have had 915,000,000 shares issued and outstanding less the shares held in treasury pursuant to the repurchase program of GCarso. The number of additional U.S. Commercial shares to be issued in the Merger will be determined at the shareholders meeting of U.S. Commercial approving the Merger.

Capital Structure of Tenedora .... Tenedora will have one class of shares which will have full voting rights. The number of Tenedora shares will be 1,130,000,000.

Under the *estatutos* of Tenedora, non-Mexican investors will not be permitted to own shares. Accordingly, Tenedora will establish a trust to hold the shares of Tenedora attributable to non-Mexican shareholders of GSanborns. Following the Merger, the trust will deliver to, or for the account of, such non-Mexican shareholders the U.S. Commercial shares issued for their account.

The Sanborns Spin-off and the Carso Spin-off .... The Sanborns Spin-off and the Carso Spin-off will each be conducted by means of the procedure under Mexican corporate law called *escisión* or "split-up".

Effective on the Sanborns Approval Date:

- Tenedora will be established as a separate company.
- The interest in CompUSA owned by GSanborns will be transferred to Tenedora from GSanborns, together with cash in Mexican pesos in an amount approximately equivalent to U.S. $50 million.
- Each GSanborns shareholder will become the owner of the same number of Tenedora shares and will continue to own the same number of GSanborns shares.

Effective on the Carso Approval Date:

- U.S. Commercial will be established as a separate company.
- The shares of Tenedora owned by GCarso, as a result of the Sanborns Spin-off, will be transferred from GCarso to U.S. Commercial, together with cash in Mexican pesos in an amount approximately equivalent to U.S. $150 million.
- Each GCarso shareholder will become the owner of the same number of U.S. Commercial shares and will continue to own the same number of GCarso shares.

Delivery of U.S. Commercial Shares .... U.S. Commercial shares will not be held or traded separately from GCarso shares until the Carso Delivery Date.

The Board of Directors of U.S. Commercial will determine the Carso Delivery Date, on which U.S. Commercial shares will be distributed to the holders of GCarso shares. The Carso Delivery Date will occur when certain regulatory requirements under Mexican law have been satisfied, and in any event not less than 45 days after the Carso Approval Date.

Delivery of U.S. Commercial ADSs .... Beginning on the Carso Approval Date, each GCarso ADS will also represent the right to receive two U.S. Commercial shares.

U.S. Commercial will arrange with a U.S. depositary bank to issue new ADSs, each representing two U.S. Commercial shares. On a date (the "ADS Delivery Date") no earlier than the Carso Delivery Date, each record holder of GCarso ADSs will receive one U.S. Commercial ADSs for each GCarso ADS. The depositary for the GCarso ADSs will announce the ADS Delivery Date and the date for determining the right to receive U.S. Commercial ADSs (the "ADS Record Date").

Listing and Trading of U.S. Commercial Shares .... The U.S. Commercial shares will not trade separately from GCarso shares prior to the Carso Delivery Date. Beginning on the Carso Delivery Date, GCarso expects that the U.S. Commercial shares will trade on the Mexican Stock Exchange. Admission to listing and trading will be subject to approval. The U.S. Commercial ADSs, like the GCarso ADSs, will not trade on any exchange or other organized market.

Delivery of Tenedora Shares .... Tenedora shares will not be held or traded separately from GSanborns shares until the Sanborns Delivery Date.

The Board of Directors of Tenedora will determine the Sanborns Delivery Date, on which Tenedora shares will be distributed to holders of GSanborns shares. The Sanborns Delivery Date will occur when certain regulatory requirements under Mexican law have been satisfied, and in any event not less than 45 days after the Sanborns Approval Date.

Listing and Trading of Tenedora Shares ... The Tenedora shares will not trade separately from GSanborns shares prior to the Sanborns Delivery Date. Beginning on the Sanborns Delivery Date, GSanborns expects that the Tenedora shares will trade on the Mexican Stock Exchange. Admission to listing and trading will be subject to approval.

Shareholder Approval of the Spin-offs .... The Spin-offs require the affirmative vote of a majority of holders of GCarso and GSanborns shares at each of the shareholders meetings necessary to implement the Spin-offs. The controlling shareholders of GCarso and GSanborns intend to vote their shares in favor of the Spin-offs, so approval is assured without the affirmative vote of any other shareholder. No proxy solicitation will be conducted.

Certain Rights of Shareholders and Creditors .... Under limited circumstances, dissenting holders of GSanborns and GCarso shares may have the right to withdraw the capital represented by their shares. In addition, during the 45-day statutory period following each of the Sanborns Approval Date and the Carso Approval Date, the Sanborns Spin-off and the Carso Spin-off may be challenged in Mexican courts by any creditor of GSanborns or GCarso, respectively, or by any shareholder or group of shareholders representing at least 20% of the capital stock of GSanborns or GCarso, respectively.

Certain Tax Consequences .... The Spin-offs and the Merger are not taxable events for Mexican income tax purposes.

The Carso Spin-off and the Sanborns Spin-off are taxable distributions for U.S. federal income tax purposes that should be treated as having occurred (i) with respect to GSanborns shareholders, on the Sanborns Approval Date (ii) with respect to GCarso shareholders, on the Carso Approval Date.

Neither GSanborns nor GCarso has investigated the possible tax treatment of the Spin-offs or the Merger under the laws of any jurisdiction other than the laws of Mexico and U.S. federal law.

THE SPIN-OFFS

Overview

The Spin-offs, together with the subsequent Merger, will establish U.S. Commercial as a new Mexican corporation, independent of GCarso and GSanborns, which will own a 51% interest in CompUSA and cash in Mexican pesos in an amount approximately equivalent to U.S. $200 million.

Neither GSanborns nor GCarso will own any capital stock of U.S. Commercial, nor will U.S. Commercial own any capital stock of either GSanborns or GCarso. U.S. Commercial will continue to be controlled by the same groups of shareholders that control GCarso and GSanborns. See "Controlling Shareholders of U.S. Commercial".

The Sanborns Spin-off will occur on the Sanborns Approval Date, which is expected to be on or around November 15, 2001. The Carso Spin-off will occur on the Carso Approval Date, which is expected to occur on or around November 21, 2001. There will be a statutory period of at least 45 days between the Carso Approval Date and the shareholders meetings at which U.S. Commercial shareholders and Tenedora shareholders approve the merger of Tenedora intc U.S. Commercial.

The purpose of the Spin-offs and the Merger is to improve the financial and operating efficiency of GCarso and GSanborns and to enable the CompUSA controlling entity to manage and invest in the retailing sector in the U.S. without financial liabilities and with a healthy cash position to develop and support its operations. U.S. Commercial will own 51% of CompUSA, which sells technological solutions through its chain of retail stores in the United States of America. GCarso will continue to own controlling interests in GSanborns; Condumex, S.A. de C.V., which manufactures and markets products for the construction and energy markets and for the automobile and telecommunications industry; Nacobre, S.A. de C.V., a manufacturing company that produces copper and copper alloy products which are used in the construction, automobile and electrical industries, as well as aluminum products and PVC; Frisco, S.A. de C.V., which has operations in the railroad sector, chemical sector operations and mining sector operations; Porcelanite, S.A. de C.V., a producer of ceramic tiles; and Cigatam, S.A. de C.V., the tobacco company, which, in partnership with Phillip Morris, produces and markets cigarettes, including the Marlboro, Benson and Hedges and Delicados brands. GSanborns will continue to own its chain of 115 specialized Sanborns stores with retail and restaurant operations, 33 Sanborns Cafés, 59 music stores, 44 Sears stores and 110 "El Globo" bakery shops.

Shareholder Approval

The Board of Directors of GCarso and the Board of Directors of GSanborns each decided on September 3, 2001, to propose the Carso and Sanborns Spin-offs to their respective shareholders. The controlling shareholders of GCarso and GSanborns own shares in excess of the requisite majority required to approve the Spin-offs, and they intend to vote all their shares in favor of the Spin-offs. Accordingly, the approval of the Spin-offs is assured without the affirmative vote of any other shareholder.

Neither GCarso nor GSanborns is asking you for a proxy, and you are requested not to send GCarso or GSanborns a proxy. In accordance with Mexican law, notice of the extraordinary meetings will be given by publication in Mexican newspapers, and no proxy solicitation will be conducted for the meetings.

Description of the Spin-offs

The Sanborns Spin-off and the Carso Spin-off will be implemented using a procedure under Mexican corporate law called *escisión* or "split-up". In an *escisión*, an existing company is divided, creating a new company to which specified assets and liabilities are allocated. This procedure differs from the procedure by which a spin-off is typically conducted in the United States, where a parent company distributes to its shareholders shares of a subsidiary.

The Sanborns Spin-off

The Sanborns Spin-off will be implemented by a single action of the shareholders of GSanborns at an extraordinary meeting establishing Tenedora and identifying the assets of GSanborns to be allocated to Tenedora. Effective immediately on the Sanborns Approval Date:

- Tenedora will be established as a separate company with a fully independent legal existence and full capacity to own and dispose of its assets. The initial Board of Directors of Tenedora will be elected at the same extraordinary meeting that approves the Sanborns Spin-off.

- The interest in CompUSA owned by GSanborns will be transferred to Tenedora, together with cash in Mexican pesos in an amount approximately equivalent to U.S. $50 million.

- Each GSanborns shareholder will become the owner of the same number of Tenedora shares and will continue to own the same number of GSanborns shares.

- Tenedora shares will not trade separately from GSanborns shares until the Sanborns Delivery Date.

The Carso Spin-off

The Carso Spin-off will be implemented by a single action of the shareholders of GCarso at an extraordinary meeting establishing U.S. Commercial and identifying the assets of GCarso to be allocated to U.S. Commercial. The Carso Approval Date is expected to occur approximately one week after the Sanborns Approval Date. Effective immediately on the Carso Approval Date:

- U.S. Commercial will be established as a separate company with a fully independent legal existence and full capacity to own and dispose of its assets. The initial Board of Directors of U.S. Commercial will be elected at the same extraordinary meeting that approves the Carso Spin-off.

- The shares of Tenedora owned by GCarso, as a result of the Sanborns Spin-off, will be transferred from GCarso to U.S. Commercial, together with cash in Mexican pesos in an amount approximately equivalent to U.S. $150 million.

- Each GCarso shareholder will become the owner of the same number of U.S. Commercial shares and will continue to own the same number of GCarso shares.

The Delivery of Shares of Tenedora and U.S. Commercial

The right of GSanborns shareholders to receive Tenedora shares will be represented by GSanborns shares until the Sanborns Delivery Date. Investors will not be able to buy or otherwise acquire, or sell or otherwise transfer or deliver, Tenedora shares separately from GSanborns shares until the Sanborns Delivery Date.

The right of GCarso shareholders to receive U.S. Commercial shares will be represented by GCarso shares or CPOs from the Carso Approval Date until the Carso Delivery Date. Investors will not be able to buy or otherwise acquire, or sell or otherwise transfer or deliver, U.S. Commercial shares separately from GCarso shares until the Carso Delivery Date.

The Sanborns Delivery Date and the Carso Delivery Date will be established by the Board of Directors of Tenedora and U.S. Commercial, respectively, following the expiration of the period during which the relevant spin-off may be challenged under Mexican corporate law. See "Judicial Proceedings to Challenge the Sanborns Spin-off and the Carso Spin-off". GSanborns and GCarso currently expect that Tenedora and U.S. Commercial will be able to announce their respective Delivery Dates during the months of March or April, 2002, although no assurances can be given that such an announcement will be made by such time.

Under the *estatutos* of GCarso, ownership of GCarso shares is limited to persons who qualify as Mexican investors, as defined in the *estatutos*. Non-Mexican investors who purchase GCarso shares hold them in the form of CPOs, each representing one common share, issued by *Banco Inbursa, S.A., Institución de Banca Multiple, Grupo Financiero Inbursa*. U.S. Commercial will not have an analogous provision in its *estatutos*, and as a result, holders of GCarso CPOs will receive U.S. Commercial shares instead of CPOs.

Under the *estatutos* of Tenedora, ownership of Tenedora shares will be limited to persons who qualify as Mexican investors, as defined in the *estatutos*. Non-Mexican investors who hold shares of GSanborns will not be permitted to own shares of Tenedora. Accordingly, Tenedora will establish a trust with *Banco Inbursa, S.A., Institución de Banca Multiple, Grupo Financiero Inbursa* to hold the shares of Tenedora attributable to non-Mexican shareholders of GSanborns (the "Trust"). Following the Merger, the Trust will deliver to, or for the account of, such non-Mexican shareholders the U.S. Commercial shares issued for their account.

Delivery will generally be made by book entry annotation in the shareholder list maintained by *S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores* ("Indeval"), which is the clearing system for securities traded on the Mexican Stock Exchange.

Beginning on the Sanborns Delivery Date, it is expected that:

- Tenedora shares will commence trading on the Mexican Stock Exchange;
- GSanborns shares will trade on the Mexican Stock Exchange without the Tenedora shares; and
- shareholders will be able to deliver Tenedora shares separately from GSanborns shares.

Beginning on the Carso Approval Date, it is expected that:

- U.S. Commercial shares will commence trading on the Mexican Stock Exchange;
- GCarso shares will trade on the Mexican Stock Exchange without the U.S. Commercial shares; and
- shareholders will be able to deliver U.S. Commercial shares separately from GCarso shares.

Effects of the Spin-offs on Holders of GCarso ADSs

From the Carso Approval Date until the ADS Delivery Date, each GCarso ADS will represent, in addition to two GCarso shares, ownership of two U.S. Commercial shares to be delivered on the ADS Delivery Date.

U.S. Commercial will arrange with a U.S. depositary bank to issue ADSs, each representing two U.S. Commercial shares. Before any U.S. Commercial ADSs are issued and delivered, U.S. Commercial must (a) establish an exemption from the registration requirements of the U.S. Securities and Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) thereunder and (b) have an effective registration statement on Form F-6 for the ADSs. When these conditions have been met, but not before the Carso Delivery Date, the depositary bank will establish the ADS Delivery Date on which U.S. Commercial ADSs will be issued and distributed to each record holder of GCarso ADSs at the close of business (New York time) on the ADS Record Date. The U.S. regulatory conditions to the distribution of U.S. Commercial ADSs may not be satisfied before the Carso Delivery Date, so the issuance of U.S. Commercial ADSs may be delayed until after the Carso Delivery Date.

Persons holding GCarso ADSs through the facilities of The Depository Trust Company ("DTC") will receive the distribution of U.S. Commercial ADSs by book entry only, through the facilities of DTC. Persons holding GCarso ADSs directly will receive the distribution of U.S. Commercial ADSs in the form of certificated American Depositary Receipts ("ADRs") representing U.S. Commercial ADSs. These ADRs will be mailed to direct holders of GCarso ADSs on or as soon as practicable after the ADS Delivery Date. Persons holding GCarso ADSs through a broker or other securities intermediary should consult such broker or other securities intermediary concerning distribution of the ADSs.

Certain Relationships between GCarso and U.S. Commercial

Under Mexican law, GCarso will remain jointly and severally liable for the obligations of GCarso assumed by U.S. Commercial pursuant to the Carso Spin-off for a period of three years beginning on the Carso Approval Date. Such liability, however, will not extend to any obligation to a person or entity that has given its express consent relieving GCarso of such liability and approving the Carso Spin-off.

The separation of U.S. Commercial from GCarso and the transfer of assets to U.S. Commercial will be effected by the action of the GCarso shareholders at the extraordinary shareholders meeting approving the Carso Spin-off. Following the Carso Spin-off, neither GCarso nor U.S. Commercial will own any capital stock of the other. There may, however, be limited contractual relationships between GCarso and U.S. Commercial to implement the Carso Spin-off and to provide for transitional services to U.S. Commercial. Under Mexican law and applicable shareholder resolutions, GCarso and U.S. Commercial will be obligated to further ensure that the purposes of the Carso Spin-off are fully achieved.

Certain Relationships Among GSanborns, Tenedora and U.S. Commercial

Under Mexican law, GSanborns will remain jointly and severally liable for the obligations of GSanborns assumed by Tenedora pursuant to the Sanborns Spin-off for a period of three years beginning on the Sanborns Approval Date. GSanborns will not remain liable for any obligation to a person or entity that has given its express consent relieving GSanborns of such liability and approving the Sanborns Spin-off.

The separation of Tenedora from GSanborns and the transfer of assets to Tenedora will be effected by the action of the GSanborns shareholders at the extraordinary shareholders meeting approving the Sanborns Spin-off. Following the Sanborns Spin-off, neither GSanborns nor Tenedora will own any capital stock of the other. Under Mexican law and applicable shareholder resolutions, GSanborns and Tenedora will be obligated to further ensure that the purposes of the Sanborns Spin-off are fully achieved, and as a result of the Merger, U.S. Commercial will succeed to the rights and obligations of Tenedora in this regard.

Approvals and Consents

Promptly following the Sanborns Approval Date and the Carso Approval Date, the shareholders resolutions from the extraordinary meetings of GSanborns and GCarso shareholders will be notarized, registered in the Mexican Public Registry of Commerce and published in the *Diario Oficial de la Federación* (Official Gazette). Following the registration and publication of each decision, Mexican law provides for a period of 45 days during which the Sanborns Spin-off or the Carso Spin-off may be challenged by certain parties, as described below. The Merger will not take place before the end of this period.

In connection with the Spin-offs, GCarso, GSanborns and certain of their subsidiaries may require consents from certain creditors. GCarso and GSanborns do not expect that all of these consents will be obtained prior to implementing the successive transactions that comprise the Spin-off and it is possible that some of them will be obtained only after a long period of time, or not at all. Failure to obtain consents from creditors could result in GCarso, GSanborns or their subsidiaries being in default under certain of their respective debt obligations.

Where obligations of GSanborns or GCarso will be transferred to Tenedora or U.S. Commercial, consent of the relevant creditors will be required in order for Tenedora or U.S. Commercial to succeed to the rights and obligations of GSanborns or GCarso. In these cases, failure to obtain consent from creditors may require that GSanborns or GCarso remain liable for certain obligations of Tenedora or U.S. Commercial, including indebtedness and credit support limited to certain subsidiaries and affiliates of U.S. Commercial. Tenedora will agree to indemnify GSanborns against liabilities of this kind, and U.S. Commercial will agree to indemnify GCarso against liabilities of this kind.

In addition, the Spin-offs and the Merger will require clearance from the Mexican competition authorities.

Withdrawal Rights

Under Mexican corporate law, a holder of GCarso or GSanborns shares may, as a result of the spin-off of U.S. Commercial or Tenedora, have the right to withdraw the capital represented by its GCarso or GSanborns shares. In order to exercise the right of withdrawal, a shareholder must vote against the spin-off at the extraordinary shareholders meeting at which it is approved, and then give notice of its intention to exercise its withdrawal rights within 15 days of adjournment of the extraordinary meeting. A shareholder who has complied with these steps is entitled to reimbursement of its shares in proportion to the net assets of GCarso or GSanborns, as the case may be, as reflected on the most recent annual balance sheet that has been approved by the shareholders.

Judicial Proceedings to Challenge the Sanborns Spin-off or the Carso Spin-off

Under Mexican corporate law, for a period of 45 days following the registration and publication of the shareholders resolutions approving each of the Carso Spin-off and the Sanborns Spin-off, any shareholder or group of shareholders representing at least 20% of the entire capital stock of GCarso or GSanborns, or any creditor of GCarso or GSanborns, may commence judicial proceedings in Mexican courts to challenge the spin-off. In connection with such a challenge, a court may temporarily suspend such spin-off, if the party bringing the proceedings posts bond as security for damages and losses which might be suffered by GCarso or GSanborns as a result of the challenge. The suspension may continue until there is a final, non-appealable judicial declaration that the challenge is unfounded or an agreement between the challenging party and GCarso or GSanborns, as the case may be. Once the period has expired and the by-laws of U.S. Commercial and Tenedora have been notarized and registered in the Public Registry of Commerce, such spin-off may no longer be challenged by creditors or shareholders. GCarso and GSanborns do not expect that the shares of Tenedora or U.S. Commercial will be delivered to shareholders prior to the end of the 45-day period. Moreover, GCarso and GSanborns do not expect that the Merger will take place prior to the end of the 45-day period following the Carso Approval Date. See "Approvals and Consents".

The legal grounds on which an *escisión* may be challenged, and the remedies a court may impose if it sustains the challenge, are not specified in Mexican corporate law and have not been the subject of extensive practical experience or commentary. GCarso and GSanborns are unable to anticipate whether any party will challenge either the Carso Spin-off or the Sanborns Spin-off or, if so, what standards the Mexican courts will apply to rule on the challenge, what procedures they will follow in conducting proceedings or what remedies they will impose.

THE MERGER

The Merger will be implemented by the actions of the shareholders of Tenedora and U.S. Commercial at extraordinary meetings of the shareholders of Tenedora and U.S. Commercial approving the Merger (the "Merger Approval Date"). The Merger Approval Date is expected to occur at least 45 days after the Carso Approval Date. Effective immediately on the Merger Approval Date:

- U.S. Commercial will indirectly own the 51% interest in CompUSA now owned by GSanborns.
- Each Tenedora shareholder will become the owner of U.S. Commercial shares at a ratio to be determined at the relevant shareholders meeting.

. The controlling shareholders of GCarso, who also directly or indirectly control or will control GSanborns, U.S. Commercial and Tenedora, intend to cause the shares they control to be voted in favor of the Merger, so approval of the Merger is assured without the affirmative vote of any other shareholder. In accordance with Mexican law, no proxy solicitation will be conducted.

Non-Mexican investors in Tenedora, who will not be permitted to own shares of Tenedora under the *estatutos* of Tenedora, will hold their shares through the Trust. Following the Merger, the Trust will deliver to, or for the account of, such non-Mexican beneficial owners the U.S. Commercial shares issued for their account. Non-

Mexican beneficial owners of Tendora shares will not be permitted to vote at the shareholders meeting to approve the Merger.

TAXATION

Mexican Tax Consequences

The following discussion summarizes the principal Mexican tax consequences of the Spin-offs and the Merger to a holder of GCarso shares, GCarso ADSs or GSanborns shares who does not reside in Mexico for purposes of Mexican taxation (a "non-Mexican holder"), but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to the holders of GCarso shares, GCarso ADSs or GSanborns shares.

The receipt by non-Mexican holders of U.S. Commercial shares or U.S. Commercial ADSs in connection with the Carso Spin-off will not be subject to Mexican personal income tax, corporate income tax or capital gains tax. Nor will the receipt by non-Mexican holders of Tenedora shares be subject to Mexican personal income tax, corporate income tax or capital gains tax. The receipt by non-Mexican holders of U.S. Commercial shares in connection with the Merger will not be subject to Mexican personal income tax, corporate income tax or capital gains tax.

GSanborns will not be subject to Mexican income tax on the transfer of assets to Tenedora in the Sanborns Spin-off, and GCarso will not be subject to Mexican income tax on the transfer of assets to U.S. Commercial in the Carso Spin-off, provided that at least 51% of the aggregate issued and outstanding shares of GSanborns and Tenedora, or GCarso and U.S. Commercial, as the case may be, are not transferred for a period of one year after the Mexican tax authorities have been notified of such spin-off. GSanborns and GCarso intend to notify the tax authorities within the month following the date of the shareholders meeting, and the holders of more than 51% of the aggregate issued and outstanding shares of GSanborns and GCarso as of the date of this Information Statement have informed GSanborns and GCarso that they intend to comply with the one-year restriction on transfer.

For purposes of Mexican taxation, a natural person resides in Mexico if he or she has established his or her home in Mexico, unless he or she has resided in another country for more than 183 consecutive or nonconsecutive days in any calendar year, and can demonstrate that he or she has become a resident of that country for tax purposes. A legal entity resides in Mexico for Mexican tax purposes if it was incorporated in Mexico, or has its principal administrative office or the effective location of its management is in Mexico. A Mexican citizen is presumed to be a resident of Mexico unless such person can demonstrate otherwise. If a non-resident of Mexico has a permanent establishment or fixed base in Mexico, he or she will be subject to Mexican taxes, in accordance with applicable Mexican tax laws.

There are no Mexican stamp, issue, registration or similar taxes or duties payable by holders of GCarso shares, Carso ADSs or GSanborns shares in connection with the Spin-offs or the Merger.

United States Taxation

This summary describes the principal U.S. federal income tax consequences of the Sanborns Spin-off, the Carso Spin-off and the subsequent Merger of Tenedora with and into U.S. Commercial. It does not purport to be a comprehensive description of all the tax consequences of the two Spin-offs and the Merger that may be relevant to a holder of the GCarso shares, CPOs or ADSs or the GSanborns shares. This summary applies only to holders of GCarso shares, CPOs or ADSs and holders of GSanborns shares holding their respective securities as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders with a functional currency other than the U.S. dollar, holders of 10% or more of the shares of GCarso (whether held directly or through CPOs, ADSs or a combination thereof) or GSanborns, tax-exempt organizations, financial institutions, holders accounting for their investment in GCarso shares, CPOs or ADSs or investment in GSanborns shares on a mark-to-market basis, and all persons holding any such securities in a hedging transaction or as part of a straddle or conversion transaction.

Each holder should consult such holder's own tax advisor concerning the overall tax consequences to it, including the consequences of applicable Spin-off and the Merger, as the case may be, arising under foreign, state or local laws.

In this discussion references to a "U.S. Holder" are to a holder of GCarso shares, CPOs, ADSs, GSanborns shares or Tenedora shares, as the case may be, (i) that is a citizen or resident of the United States of America, or (ii) that is a corporation organized under the laws of the United States or any state thereof, or (iii) that is otherwise subject to U.S. federal income taxation on a net income basis with respect to the GCarso shares, CPOs, ADSs, GSanborns shares or Tenedora shares, as the case may be.

For purposes of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), holders of CPOs or ADSs will be treated as owners of the GCarso shares represented by such CPOs or ADSs.

Both the GSanborns Spin-off and the GCarso Spin-off are taxable events for U.S. federal income tax purposes that should be treated as having occurred on their respective Approval Dates – that is, the dates on which the GSanborns and GCarso shareholders became the deemed owners of the Tenedora shares and the U.S. Commercial shares, respectively, under Mexican law. U.S. Holders therefore should be treated as having received a taxable distribution of the Tenedora shares or the U.S. Commercial shares, as the case may be, on their respective Approval Dates, and should not be considered to have a subsequent taxable distribution on the applicable Delivery Date for the Tenedora shares or the U.S. Commercial shares.

The amounts of the distributions of the Tenedora shares and the U.S. Commercial shares to U.S. Holders will equal the fair market values of the Tenedora shares and the U.S. Commercial shares, respectively, deemed received as of the applicable Approval Date. The determination of fair market values of the Tenedora shares and the U.S. Commercial shares as of the applicable Approval Date will be uncertain, because those shares will not trade separately from the GSanborns shares and the GCarso shares, respectively, until the applicable Delivery Date. U.S. Holders are advised to consult with their own tax advisors as to the determination of the fair market values of the Tenedora shares or the U.S. Commercial shares, as the case may be, as of the applicable Approval Dates.

The distributions of the Tenedora shares and the U.S. Commercial shares generally would be treated as (i) first, ordinary dividend income to U.S. Holders to the extent of GSanborns's or GCarso's current or accumulated earnings and profits, respectively (calculated under U.S. federal income tax principles); (ii) second, as a reduction in the U.S. Holder's tax basis in its GSanborns shares or GCarso shares, respectively, until the U.S. Holder's basis is reduced to zero; and (iii) third, as gain from the sale or exchange of the GSanborns shares or GCarso shares, respectively (which gain will generally be long-term capital gains if such U.S. Holder has held such shares for over one year). Nevertheless, because neither GSanborns nor GCarso is able to determine its earnings and profits (under U.S. federal income tax principles), U.S. Holders generally should assume that the distributions of the Tenedora shares and the U.S. Commercial shares will be ordinary income in their entirety. A U.S. Holder that is a corporation will not be entitled to a dividends received deduction with respect to either of the distributions. Dividends generally will constitute foreign source "passive income" or, in the case of certain U.S. holders, "financial services income" for U.S. foreign tax credit purposes.

The proposed Merger of Tenedora with and into U.S. Commercial is intended to constitute a tax-free reorganization for U.S. Holders exchanging the Tenedora shares for U.S. Commercial shares, but no assurance can be given that the Merger will be treated as such for U.S. federal income tax purposes. If the Merger is a taxable transaction, U.S. Holders would be taxable on their gain, if any, to the extent that the fair market value (as of the Merger Approval Date) of the U.S. Commercial shares that they receive exceeds their tax basis in their Tenedora shares.

U.S. COMMERCIAL

Following the Merger, U.S. Commercial will be a *sociedad anónima de capital variable* organized under the laws of Mexico with its principal executive offices at Miguel de Cervantes Saavedra No. 255, Col. Ampliación Granada, Mexico Distrito Federal, 14060. The telephone number of U.S. Commercial at this location is (525) 250 5077.

U.S. Commercial will indirectly hold 51% of the shares of CompUSA and will initially have cash in Mexican pesos in an amount approximately equivalent to U.S. $200 million. For a description of the business and operations of U.S. Commercial, shareholders should refer to the *folleto informativo* to be filed with the Bolsa Mexicana de Valores, S.A. de C.V. (the "Bolsa") on behalf of U.S Commercial in connection with the registration of its shares under Mexican law, which is hereby incorporated by reference in this Information Statement. The *folleto informativo* will be filed at the time of registration, which will occur at or around the Carso Delivery Date, and will be available on the website of the Bolsa at www.bmv.com.mx.

Investment in CompUSA

As of the date of this Information Statement, GSanborns indirectly owned 51% of the voting shares of CompUSA. Following the Sanborns Spin-off, Tenedora will indirectly own this 51% of the voting shares of CompUSA. As of the date of this Information Statement, GCarso owned 80% of the voting shares of GSanborns. Following the Carso Spin-off, U.S. Commercial will own 80% of the voting shares of Tenedora, and GCarso will continue to own 80% of the voting shares of GSanborns. Following the Merger, US. Commercial Corp. will own 51% of the voting shares of CompUSA.

Capital Structure of U.S. Commercial

U.S. Commercial will have one class of shares which will have full voting rights. If the Spin-off had occurred on the date of this information statement, U.S. Commercial would have had 915,000,000 shares issued less the shares held in treasury pursuant to the repurchase program of GCarso. The number of additional U.S. Commercial shares to be issued in the Merger will be determined at the shareholders meeting of U.S. Commercial approving the Merger.

The U.S. Commercial shares will have full voting rights. Under the *estatutos* of GCarso, non-Mexican investors who purchase GCarso shares are required to hold them in the form of CPOs. U.S. Commercial will not have an analogous provision in its *estatutos*, and as a result, holders of GCarso CPOs will receive U.S. Commercial shares instead of CPOs.

GCARSO

GCarso is a *sociedad anónima de capital variable* organized under the laws of Mexico with its principal executive offices at Miguel de Cervantes Saavedra No. 255, Mexico D.F., Mexico. The telephone number of GCarso at this location is (525) 250 5077. For a detailed description of the businesses and operations of GCarso, shareholders should refer to the annual report of GCarso for the fiscal year ending December 31, 2000, which (i) has been filed with the Bolsa and is available on the Bolsa's website at www.bmv.com.mx. (ii) will be submitted to the Securities and Exchange Commission (the "Commission") pursuant to rule 12g3-2(b). For financial information about GCarso for the nine months ending September 30, 2001, shareholders should refer to the interim reports of GCarso dated March 31, June 30, and September 30, 2001 which (i) have been filed with the Bolsa and are available on the Bolsa's website at www.bmv.com.mx., and (ii) will be submitted to GCarso with the Commission pursuant to rule 12g3-2(b).

GCarso will continue to own controlling interests in GSanborns; Condumex, S.A. de C.V., which manufactures and markets products for the construction and energy markets and for the automobile and telecommunications industry; Nacobre, S.A. de C.V., a manufacturing company that produces copper and copper alloy products which are used in the construction, automobile and electrical industries, as well as aluminum products and PVC; Frisco, S.A. de C.V., which has operations in the railroad sector, chemical sector operations and mining sector operations; Porcelanite, S.A. de C.V., a producer of ceramic tiles; and Cigatam, S.A. de C.V., the tobacco company, which, in partnership with Phillip Morris, produces and markets cigarettes, including the Marlboro, Benson and Hedges and Delicados brands.

A pro forma unconsolidated balance sheet dated as of June 30, 2001, of GCarso showing the effects of the Carso Spin-off is attached hereto as Exhibit I. In addition, in connection with the registration of U.S. Commercial, GCarso will publish pro forma consolidated financial statements of GCarso and GSanborns, and such statements are hereby incorporated by reference in this Information Statement.

GSANBORNS

GSanborns is a *sociedad anónima de capital variable* organized under the laws of Mexico with its principal executive offices at Calvario No. 100, Mexico D.F., Mexico. The telephone number of GSanborns at this location is (525) 325-9986. For a detailed description of the businesses and operations of GSanborns, shareholders should refer to the annual report of GSanborns for the fiscal year ending December 31, 2000, which has been filed with the Bolsa and which is available on the Bolsa's website at www.bmv.com.mx. For financial information about GSanborns for the nine months ending September 30, 2001, shareholders should refer to the interim report of GSanborns dated March 31, June 30 and September 30, 2001, which have been filed with the Bolsa and are available on the Bolsa's website at www.bmv.com.mx.

After the Sanborns Spin-off, GSanborns will continue to operate its chain of 115 specialized Sanborns stores with retail and restaurant operations, 33 Sanborns Cafés, 59 music stores, 44 Sears stores and 110 "El Globo" bakery shops. Approximately 80% of the shares of GSanborns are owned by GCarso.

A pro forma unconsolidated balance sheet dated as of June 30, 2001, of GSanborns showing the effects of the Sanborns Spin-off is attached hereto as Exhibit II. In addition, in connection with the registration of U.S. Commercial, GCarso will publish pro forma consolidated financial statements of GCarso and GSanborns, and such statements are hereby incorporated by reference in this Information Statement.

CONTROLLING SHAREHOLDERS OF U.S. COMMERCIAL

Carlos Slim Helú and members of his immediate family beneficially own a majority of the shares of GCarso and, following the U.S. Commercial Spin-off, will beneficially own a majority of the shares of U.S. Commercial. GCarso is not aware of any other holders of greater than five percent.

MARKET INFORMATION

U.S. Commercial

There is no trading market for the U.S. Commercial shares or the U.S. Commercial ADSs and there can be no assurances as to the establishment or continuity of any such market. GCarso currently intends to seek approval for the listing of the U.S. Commercial shares on the Mexican Stock Exchange. Prices at which the U.S. Commercial shares and U.S. Commercial ADSs may trade after the Carso Delivery Date and after the Merger cannot be predicted.

The U.S. Commercial shares and U.S. Commercial ADSs received pursuant to the Carso Spin-off will be freely transferable, except for U.S. Commercial shares and U.S. Commercial ADSs received by any person who may be deemed an "affiliate" of U.S. Commercial within the meaning of Rule 144 ("Rule 144") under the U.S. Securities Act of 1933, as amended (the "Securities Act"). Persons who may be deemed to be affiliates of U.S. Commercial after the Carso Spin-off generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, U.S. Commercial, and may include the directors and principal executive officers of U.S. Commercial as well as any principal shareholder of U.S. Commercial. Persons who are affiliates of U.S. Commercial will be permitted to sell their U.S. Commercial shares and U.S. Commercial ADSs received pursuant to the Carso Spin-off only pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.

Except for the U.S. Commercial shares and U.S. Commercial ADSs issued in connection with the Spin-offs and the Merger, no securities of U.S. Commercial will be outstanding as of or immediately following the Spin-offs and the Merger. U.S. Commercial will submit materials to the Commission to establish an exemption from the registration requirements of the Exchange Act, pursuant to Rule 12g3-2(b).

GSanborns intends to seek approval for the listing of the Tenedora shares on the Mexican Stock Exchange. The Tenedora shares will trade only from the Sanborns Delivery Date until the effective date of the Merger, when Tenedora shares will be exchanged for shares of U.S. Commercial. There can be no assurance that there will be a liquid market for Tenedora shares. Under the *estatutos* of Tenedora, ownership of Tenedora shares will be limited to persons who qualify as Mexican investors, as defined in the *estatutos*. Non-Mexican investors who hold shares of GSanborns will not be permitted to own shares of Tenedora, and the shares of Tenedora attributable to them will be held by the Trust. Following the Merger, the Trust will deliver to or for the account of such non-Mexican shareholders the U.S. Commercial shares issued for their account.

GCarso

GCarso shares are traded on the Mexican Stock Exchange. Under the *estatutos* of GCarso, ownership of GCarso shares is limited to persons who qualify as Mexican investors, as defined in the *estatutos*. Non-Mexican investors who purchase GCarso shares hold them in the form of CPOs, each representing one common share, issued by *Banco Inbursa, S.A., Institución de Banca Multiple, Grupo Financiero Inbursa*. GCarso common share ADSs are issued by Citibank, N.A. as depositary. On October 16, 2001, there were 890,250,000 GCarso shares outstanding, of which 30,341,692 shares were represented by GCarso common share ADSs held by 66 holders with registered addresses in the United States. GCarso is exempt from the registration requirements of the Exchange Act, pursuant to Rule 12g3-2(b).

The table below sets forth, for the periods indicated, the reported high and low sales prices for the GCarso shares on the Mexican Stock Exchange. Prices have not been restated in constant currency units.

	Mexican Stock Exchange (pesos per GCarso share)	
	High	**Low**
Annual highs and lows		
2000	50.70	21.00
1999	49.05	24.50
1998	56.00	20.30
1997	66.10	38.30
1996	41.70	20.85
Quarterly highs and lows		
2001:		
First quarter	30.10	20.70
Second quarter	28.35	20.80
2000		
First quarter	50.70	33.50
Second quarter	36.60	25.00
Third quarter	39.50	28.00
Fourth quarter	31.60	21.00

GSanborns

GSanborns shares are traded on the Mexican Stock Exchange. On October 25, 2001, there were 955,272,923 GSanborns shares outstanding, of which GCarso owned approximately 80%.

The table below sets forth, for the periods indicated, the reported high and low sales prices for the GSanborns shares on the Mexican Stock Exchange. Prices have not been restated in constant currency units.

	Mexican Stock Exchange (pesos per GSanborns share)	
	High	**Low**
Annual highs and lows		
2000	24.60	11.50
1999	23.10	12.50
Quarterly highs and lows		
2001:		
First quarter	15.60	11.28
Second quarter	13.60	10.00
2000		
First quarter	24.60	18.70
Second quarter	20.50	13.90
Third quarter	18.60	13.40
Fourth quarter	16.50	11.50

The Mexican Stock Exchange

The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Founded in 1907, it is organized as a corporation whose shares are held by brokerage firms, which are exclusively authorized to trade on the Exchange. Trading on the Mexican Stock Exchange takes place principally on the Exchange through automated systems, which is generally open between the hours of 8:30 a.m. and 3:00 p.m. Mexico City time, each business day. Trades in securities listed on the Mexican Stock Exchange can also be effected off the Exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the GCarso shares that are directly or indirectly (for example, through ADSs) quoted on a stock exchange (including for these purposes NASDAQ) outside Mexico, nor is it expected to apply to the U.S. Commercial shares.

Settlement is effected two business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the Mexican National Securities Commission. Most securities traded on the Mexican Stock Exchange, including those of GCarso and GSanborns, are on deposit with *Indeval*. It is expected that the Tenedora and U.S. Commercial shares will be on deposit with *Indeval* as well.

ADDITIONAL INFORMATION

U.S. Commercial will seek to establish an exemption from the registration and reporting requirements of the Exchange Act pursuant to Rule 12g3-2(b) thereunder. In accordance therewith, it will submit to the Commission whatever information it has, from the beginning of its fiscal year, (a) made public pursuant to Mexican law, (b) filed with a stock exchange that makes such information public or (c) distributed to its security holders. After the Carso Spin-off, such documents will be available to be inspected and copied at the public reference facilities of the Commission. In order to maintain the exemption, U.S. Commercial will be required to furnish, to the Commission whatever information is made public, filed or distributed (or is or required to be made public, filed or distributed) as described above.

FORWARD-LOOKING STATEMENTS

Some of the statements in this Information Statement are forward-looking. These forward-looking statements relate to competition, trends and anticipated developments in the computer industry and the Mexican, Latin American and global economies. In addition, GCarso, GSanborns, Tenedora or U.S. Commercial may make forward-looking statements in future filings with the Commission and in written material, press releases and oral statements issued by or on behalf of them. Forward-looking statements include statements regarding a company's intent, belief or current expectations or those of its officers (including statements preceded by, followed by or that include forward-looking terminology such as "may", "will", "should", "believes", "expects", "anticipates", "estimates", "continues", or similar expressions or comparable terminology) with respect to various matters.

It is important to note that actual results of GCarso, GSanborns, Tenedora or U.S. Commercial could differ materially from those anticipated in these forward-looking statements depending on various important factors. These important factors include economic and political conditions and government policies in Mexico and elsewhere, inflation rates, exchange rates and exchange controls in Mexico, rate adjustments, regulatory developments, technological improvements, customer demand and competition. This list of factors is not exclusive and other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

All information and forward-looking statements contained in this Information Statement are based on information available to GCarso or GSanborns on the date hereof. Neither GCarso nor GSanborns undertakes to update any information or forward-looking statement that may be made by it or on its behalf, in this Information Statement or otherwise, except in the normal course of its respective public disclosures.

No person is authorized to give any information or to make any representation not contained or incorporated herein by reference, and, if given or made, such information or representation must not be relied upon as having been authorized by GCarso or GSanborns.

Each of Tenedora and U.S. Commercial will file an application with the Mexican National Banking and Securities Commission to register its Shares in the Mexican Securities Registry maintained by the Mexican National Banking and Securities Commission, and to permit the transactions mentioned in this Information Statement. This registration and permission does not imply any certification as to the investment quality of the shares of Tenedora or U.S. Commercial, the solvency of either company, or the accuracy or completeness of the information contained herein.

EXHIBITS

EXHIBIT I

Translation of a pro forma financial statement originally issued in Spanish

Grupo Carso, S.A. de C.V.

Pro forma balance sheet as of June 30, 2001
Expressed in thousands of Mexican pesos with purchasing power as of that date

	CARSO before the Spinoff	U.S. Commercial Corporation, S.A. de C.V. (Spun-off)	CARSO after the Spinoff
Current assets:			
Cash and marketable securities	$ 2,264,162	$ 1,363,500	$ 900,662
Accounts receivable	197,936	-	197,936
Total current assets	2,462,098	1,363,500	1,098,598
Investment in shares of subsidiaries and associated companies	24,483,866	3,790,080	20,693,786
Equipment, net	1,496	-	1,496
Other assets, net	289,805	-	289,805
Goodwill, net	74,541	-	74,541
	$ 27,311,806	$ 5,153,580	$ 22,158,226
Liabilities and stockholders' equity			
Current liabilities:			
Financial debt	$ 1,936,822	$ -	$ 1,936,822
Accounts payable and accrued liabilities	29,638	3,249	26,389
Total current liabilities	1,966,460	3,249	1,963,211
Deferred income taxes	1,435,103	-	1,435,103
Total liabilities	3,401,563	3,249	3,398,314
Stockholders' equity:			
Paid-in capital-			
Capital stock	1,360,291	340,073	1,020,218
Restatement of capital stock	5,479,465	1,369,866	4,109,599
Additional paid-in capital	2,461,170	615,293	1,845,877
	9,300,926	2,325,232	6,975,694
Other capital-			
Reserve for repurchase of own shares	2,822,064	705,516	2,116,548
Retained earnings	41,790,149	2,119,583	39,670,566
Cumulative effect of deferred income taxes	(6,204,576)	-	(6,204,576)
Cumulative effect of restatement	(25,100,694)	-	(25,100,694)
Net result for the period	1,302,374	-	1,302,374
Total stockholders' equity	23,910,243	5,150,331	18,759,912
	$ 27,311,806	$ 5,153,580	$ 22,158,226

The accompanying notes are an integral part of this pro forma balance sheet.

Expressed in thousands of Mexican pesos with purchasing power as of that date

1 Explanation added for translation into English:

The accompanying pro forma financial statements have been translated from Spanish into English for use outside of Mexico. These financial statements are presented on the basis of accounting principles generally accepted in Mexico. Certain accounting practices applied by the companies that conform with accounting principles generally accepted in Mexico may not conform with accounting principles generally accepted in the country of use.

2 Activities of the Company:

Grupo Carso, S.A. de C.V. (CARSO or the Company) is the holding company of a group of companies whose primary activities are carried out in the following industries: tobacco; mining and metallurgical; hospitality; operation of retail stores of personal computers, department stores, carrying gifts, music items, restaurants and bakeries; baking and sale of bread and cakes; railway cargo services; manufacturing and distribution of copper and copper alloy by-products; manufacturing and distribution of aluminum ingots, sheets, foil and other aluminum by-products; manufacturing of electric cables; manufacturing and distribution of ceramic tiles; and the leasing and management of commercial real estate "malls".

The Company is managed by Servicios Administrativos Lava, S.A. de C.V. (affiliated company). Therefore, it has no employees and consequently, it is not subject to employee profit sharing and has no employee benefit obligations.

3 Restructuring:

The Company carried out a corporate restructuring, as follows:

(a) In January 2001, the following subsidiaries of Industrias Nacobre, S. A. de C. V.: Nacional de Cobre, S. A. de C. V., Cobrecel, S. A. de C. V., Conexiones Nacobre, S. A. de C. V., Mefusa, S. A. de C. V., Conectores Nacobre, S. A. de C. V. and Fundidora Nacobre, S. A. de C. V. (merged companies) merged with Cupro San Luis, S. A. de C. V. (merging company). In March 2001, Cupro San Luis, S. A. de C. V. changed its corporate name to Nacional de Cobre, S. A. de C. V. In April 2001, the following subsidiary of Grupo Calinda, S. A. de C. V.: Hotel Internacional, S. A. de C. V. (merged company) merged with Castilleja, S. A. DE C. V. (merging company).

(b) In April 2001, Grupo Condumex, S.A. de C.V. acquired 70% of the shares representing the capital stock of KB/TEL Telecomunicaciones, S.A. de C.V., which is engaged in the transmission of communications through wide band. Derived from this operation, a negative goodwill of $14,666 was recorded.

As a result of the transactions mentioned above, the following are the subsidiaries over which the Company has control:

	Ownership %		
Company	Direct	Indirect	Total
Inmuebles Cantabria, S.A. de C.V. and Subsidiaries (Cantabria)	99.99	0.01	100.00
Grupo Calinda, S.A. de C.V. and Subsidiaries (Calinda)	100.00	-	100.00
Servicios Administrativos Lava, S.A. de C.V. (Lava)	99.99	0.01	100.00

Expressed in thousands of Mexican pesos with purchasing power as of that date

	Ownership %		
Company	Direct	Indirect	Total
Proveedora Inbursa, S.A. de C.V. (Proveedora)	90.00	-	90.00
Consorcio Bosques, S.A. de C.V. and Subsidiaries (Consorcio)	61.85	-	61.85
Grupo Sanborns, S.A. de C.V. and Subsidiaries (Sanborns)	79.47	0.25	79.72
Tenedora U.S., S.A. de C.V.	79.47	0.25	79.72
Empresas Frisco, S.A. de C.V. and Subsidiaries (Frisco)	89.39	9.44	98.83
Grupo Condumex, S.A. de C.V. and Subsidiaries (Condumex)	99.54	-	99.54
Servicios Corporativos Cigatam, S.A. de C.V. (Cigatam)	50.00	-	50.00
Corporación Industrial Llantera, S.A. de C.V. (Corporación)	100.00	-	100.00
Industrias Nacobre, S.A. de C.V. and Subsidiaries (Nacobre)	99.89	-	99.89
Porcelanite, S.A. de C.V. and Subsidiaries (Porcelanite)	99.93	-	99.93
Grupo Industrial Carso, S.A. de C.V. (Industrial)	99.99	0.01	100.00
Cigarros la Tabacalera Mexicana, S.A. de C.V. and Subsidiary	-	50.01	50.01
Carso, LLC	100.00	-	100.00
Artes Gráficas Unidas, S.A. de C.V.	-	68.19	68.19
Galas de México, S.A. de C.V.	-	80.51	80.51
Promotora Galas, S.A. de C.V.	-	80.51	80.51
Grupo Convertidor Industrial, S.A. de C.V.	-	80.55	80.55
PC Construcciones, S.A. de C.V.	-	76.00	76.00
Eficorp, S.A. de C.V.	90.00	-	90.00

4 Significant accounting policies:

The financial statements were prepared in conformity with accounting principles generally accepted (GAAP) in Mexico, which require that management make certain estimates and use certain assumptions to determine the valuation of some of the items included in the financial statements and make the required disclosures therein. While the estimates and assumptions used may differ from their final effect, management believes that they were adequate under the circumstances. A summary of the significant accounting policies is as follows:

(a) Change in accounting policies-

Beginning January 1, 2001, the Company adopted the regulations of revised Bulletin C-2, "Financial Instruments". This bulletin establishes the methodology for the valuation and recording of financial instruments, requiring that the financial instruments contracted be recorded as assets and liabilities, thus affecting the comprehensive result of financing. The financial instruments that have been designated and effectively function as a hedging of assets or liabilities or future transactions will affect the assets or liabilities or the corresponding transactions when they are realized, settled or occur, respectively.

(b) Recognition of the effects of inflation in the financial information-

The Company restates all of its financial statements in terms of the purchasing power of the Mexican peso as of the end of the latest period, thereby comprehensively recognizing the effects of inflation.
In order to recognize the effects of inflation in terms of Mexican pesos with purchasing power as of period end, the procedures are as follows:

– *Balance sheet:*

Equipment is originally recorded at its acquisition and/or construction cost and is restated using factors derived from the National Consumer Price Index (NCPI).

Depreciation is calculated on restated values and based on the estimated economic useful lives of the assets.

The investment in subsidiaries and associated companies is recorded under the equity method, based on the audited financial statements of the subsidiaries and associated companies, restated on the same basis as those of CARSO.

Goodwill and negative goodwill are restated using a factor derived from the NCPI from the date generated.

Stockholders' equity and other nonmonetary items are restated using a factor derived from the NCPI from the date of contribution or generation.

– *Statement of income:*

Revenues and expenses, which are associated with a monetary item, are restated from the month in which they arise through period end, based on factors derived from the NCPI.

Costs, expenses and revenues that are associated with a nonmonetary item are restated based on the value of the corresponding assets and liabilities.

The gain or loss from monetary position, which represents the erosion of the purchasing power of monetary items caused by inflation, is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI, and is restated at period end with the corresponding factor.

(c) Marketable securities-

Marketable securities are primarily bank acceptances, bank funds, short term variable-rate and debt investment funds shares valued at market (cost plus accrued interest).

Expressed in thousands of Mexican pesos with purchasing power as of that date

(d) Investment in subsidiaries and associated companies -

The main investment in subsidiaries and associated companies is as follows:

	CARSO before the Spinoff	U.S. Commercial Corporation, S.A. de C.V. (Spun-off)	CARSO after the Spinoff
Inmuebles Cantabria, S.A. de C.V.	$ 2,277,992	$ -	$ 2,277,992
Servicios Administrativos Lava, S.A. de C.V.	4,628	-	4,628
Proveedora Inbursa, S.A. de C.V.	4,530	-	4,530
Grupo Sanborns, S.A. de C.V.	3,088,649	-	3,088,649
Tenedora, U.S., S.A. de C.V.	3,790,080	3,790,080	-
Corporación Industrial Llantera, S.A. de C.V.	1,344,957	-	1,344,957
Empresas Frisco, S.A. de C.V.	529,249	-	529,249
Porcelanite, S.A. de C.V.	1,639,044	-	1,639,044
Servicios Corporativos Cigatam, S.A. de C.V.	12,380	-	12,380
Industrias Nacobre, S.A. de C.V.	3,654,227	-	3,654,227
Grupo Condumex, S.A. de C.V.	6,106,289	-	6,106,289
Grupo Calinda, S.A. de C.V.	728,571	-	728,571
Carso, LLC	332,211	-	332,211
Grupo Industrial Carso, S.A. de C.V.	33	-	33
Consorcio Bosques, S.A. de C.V.	651,075	-	651,075
Eficorp, S.A. de C.V.	3,101	-	3,101
Philip Morris México, S.A. de C.V.	221,751	-	221,751
Organización Recuperadora de Cartera, S.A. de C.V.	95,099	-	95,099
	$ 24,483,866	$ 3,790,080	$ 20,693,786

The amount to spin off represents 79.46847% of $4,769,288 of the investment made in the new spun-off company (Tenedora, U.S., S. A. de C. V.) of Grupo Sanborns, S. A. de C. V.

The investments in companies in which the Company exercises control and owns more than 10% of the equity are recognized under the equity method using the restated figures of the subsidiaries' shareholders' equity.

The equity in results and the changes in equity of the subsidiaries that were acquired or sold during the year are included in the financial statements from or up to the date of the transactions and are restated in terms of the purchasing power of the Mexican peso at period end.

(e) Investment in shares of associated companies-

They represent 49.99% of the shares acquired of Philip Morris México, S.A. de C.V. and 10.00% of the shares of Organización Recuperadora de Cartera, S. A. de C. V., which have been recorded under the equity method.

Expressed in thousands of Mexican pesos with purchasing power as of that date

(f) Goodwill and negative goodwill from the acquisition of subsidiaries-

Goodwill resulting from acquisitions made by the Company at prices greater than the restated book value of the related subsidiary will be amortized over 10 years, the term over which management estimated that additional benefits will be generated from the investment. The negative goodwill resulting from acquisitions made by the Company at an amount lower than restated book value of the related subsidiary will be amortized over a period of 5 years. As of June 30, 2001, goodwill was represented mainly by the acquisition of shares of Condumex, S.A. de C.V. The amortized amount of goodwill at June 2001 amounted to $55,902.

Goodwill or negative goodwill arising from the purchase of shares of subsidiaries or associated companies already part of the Group is amortized at the time the shares are acquired. As of June 30, 2001, the amortization of goodwill amounted to $5,606.

The amortization of goodwill and negative goodwill is based on restated values.

(g) Income taxes-

At June 30, 2001, the Company recorded a net long-term deferred income tax liability, based on the cumulative effect of the temporary differences between the book and tax bases of assets and liabilities as of the balance sheet date, as an a long-term liability.

(h) Comprehensive result of financing-

The comprehensive result of financing includes all financial revenues and expenses, such as interest income and expense, exchange gains and losses and gains or losses from monetary position, as they occur or accrue.

Transactions in foreign currency are recorded at the exchange rate as of the date of the transaction, and assets and liabilities in foreign currency are adjusted to the exchange rate as of yearend, affecting income as part of the comprehensive result of financing.

The foreign currency hedging purchase-sale contracts are recorded at the exchange rate agreed-upon as an asset or liability in the balance sheet, recognizing in results the difference between the agreed-upon exchange rate (in the case of foreign currency futures contracts) or the exchange rate at the date of the contract (in the case of hedging contracts) and that quoted in the market as of the close of June 2001, which is included as part of the exchange gain or loss. The premium and the cost of hedging contracts are amortized over the term of the contracts.

(i) Option transactions-

Premiums paid or earned on put or call options are amortized on the date of expiration, net of the related gain or loss if settled in cash, and the resulting amount is recorded in other expenses. If the transaction is settled in kind, the premiums earned or paid become part of the acquisition cost of the underlying shares.

(j) Comprehensive income-

Comprehensive income is comprised of the net income for the period plus any gains or losses that according to specific regulations are presented directly in the statement of changes in stockholders' equity, such as the restatement and translation effect for the year.

5 New accounting principle:

In 2001, new Bulletin C-2, "Financial Instruments", will become effective, which establishes the methodology for the valuation and recording of financial instruments. This bulletin requires that the effects of certain derivative financial instruments contracted be recorded as assets or liabilities affecting the comprehensive financing result. Those certain derivative financial instruments that have been designated and that function effectively as a hedge of assets or liabilities or future transactions will affect the assets when they are realized, the liabilities when they are settled and the transactions as they occur.

At December 31, 2000, the cumulated effect of the financial instrument valuation (see Note 15) recorded in the financial statements represents a net liability of $23,320, with a corresponding charge to results of the same amount. The effect not recorded at this date is not significant.

6 Foreign currency transactions and position:

At June 30, 2001, the Company had assets and liabilities denominated in U.S. dollars, valued at the $9.09 peso/dollar exchange rate, as follows:

	Thousands of U.S. Dollars
Current assets	234,620
Current liabilities	(10,500)
Net foreign currency denominated assets	224,120
Equivalent in thousands of Mexican pesos	$ 2,037,251

The Company had the following significant transactions in foreign currency:

	Thousands of U.S. Dollars
Other income	2,145
Other expenses	(911)
Net	(1,234)
Equivalent in thousands of Mexican pesos	$ (12,027)

Expressed in thousands of Mexican pesos with purchasing power as of that date

At August 31, 2001, the unaudited foreign currency position was similar to that as of June 30, 2001 and the exchange rate was 9.1438 Mexican pesos per U.S. dollar.

7 Cash and marketable securities:

	CARSO before the Spinoff	U.S. Commercial Corporation, S.A. de C.V. (Spun-off)	CARSO after the Spinoff
Cash	$ 1,340,966	$ 1,340,000	$ 966
Marketable securities	923,196	23,500	899,696
	$ 2,264,162	$ 1,363,500	$ 900,662

The cash to be spun off is equivalent to US$150 million and includes US$147.5 million with restricted availability. In this regard, CARSO considers that this amount will be released within 4 months when credit lines are obtained.

8 Accounts receivable and payable:

Receivable-	
Sundry debtors	$ 1,113
Recoverable taxes	174,408
Related parties	22,415
	$ 197,936

	CARSO before the Spinoff	U.S. Commercial Corporation, S.A. de C.V. (Spun-off)	CARSO after the Spinoff
Payable-			
Taxes payable	$ 1,987	$ -	$ 1,987
Interest payable	927	-	927
Servicios Administrativos Lava, S.A. de C.V.	3,249	3,249	-
Accrued liabilities	23,475	-	23,475
	$ 29,638	$ 3,249	$ 26,389

Expressed in thousands of Mexican pesos with purchasing power as of that date

9 Equipment:

Furniture and equipment	$ 1,097
Furniture and fixtures	114
Computer equipment	1,983
	3,194
Less- Accumulated depreciation	(1,698)
	$ 1,496

The average annual depreciation rates are as follows:

	%
Furniture and equipment	9.54
Furniture and fixtures	7.44
Computer equipment	23.78

10 Related-party transactions and balances:

The Company had the following significant transactions with related parties:

Revenues-	
Services	$ 118,625
Interest	$ 20,156
Expenses-	
Services received	$ 12,293
Interest	$ 15,715

Net balances receivable from related parties are as follows:

Servicios Industriales Nacobre, S. A. de C. V.	$ 5,520
Cigarros la Tabacalera Mexicana, S.A. de C.V.	2,358
Servicios Condumex, S.A. de C.V.	9,775
Philip Morris de México, S.A. de C.V.	2,358
Galas de México, S. A. de C. V.	322
Artes Gráficas Unidas, S. A. de C. V.	242
Porcelanite, S. A. de C. V. and Subsidiaries	1,840
	$ 22,415

Expressed in thousands of Mexican pesos with purchasing power as of that date

11 Tax environment:

Income and asset tax regulations-

The Company is subject to income and asset taxes. Income taxes are computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values and taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the result from monetary position. The current income tax rate is 35% on taxable income, with the obligation to pay this tax each year at a rate of 30%, with the remainder payable upon distribution of earnings.

Asset taxes are computed at an annual rate of 1.8% on the average of the majority of restated assets less certain liabilities, and the tax is paid only to the extent that it exceeds the income taxes of the period. Any required payment of asset taxes is creditable against the excess of income taxes over asset taxes of the preceding three and following 10 years.

CUFIN, CUFINER AND CUCA-

At June 30, 2001, the net taxable income account (CUFIN), the reinvested net taxable income account (CUFINER) and the price-level adjusted paid-in capital account (CUCA) of Grupo Carso, S. A. de C. V. amount to $12,663,278, $1,627,910 and $6,847,868, respectively. The CUFIN and the CUCA will spin off in the proportion that the capital stock is divided and the CUFINER will not spin off.

The Company has authorization from the Secretariat of Finance and Public Credit (SHCP) to file consolidated income and asset tax returns.

Book and taxable income-

The provision for income taxes is determined based on the amount payable according to the taxable income and the main difference between book and taxable income is represented by dividends on short-term investments in shares collected in cash.

The benefit from the consolidation of income taxes originates because certain subsidiaries had tax losses, which generates that consolidated current income taxes are lower than the sum of those of the subsidiaries that had taxable income.

Deferred taxes-

The items comprising the deferred tax liability as of June 30, 2001 are as follows:

Investment in shares	$	138,174
Prior years' tax loss carryforwards of subsidiaries		1,264,454
Asset taxes paid by controlled companies		57,511
Other		(25,036)
Deferred income tax	$	1,435,103

Expressed in thousands of Mexican pesos with purchasing power as of that date

12 Stockholders' equity:

At June 30, 2001, the authorized capital stock subscribed and paid is $1,398,109 at nominal value, represented by 915,000,000 common shares with no par value, of which 24,750,000 shares have been reacquired by the Company, leaving a total of 890,250,000 outstanding shares and capital stock of $1,360,291.

Series A1 shares represent the minimum fixed capital, while Series A2 shares correspond to variable capital. No offering has been made of Series A2 shares. The variable capital may not exceed 10 times the amount of the minimum fixed capital. Shares may only be owned by Mexican citizens or Mexican companies that have a foreigner exclusion clause.

As of June 30, 2001, the nominal reserve for the repurchase of the Company's own shares amounted to $2,400,000. The maximum capital stock that may be repurchased has been set at $100,000 at nominal value. This amount represents 7.1525% of capital stock.

Dividends paid to individuals or foreign residents will be subject to income tax withholding at an effective rate ranging from 7.5% to 7.7%, depending on the year in which the earnings were generated. In addition, if earnings for which no corporate tax has been paid are distributed, the tax must be paid upon distribution of the dividends. Consequently, the Company must keep a record of earnings subject to each tax rate. Earnings for which corporate taxes have been paid amounted to approximately $12,663,278 as of June 30, 2001.

Capital reductions will be subject to taxes on the excess of the reduction over the price-level adjusted paid-in capital, in accordance with the formula prescribed by the income tax law.

As of June 30, 2001 the nominal amount of CARSO's legal reserve was $381,635, and was included under retained earnings. This reserve may not be distributed to stockholders during the existence of the Company, except in the form of a stock dividend.

13 Other income, net:

Tax benefit of prior year	$	33,122
Services received		(39,101)
Other, net		15,662
	$	9,683

14 Contingencies:

(a) On April 2, 1997, CARSO acquired a 60% equity interest in Sears México, owned by Sears USA, through an agreement whereby Sears USA is entitled to require at any time through April 2, 2002 that CARSO acquire all or a portion of the remaining 15% of the Sears México shares it still owns. The purchase price of the shares would be the same price CARSO paid according to this agreement, plus 8% annual interest, to accrue from April 2, 1997 through the date on which the option is exercised. If Sears USA decides to exercise its right to sell the entire 15% of its equity share in Sears México to CARSO, the purchase price would be approximately US$25.75 million, plus interest calculated according to the procedure already mentioned.

Expressed in thousands of Mexican pesos with purchasing power as of that date

(b) In early 2000, a lawsuit was filed against CompUSA (subsidiary of the Company) and certain other defendants, including the Company and James Halpin, the former Chief Executive Officer of CompUSA, on behalf of COC Services, Ltd. alleging, among other things, breach of contract, tortuous interference and conspiracy. The jury trial for this case began on January 16, 2001, and concluded on February 8, 2001, with a jury verdict against CompUSA and all of the other defendants, against CompUSA for US$90,000,000 in actual damages and for US$94,500,000 in exemplary damages, against Halpin for US$175,000,000 in exemplary damages and against the remaining defendants for US$94,500,000 in exemplary damages. No issues of indemnification regarding Halpin have been determined. On March 15, 2001 CompUSA filed a motion with the trial court for judgment notwithstanding the verdict. On May 18, 2001, the judge of the court of the state district in Dallas, Texas, reduced the amount of the damage from US$454 million to US$121.5, that is a reduction of 73% in the first stage (US$333 million) regarding the ruling against Grupo Carso, Grupo Sanborns, Carlos Slim, CompUSA and its former CEO, James Halpin. Even though the reduction was significant, it is planned to continue exercising all the legal actions with regard to all the necessary proceedings to obtain exoneration from the accusations that are pending.

15 Financial instruments:

From January to June 2001, CARSO carried out different transactions with derivative instruments, which are summarized below, as temporary substitutes of cash transactions or to cover risk exposures (foreign currency hedging contracts), and to profit from favorable market conditions for future purchases of shares at a more attractive price (option transactions). The transactions are summarized as follows:

(a) Foreign currency transaction hedging contract:

An interest rate swap for US$500,000,000 was entered into on July 9, 1997 to convert variable rate debt to fixed rate debt, expiring on August 22, 2002. The reference floating rate used is the six-month USD-LIBOR-BBA, payments are made on a semiannual basis. The swap amount will be gradually adjusted starting in 2000, as the related debt is amortized.

(b) Option transactions:

CARSO entered into put and call option security transactions covering shares of various companies listed on the US stock markets.

Option transactions may be settled upon prior agreement of the parties involved, either in cash or in kind. Payment of the spread between the exercise and market prices will be made, or the underlying securities will be delivered at the exercise price against delivery of their equivalent in US dollars.

The amount of the net premium paid is $48,301.

(c) Forwards-

CARSO management has decided to hedge its risk of exposure to variations in the exchange rate between the Mexican peso and the U.S dollar, related to its U.S. dollar denominated liabilities by contracting the following exchange rate forwards, as follows:

Expressed in thousands of Mexican pesos with purchasing power as of that date

Maturity	Kind of Contract	Contracted Exchange Rate	U.S. Dollar Amount	Forward Contract Receivable	Forward Contract Payable	Net Position
September 19, 2001	Buy	10.2039	50,000,000	$ 454,500	$ 510,197	$ (55,697)
September 19, 2001	Buy	9.2690	30,000,000	272,700	278,070	(5,370)
September 19, 2001	Buy	9.2659	60,000,000	545,400	555,954	(10,554)
				$ 1,272,600	$ 1,344,221	$ (71,621)

16 Complementary note:

In order to have complete information on Grupo Carso, S. A. de C. V. and its subsidiaries at June 30, 2001, separate consolidated financial statements have been prepared. The following is a summary of the consolidated information at that date, assuming that the spinoff had been carried out on January 1, 2001:

	Consolidated Grupo Carso before the Spinoff	U. S. Commercial Corporation, S.A. de C.V. (Spun-off)	Consolidated Grupo Carso after Spinoff
Total assets	$ 82,342,481	$ 17,965,466	$ 64,377,015
Total liabilities	$ 49,267,012	$ 8,078,076	$ 41,188,936
Net sales	$ 44,091,620	$ 19,457,345	$ 24,634,275
Operating income (loss)	$ 3,541,296	$ (294,198)	$ 3,835,494

EXHIBIT II

Translation of a pro forma financial statement originally issued in Spanish

Grupo Sanborns, S.A. de C.V.
Pro forma balance sheet as of June 30, 2001
Expressed in thousands of Mexican pesos with purchasing power as of June 30, 2001

	Grupo Sanborns, S.A. de C.V. before the Spinoff	Tenedora U.S., S.A. de C.V. (Spun-off)	Grupo Sanborns, S.A. de C.V. after the Spinoff
Assets			
Current assets:			
Cash and marketable securities	$ 505,947	$ 454,500	$ 51,447
Accounts receivable, net	237,489	-	237,489
Other current assets	13,941	-	13,941
Total current assets	757,377	454,500	302,877
Investment in shares of subsidiaries and associated companies	12,613,308	4,314,813	8,298,495
Property and equipment, net	650,235	-	650,235
Goodwill, net	371,834	-	371,834
	$ 14,392,754	$ 4,769,313	$ 9,623,441
Liabilities and stockholders' equity			
Current liabilities:			
Bank loans and current portion of long-term debt	$ 2,904,460	$ -	$ 2,904,460
Other accounts payable and accrued liabilities	30,308	25	30,283
Total current liabilities	2,934,768	25	2,934,743
Long-term debt	2,098,130	-	2,098,130
Deferred income taxes	191,702	-	191,702
Negative goodwill, net	500,289	-	500,289
Other liabilities	11,951	-	11,951
Total liabilities	5,736,840	25	5,736,815
Stockholders' equity:			
Paid-in capital-			
Capital stock	2,549,648	254,965	2,294,683
Restatement of capital stock	2,643,154	2,341,415	301,739
Additional paid-in capital	2,280,356	2,020,031	260,325
	7,473,158	4,616,411	2,856,747
Other capital-			
Retained earnings and capital reserves	4,943,551	-	4,943,551
Cumulative effect of restatement	(674,076)	-	(674,076)
Conversion effect of foreign entities	152,877	152,877	-
Initial cumulative effect of deferred taxes	(3,467,607)	-	(3,467,607)
Net result for the period	228,011	-	228,011
Total stockholders' equity	8,655,914	4,769,288	3,886,626
	$ 14,392,754	$ 4,769,313	$ 9,623,441

The accompanying notes are an integral part of this pro forma balance sheet.

Expressed in thousands of Mexican pesos with purchasing power as of June 30, 2001

1 Explanation added for translation into English:

The accompanying financial statements have been translated from Spanish into English for use outside of Mexico. These financial statements are presented on the basis of the accounting principles generally accepted in Mexico. Certain accounting practices applied by the companies that conform with the accounting principles generally accepted in Mexico may not conform with the accounting principles generally accepted in the country of use.

2 Bases for preparation of financial statements:

The pro forma financial statements presented in this report and shown under the column "Before the Spinoff" were modified with respect to those originally published, since it is considered that a US$50 million loan will be obtained.

3 Activities:

The Company is a subsidiary of Grupo Carso, S.A. de C.V. ("Grupo Carso"), which is engaged in the lease and management of malls, as well as the investment in shares of companies engaged mainly in the operation of stores specialized in personal computers, software, accessories and related services in the United States of America (USA). In Mexico, the Company operates retail stores carrying gifts, music items, restaurants and bakeries; manufactures and sells chocolates, toiletry items and bread and cakes.

The Company is managed by Administradora de Personal de Centros Comerciales, S.A. de C.V. (affiliated company). Therefore, it has no employees and consequently, it is not subject to employee profit sharing and has no employee benefit obligations.

4 CompUSA:

In March 2000, Grupo Sanborns, S.A. de C.V. acquired through Sanborns, LLC, 51% of CompUSA's common stock. CompUSA is a company incorporated in the USA that operates retail stores specialized in personal computers and related products and services. The net sales, operating loss, net loss for the period and total assets of Sanborns, LLC and subsidiaries from January 1, 2001 to June 30, 2001 amounted to: $19,457,345, $(294,198), $(243,604) and $16,147,466, respectively.

5 Significant accounting policies:

The financial statements were prepared in conformity with accounting principles generally accepted (GAAP) in Mexico, which require that management make certain estimates and use certain assumptions to determine the valuation of some of the items included in the financial statements and make the required disclosures therein. While the estimates and assumptions used may differ from their final effect, management believes that they were adequate under the circumstances. A summary of the significant accounting policies is as follows:

(a) Recognition of the effects of inflation in the financial information-

The Company restates all of its financial statements in terms of the purchasing power of the Mexican peso as of the end of the latest, thereby comprehensively recognizing the effects of inflation.

In order to recognize the effects of inflation in terms of Mexican pesos with purchasing power as of period end, the procedures are as follows:

– *Balance sheet:*

Property and equipment are originally recorded at their acquisition or construction cost and are restated by using factors derived from the National Consumer Price Index (NCPI).

Depreciation is calculated on restated values and based on the estimated economic useful life of the assets.

The investment in the shares of subsidiaries and associated companies is recorded under the equity method using the restated stockholders' equity of the subsidiaries. In the case of the subsidiary abroad located in the USA, the equity method is recognized using the figures translated into Mexican pesos, in conformity with Bulletin B-15 "Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations", issued by the Mexican Institute of Public Accountants.

Goodwill and negative goodwill are restated using factors derived from the NCPI, from the date of contribution or generation.

Stockholders' equity and other nonmonetary items are restated using factors derived from the NCPI from the date of contribution or generation.

– *Statement of income:*

Revenues and expenses, which are associated with monetary items, are restated from the month in which they arise through period end, based on factors derived from the NCPI.

The costs and expenses associated with other nonmonetary items are restated through period end, as a function of the nonmonetary assets consumed or sold. As stated above, depreciation is calculated on the restated value of property and equipment.

The gain or loss from monetary position, which represents the erosion of the purchasing power of monetary items caused by inflation, is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI, and is restated through period end with the corresponding factor.

(b) Marketable securities-

Marketable securities are primarily bank acceptances, bank funds, and short-term variable-rate and debt investment fund shares valued at market (cost plus accrued interest).

Expressed in thousands of Mexican pesos with purchasing power as of June 30, 2001

(c) Investment in shares of subsidiaries and associated companies-

The main investments in shares are as follows:

	Grupo Sanborns, S.A. de C.V. before the Spinoff	Tenedora U.S., S.A. de C.V. (Spun-off)	Grupo Sanborns, S.A. de C.V. after the Spinoff
Sanborn Hermanos, S.A.	$ 1,997,516	$ -	$ 1,997,516
Promotora Sanborns, S.A. de C.V.	1,550,771	-	1,550,771
Sears Roebuck	3,664,009	-	3,664,009
Sanborns, LLC	4,314,813	4,314,813	-
Controladora y Administradora de Pastelerías, S.A. de C.V.	557,996	-	557,996
Inmuebles General, S .A. de C.V.	125,865	-	125,865
Inmobiliaria Turística de Cancun, S.A. de C.V.	184,552	-	184,552
Operadora de Servicios Veracruz, S.A. de C.V.	65,034	-	65,034
Administradora de Personal de C.C.	162	-	162
Gomo	152,590	-	152,590
	$ 12,613,308	$ 4,314,813	$ 8,298,495

At June 30, 2001, the investment in the shares of subsidiaries and associated companies is recorded under the equity method using the restated stockholders' equity.

(d) Goodwill and negative goodwill from acquisition of subsidiaries-

Goodwill resulting from acquisitions made by the Company at prices greater than the restated book value of the related subsidiary will be amortized over 10 years, the term over which management estimates that additional benefits will be generated from the investment. The amount amortized to June 30, 2001 was $24,630. The negative goodwill resulting from acquisitions made by the Company at prices lower than the restated book value of the related subsidiary will be amortized over a period of 5 years. The amount amortized to June 30, 2001 was $144,879 and is presented net in other income in the statement of income.

Goodwill or negative goodwill arising from the purchase of shares of subsidiaries or associated companies already part of the Group is amortized at the time the shares are acquired.

(e) Income taxes-

At June 30, 2001, the Company recorded a net long-term deferred income tax liability, based on the cumulative effect of the temporary differences between the book and tax bases of assets and liabilities as of the balance sheet date, as an a long-term liability.

(f) Revenue recognition-

Revenues are recognized when the services are rendered to the client.

(g) Comprehensive result of financing-

The comprehensive result of financing includes all financial revenues and expenses, such as interest income and expense, exchange gains and losses and gains or losses from monetary position, as they occur or accrue.

Transactions in foreign currency are recorded at the exchange rate as of the date of the transaction, and assets and liabilities in foreign currency are adjusted to the exchange rate as of period end, affecting results as part of the comprehensive result of financing.

6 New principle account:

In 2001, new Bulletin C-2, "Financial Instruments", will become effective, which establishes the methodology for the valuation and recording of financial instruments. This bulletin requires that the effects of certain derivative financial instruments contracted be recorded as assets or liabilities affecting the comprehensive financing result. Those certain derivative financial instruments that have been designated and that function effectively as a hedge of assets or liabilities or future transactions will affect the assets when they are realized, the liabilities when they are settled and the transactions as they occur.

At June 30, 2001, the cumulative effect of the valuation of the financial instruments recorded (see Note 16) represents a $1,227,150 asset and a $1,235,925 liability with its corresponding effect in results. The unrecorded effect is not significant at this date.

7 Foreign currency transactions and position:

At June 30, 2001 the Company had assets and liabilities denominated in U.S. dollars, valued at the $9.0900 peso/dollar exchange rate, as follows:

	Thousands of U.S. Dollars		
	Grupo Sanborns, S.A. de C.V. before the Spinoff	Tenedora U.S., S.A. de C.V. (Spun-off)	Grupo Sanborns, S.A. de C.V. after the Spinoff
Current assets	18,190	-	18,190
Liabilities-			
Current	(94,000)	-	(94,000)
Long-term	(157,000)	-	(157,000)
	(251,000)	-	(251,000)
Net foreign currency denominated liabilities	(232,810)	-	(232,810)
Equivalent in thousands of Mexican pesos	$ (2,116,243)	$ -	$ (2,116,243)

The Company had the following significant transactions in foreign currency:

	Thousands of U.S. Dollars		
	Grupo Sanborns, S.A. de C.V. before the Spinoff	Tenedora U.S., S.A. de C.V. (Spun-off)	Grupo Sanborns, S.A. de C.V. after the Spinoff
Interest expenses	$ (4,869)	$ -	$ (4,869)
Equivalent in thousands of Mexican pesos	$ (45,019)	$ -	$ (45,019)

8 Cash and marketable securities:

	Grupo Sanborns, S.A. de C.V. before the Spinoff	Tenedora U.S., S.A. de C.V. (Spun-off)	Grupo Sanborns, S.A. de C.V. after the Spinoff
Cash	$ 1,274	$ -	$ 1,274
Marketable securities	504,673	454,500	50,173
	$ 505,947	$ 454,500	$ 51,447

9 Accounts receivable:

	Grupo Sanborns, S.A. de C.V. before the Spinoff	Tenedora U.S., S.A. de C.V. (Spun-off)	Grupo Sanborns, S.A. de C.V. after the Spinoff
Trade	$ 18,443	$ -	$ 18,443
Sundry debtors	179,847	-	179,847
	198,290	-	198,290
Less-			
Allowance for doubtful accounts	(11,843)	-	(11,843)
	186,447	-	186,447

Expressed in thousands of Mexican pesos with purchasing power as of June 30, 2001

	Grupo Sanborns, S.A. de C.V. before the Spinoff	Tenedora U.S., S.A. de C.V. (Spun-off)	Grupo Sanborns, S.A. de C.V. after the Spinoff
Recoverable income taxes	34,962	-	34,962
Recoverable value-added taxes	7,499	-	7,499
Related parties	8,581	-	8,581
	$ 237,489	$ -	$ 237,489

10 Property and equipment:

	Grupo Sanborns, S.A. de C.V. before the Spinoff	Tenedora U.S., S.A. de C.V. (Spun-off)	Grupo Sanborns, S.A. de C.V. after the Spinoff
Buildings and leasehold improvements	$ 424,077	$ -	$ 424,077
Furniture and fixtures	3,097	-	3,097
Computer equipment	1,193	-	1,193
	429,177	-	429,177
Less- Accumulated depreciation	(69,964)	-	(69,964)
	359,213	-	359,213
Land	291,022	-	291,022
	$ 650,235	$ -	$ 650,235

11 Accounts payable:

	Grupo Sanborns, S.A. de C.V. before the Spinoff	Tenedora U.S., S.A. de C.V. (Spun-off)	Grupo Sanborns, S.A. de C.V. after the Spinoff
Taxes payable	$ 1,380	$ -	$ 1,380
Interest payable	12,570	-	12,570
Creditors from the sale of foreign currency futures	8,775	-	8,775
Other	7,583	25	7,558
	$ 30,308	$ 25	$ 30,283

Expressed in thousands of Mexican pesos with purchasing power as of June 30, 2001

12 Tax environment:

Income and asset tax regulations-

The Company is subject to income and asset taxes. Income taxes are computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values, and taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the result from monetary position. The current income tax is 35% on taxable income, with the obligation to pay this tax each year at a rate of 30%.

Asset taxes are computed at an annual rate of 1.8% on the average of the majority of restated assets less certain liabilities, and the tax is paid only to the extent that it exceeds the income taxes of the period. Any required payment of asset taxes is creditable against the excess of income taxes over asset taxes of the preceding three and following 10 years.

CUFIN, CUFINER AND CUCA-

At June 30, 2001, the net taxable income account (CUFIN), the reinvested net taxable income account (CUFINER) and the price-level adjusted paid-in capital account (CUCA) of Grupo Sanborns, S.A. de C.V. amount to $1,442,120, $183,726 and $3,889,689, respectively, and do not spin off.

The Company is authorized to file consolidated income and asset tax returns with Grupo Carso, S.A. de C.V.

Tax loss carryforwards-

At June 30, 2001 the Company had tax loss carryforwards for income tax purposes for $369,131, which will be indexed for inflation through the year applied and that expire in 2010.

13 Long-term debt:

At June 30, 2001, long-term debt is as follows:

	Grupo Sanborns, S.A. de C.V. before the Spinoff	Tenedora U.S., S.A. de C.V. (Spun-off)	Grupo Sanborns, S.A. de C.V. after the Spinoff
Loan and guarantee agreement (syndicated loan) for US$ 150 million (obtained jointly with certain affiliated companies, guaranteed by Grupo Carso, S.A. de C.V.), with Bank of America National Trust and Saving Association as the managing agent, and Chase Manhattan Bank as the syndicated agent. The loan is due in six semiannual payments beginning February 22, 2000 through August 22, 2002, bearing interest payable on a quarterly basis at a net annual interest rate equivalent to the LIBOR plus 0.70%	$ 599,940	$ -	$ 599,940

Grupo Sanborns, S.A. de C.V.
Notes to pro forma financial statements as of June 30, 2001
Expressed in thousands of Mexican pesos with purchasing power as of June 30, 2001

	Grupo Sanborns, S.A. de C.V. before the Spinoff	Tenedora U.S., S.A. de C.V. (Spun-off)	Grupo Sanborns, S.A. de C.V. after the Spinoff
Loan and agreement (syndicated loan) for US$135 million (obtained jointly with certain affiliated companies, guaranteed by Grupo Carso, S.A. de C.V.), with Bank of America National Trust and Saving Association as the managing agent and Chase Manhattan Bank as the syndicated agent. The loan is due in three semiannual payments beginning December 13, 2002, bearing interest payable on a quarterly basis at a net annual interest rate equivalent to the LIBOR plus 1.25%.	1,277,150	-	1,227,150
Long-term debt amounting to $662,000,000, granted by Banco Inbursa, S.A., payable upon maturity on June 4, 2004, with monthly installments of interest at the 28-day TIIE plus 1.00%.	662,000	-	662,000
Long-term debt amounting to $9,000,000, granted by Banco Inbursa, S.A., payable upon maturity on June 4, 2004, with monthly installments of interest at the 28-day TIIE plus 1.00%.	9,000	-	9,000
	2,498,090	-	2,498,090
Less-Current portion	(399,960)	-	(399,960)
	$ 2,098,130	$ -	$ 2,098,130

Maturity dates of long-term debt as of June 30, 2001 are as follows:

2001	$ 208,980
2002	409,050
2003	409,050
2004	1,071,050
	$ 2,098,130

Expressed in thousands of Mexican pesos with purchasing power as of June 30, 2001

The syndicated loan agreements establish certain covenants, the most significant of which are the following:

(a) Continue in the present line of business.

(b) Maintain the accounting records and prepare financial statements in conformity with accounting principles generally accepted in Mexico.

(c) Comply with all pertinent tax, environmental and labor law regulations.

(d) The consolidated stockholders' equity of Grupo Carso, S.A. de C.V. shall not be less than $9,500,000.

(e) During the following four years, the consolidated interest coverage ratio in Grupo Carso, S.A. de C.V. shall not be less than 1.75 to 1.00.

(f) During the following four years, the overall ratio of consolidated debt to consolidated income of Grupo Carso, S.A. de C.V. before income taxes, interest, depreciation and amortization, among other items (EBITDA), shall not be greater than 3.5 to 1.

(g) No liens shall be placed on property, other than those established in the loan agreement.

(h) Except as established in the loan agreement, no assets shall be sold other than those under normal business transactions.

(i) Dividends other than those to the holding company shall not be paid.

(j) No agreements shall be executed whereby the capacity of the subsidiaries of Grupo Carso, S.A. de C.V. to pay dividends is restricted.

(k) The only intercompany transactions to be carried out must arise from the normal course of business and at prices that are not lower than those obtained from a third party.

14 Stockholders' equity:

As of June 30, 2001, the authorized capital stock, subscribed and paid, of Grupo Sanborns is $2,549,648 at nominal value, which consists of 1,130,000,000 no-par value common shares, representing the fixed capital of Series "B-1", of which 173,408,000 are pending subscription and payment. The Company can have variable capital; however, under the Mexican laws, the Company's variable capital cannot exceed ten times the amount of the fixed portion of capital stock outstanding from one period to another. Currently, there is no variable capital outstanding.

In August 2001, the capital stock subscribed and paid was corrected with a $115 credit, leaving subscribed, paid capital stock in the amount of $2,549,763, with a charge to additional paid-in capital.

Expressed in thousands of Mexican pesos with purchasing power as of June 30, 2001

15 Other income, net:

	Grupo Sanborns, S.A. de C.V. before the Spinoff	Tenedora U.S., S.A. de C.V. (Spun-off)	Grupo Sanborns, S.A. de C.V. after the Spinoff
Amortization of goodwill and negative goodwill, net	$ 120,249	$ -	$ 120,249
Other, net	5,178	-	5,178
	$ 125,427	$ -	$ 125,427

16 Financial instruments:

In order to cover the exchange gain or loss exposure originated by liabilities in US dollars, the Company contracted a forward on the exchange rate of the Mexican peso against the US dollar, through a sales contract that expires on September 3, 2001, at an exchange rate of $9.4257 for an amount of US$135,000,000, represented by an asset of $1,227,150 and a liability of $1,235,925.

Costs and expenses related to the forward will be recorded as part of the exchange gain or loss.

17 Contingencies:

(a) On April 2, 1997, CARSO acquired a 60% equity interest in Sears México, owned by Sears USA, through an agreement whereby Sears USA is entitled to require at any time through April 2, 2002 that Grupo Carso acquire all or a portion of the remaining 15% of the Sears México shares it still owns. The purchase price of the shares would be the same price Grupo Carso paid according to this agreement, plus 8% annual interest, to accrue from April 2, 1997 through the date on which the option is exercised. If Sears USA decides to exercise its right to sell the entire 15% of its equity share in Sears México to Grupo Carso, the purchase price would be approximately US$25.75 million, plus interest calculated according to the procedure mentioned.

(b) In early 2000, a lawsuit was filed against CompUSA (subsidiary of the Company) and certain other defendants, including the Company and James Halpin, the former Chief Executive Officer of CompUSA, on behalf of COC Services, Ltd. alleging, among other things, breach of contract, tortuous interference and conspiracy. The jury trial for this case began on January 16, 2001, and concluded on February 8, 2001, with a jury verdict against CompUSA and all of the other defendants, against CompUSA for US$90,000,000 in actual damages and for US$94,500,000 in exemplary damages, against Halpin for US$175,000,000 in exemplary damages and against the remaining defendants for US$94,500,000 in exemplary damages. No issues of indemnification regarding Halpin have been determined. On March 15, 2001 CompUSA filed a motion with the trial court for judgment notwithstanding the verdict. On May 18, 2001, the judge of the court of the state district in Dallas, Texas, reduced the amount of the damage from US$454 million to US$121.5, that is a reduction of 73% in the first stage (US$333 million) regarding the ruling against Grupo Carso, Grupo Sanborns, Carlos Slim, CompUSA and its former CEO, James Halpin. Even though the reduction was significant, it is planned to continue exercising all the legal actions with regard to all the necessary proceedings to obtain exoneration from the accusations that are pending.

Expressed in thousands of Mexican pesos with purchasing power as of June 30, 2001

18 Complementary note:

In order to have complete information on Grupo Sanborns, S.A. de C.V. and its subsidiaries at June 30, 2001, separate consolidated financial statements have been prepared. The following is a summary of the consolidated information at that date, assuming that the spinoff had been carried out on January 1, 2001:

	Consolidated Grupo Sanborns S.A. de C.V. before the Spinoff	Tenedora U.S., S.A. de C.V. (Spun-off)	Consolidated Grupo Sanborns S.A. de C.V. after the Spinoff
Total assets	$ 36,113,840	$ 16,601,966	$ 19,511,874
Total liabilities	$ 22,695,963	$ 8,074,827	$ 14,621,136
Net sales	$ 26,944,780	$ 19,457,345	$ 7,487,435
Operating gain (loss)	$ 899,418	$ (294,198)	$ 1,193,616

The total assets are presented as modified, considering the effect of Note 2 (US$50 million valued at the exchange rate of $9.09 for each US dollar, equivalent to $454,500).

The investments in companies in which the Company exercises control and owns more than 10% of the equity are recognized under the equity method using the restated figures of the subsidiaries' shareholders' equity.

The equity in results and the changes in equity of the subsidiaries that were acquired or sold during the year are included in the financial statements from or up to the date of the transactions and are restated in terms of the purchasing power of the Mexican peso at period end.

Translation of financial statements originally issued in Spanish

U.S. Commercial Corp., S.A. de C.V. and Subsidiary

Consolidated financial statements as of December 31, 2001 and 2000
Expressed in thousands of Mexican pesos with purchasing power
as of December 31, 2001

Together with auditors' report

Translation of a report originally issued in Spanish
(See Note 1 to the financial statements)

To the Stockholders of
U.S. Commercial Corp., S.A. de C.V.

We have audited the accompanying consolidated balance sheets of U.S. COMMERCIAL CORP., S.A. DE C.V. AND SUBSIDIARY as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the year ended December 31, 2001 and the period from March 1 to December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that the audit be planned and performed to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As explained in Note 2, during the General Extraordinary Stockholders' Meeting held on November 21, 2001, the stockholders approved the spinoff of Grupo Carso, S.A. de C.V. as dividing company and U.S. Commercial Corp., S.A. de C.V., as the new company, whose most significant asset is represented by the investment in shares of CompUSA Inc., with effects as of November 29, 2001. However, since this spin off involves companies with stockholders in common, it is similar to a combination of interests. Therefore, the accompanying financial statements reflect the spin off retroactively as if it had taken place on March 1, 2000.

In our opinion, based on our audits, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of U.S. Commercial Corp., S.A. de C.V. and Subsidiary as of December 31, 2001 and 2000 and the results of their operations, the changes in their stockholders' equity and the changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

March 28, 2002

Translation of financial statements originally issued in Spanish

U.S. Commercial Corp., S.A. de C.V. and Subsidiary

Consolidated balance sheets as of December 31, 2001 and 2000
Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

	2001	2000
Assets		
Current assets:		
Cash and marketable securities	$ 2,576,765	$ 853,544
Accounts receivable, net	786,981	1,698,639
Inventories, net	4,813,823	5,529,684
Prepaid expenses and other current assets	279,425	237,755
Total current assets	8,456,994	8,319,622
Property and equipment, net	1,969,553	2,197,828
Goodwill and other intangible assets, net	7,624,148	8,643,880
Other assets, nets	48,610	47,275
	$ 18,099,305	$ 19,208,605
Liabilities and stockholders' equity		
Current liabilities:		
Short-term debt	$ 868,519	$ -
Accounts payable to suppliers	3,262,110	4,220,433
Other accounts payable and accrued liabilities	1,943,201	2,382,904
Total current liabilities	6,073,830	6,603,337
Long-term debt	2,273,005	4,372,689
Deferred income taxes	44,713	45,099
Deferred income and others liabilities	180,936	78,981
Total liabilities	8,572,484	11,100,106
Stockholders' equity:		
Capital stock	1,747,310	341,604
Additional paid-in capital	558,346	112,244
Reserve for repurchase of own shares	720,935	720,935
Retained earnings	1,906,722	2,070,566
Cumulative effect of deferred income taxes	(34,829)	(34,829)
Cumulative effect of restatement	(49,562)	5,055
Total majority stockholders' equity	4,848,922	3,215,575
Minority interest	4,677,899	4,892,924
Total stockholders' equity	9,526,821	8,108,499
	$ 18,099,305	$ 19,208,605

The accompanying notes are an integral part of these consolidated balance sheets.

Translation of financial statements originally issued in Spanish

U.S. Commercial Corp., S.A. de C.V. and Subsidiary

Consolidated statements of income
For the year ended December 31, 2001 and the period from March 1 to December 31, 2000
Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

	2001	2000
Net Sales	$ 37,878,505	$ 37,988,396
Cost of sales	30,500,861	30,674,693
Gross profit	7,377,644	7,313,703
Operating expenses	7,618,214	7,101,766
Operating (loss) income	(240,570)	211,937
Comprehensive result of financing:		
Interest income	13,286	3,977
Interest expense	(309,042)	(478,262)
Loss exchange, net	(5,789)	-
Gain from monetary position	55,883	181,009
	(245,662)	(293,276)
Other expenses, net	(566,022)	(494,708)
Loss before provisions	(1,052,254)	(576,047)
Provisions for:		
Asset taxes	12,250	-
Income taxes	393	430
Deferred income taxes	(351)	-
	12,292	430
Loss before extraordinary income and discontinued operations	(1,064,546)	(576,477)
Extraordinary income from early payment of debt	115,358	-
Gain (loss) from discontinued operations	554,764	(29,566)
Net consolidated loss for the period	$ (394,424)	$ (606,043)
Net loss applicable to:		
Majority interest	$ (163,844)	$ (288,801)
Minority interest	(230,580)	(317,242)
	$ (394,424)	$ (606,043)

Translation of financial statements originally issued in Spanish

U.S. Commercial Corp., S.A. de C.V. and Subsidiary

Consolidated statements of income
For the year ended December 31, 2001 and the period from March 1 to December 31, 2000
Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

	2001	2000
Basic loss per ordinary share	$ (0.18)	$ (0.32)
Extraordinary income per share from early payment of debt	$ 0.13	$ -
Gain (loss) per share from discontinued operations	$ 0.62	$ (0.03)
Average shares outstanding (000's)	890,250	890,250

The accompanying notes are an integral part of these consolidated statements.

Translation of financial statements originally issued in Spanish

U.S. Commercial Corp., S.A. de C.V. and Subsidiary

Consolidated statements of stockholders' equity
For the year ended December 31, 2001 and the period from March 1 to December 31, 2000
Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

	Capital Stock			Additional Paid-in Capital	Reserve for Repurchase of Own Shares	Retained Earnings	Cumulative Initial Effect of Deferred Income Taxes	Cumulative Effect of Restatement	Minority Interest
	Historical	Restatement	Unpaid						
Initial contribution from spin off	$ 66,879	$ 283,924	$ (9,199)	$ 112,244	$ 720,935	$ 2,359,367	$ -	$ (859)	$ 5,187,157
Cumulative initial effect of deferred income taxes	-	-	-	-	-	-	(34,829)	-	(10,27[illegible])
Balances before comprehensive income (loss)	66,879	283,924	(9,199)	112,244	720,935	2,359,367	(34,829)	(859)	5,176,887
Translation effect for the period	-	-	-	-	-	-	-	48,550	74,714
Restatement effect for the period	-	-	-	-	-	-	-	(42,636)	(41,435)
Net loss for the period	-	-	-	-	-	(288,801)	-	-	(317,242)
Comprehensive income (loss)	-	-	-	-	-	(288,801)	-	5,914	(283,963)
Balances as of December 31, 2000	66,879	283,924	(9,199)	112,244	720,935	2,070,566	(34,829)	5,055	4,892,924
Capital stock contribution and additional paid-in capital	273,194	1,132,512	-	446,102	-	-	-	-	-
Balances before comprehensive income (loss)	340,073	1,416,436	(9,199)	558,346	720,935	2,070,566	(34,829)	5,055	4,892,924
Translation effect for the year	-	-	-	-	-	-	-	(959)	(1,406)
Restatement effect for the year	-	-	-	-	-	-	-	(53,658)	16,961
Net loss for the year	-	-	-	-	-	(163,844)	-	-	(230,580)
Comprehensive income (loss)	-	-	-	-	-	(163,844)	-	(54,617)	(215,025)
Balances as of December 31, 2001	$ 340,073	$ 1,416,436	$ (9,199)	$ 558,346	$ 720,935	$ 1,906,722	$ (34,829)	$ (49,562)	$ 4,677,899

The accompanying notes are an integral part of these consolidated statements.

Translation of financial statements originally issued in Spanish

U.S. Commercial Corp., S.A. de C.V. and Subsidiary

Consolidated statements of changes in financial position
For the year ended December 31, 2001 and the period from March 1 to December 31, 2000
Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

	2001	2000
Operating activities:		
Loss before extraordinary income and discontinued operations	$ (1,064,546)	$ (576,477)
Deduct- Items in results which did not require cash-		
Depreciation	520,471	511,475
Impairment of abandoned facilities	64,736	-
Reserve for revaluation of goodwill	242,313	-
Amortization of goodwill and non-compete agreement	535,219	497,278
Net resources obtained from results	298,193	432,276
Net changes in working capital, except treasury	183,232	(1,541,022)
Net resources generated by operating activities	481,425	(1,108,746)
Financing activities:		
Net (decrease) increase debt	(1,115,807)	2,397,053
Capital stock contribution and additional paid-in capital	1,851,808	-
	736,001	2,397,053
Investing activities:		
Additions to property and equipment, less net book value of retirements	507,130	(468,781)
Other assets	(1,335)	34,018
	505,795	(434,763)
Net increase in cash and marketable securities	1,723,221	853,544
Cash and marketable securities at beginning of the period	853,544	-
Cash and marketable securities at end of the period	$ 2,576,765	$ 853,544

The accompanying notes are an integral part of these consolidated statements.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

1 Explanation added for translation into English:

The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico. These financial statements are presented on the basis of the accounting principles generally accepted in Mexico. Certain accounting practices applied by the companies that conform with the accounting principles generally accepted in Mexico may not conform with the accounting principles generally accepted in the country of use.

2 Activities and spinoff operation:

U.S. Commercial Corp., S.A. de C.V. ("US Commercial Corp" or the "Company"), is the holder of 79.51% of the shares of Tenedora, U.S., S.A. de C.V. ("Tenedora US"), who, in turn, owns 100% of the shares of Sanborns LLC, who, in turn, owns 51% of the shares of CompUSA Inc. and subsidiaries ("CompUSA"). CompUSA is engaged mainly in the operation of stores specialized in personal computers, software, accessories and related services in the United States of America (USA).

During the General Extraordinary Stockholders' Meeting held on November 21, 2001, the stockholders approved the spinoff of Grupo Carso, S.A. de C.V. as dividing company and US Commercial Corp., as the new company, whose most significant asset is represented by the investment in shares of CompUSA with effects as of November 29, 2001. However, since this spin off involves companies with stockholders in common, it is similar to a combination of interests. Therefore, the accompanying financial statements reflect the spin off retroactively as if it had taken place on March 1, 2000, except for the cash contribution derived from the spin off, which is shown as an increase in capital stock and additional paid-in capital in the statement of changes in stockholders' equity.

3 Basis of consolidation:

The accompanying consolidated financial statements include those of US Commercial Corp and its subsidiary Tenedora US, who, in turn, owns 51% of the shares of CompUSA through Sanborns LLC.

The financial statements of the subsidiary abroad are adjusted according to inflation in the US, in conformity with the procedures mentioned below and are translated at the exchange rate in effect at yearend.

All significant intercompany balances and transactions have been eliminated in consolidation.

4 Significant accounting policies:

The financial statements were prepared in conformity with Mexican GAAP, which require that management make certain estimates and use certain assumptions to determine the valuation of some of the items included in the financial statements and make the required disclosures therein. While the estimates and assumptions used may differ from their final effect, management believes that they were adequate under the circumstances. A summary of the significant accounting policies is as follows:

(a) Translation of financial statements-

The financial statements of Sanborns LLC and Subsidiary (CompUSA), foreign subsidiary located in the United States, which represented 100% of consolidated net sales and 90% of total assets as of December 31, 2001 and 2000, were stated in U.S. dollars and translated into Mexican pesos at the exchange rate in effect as of the date on which the foreign entity was maintained, in conformity with Bulletin B-15, "Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations", issued by the Mexican Institute of Public Accountants.

(b) Recognition of the effects of inflation in the financial information-

The companies restate all of their financial statements in terms of the purchasing power of the Mexican peso as of the end of the latest period, thereby comprehensively recognizing the effects of inflation.

The inflation rates for the countries in which the companies operate are as follows:

	%	
	2001	Ten Month Period Ended December 31, 2000
USA	1.55	2.47
Mexico	4.40	6.57

In order to recognize the effects of inflation in terms of Mexican pesos with purchasing power as of yearend, the procedures are as follows:

– *Balance sheet:*

Inventories are valued at average cost and are restated according to the inflation of the country of origin.

Property and equipment are originally recorded at their acquisition cost or market at the date of acquisition and are restated according to the inflation of the country of origin.

Depreciation is calculated on restated values and based on the estimated economic useful life of the assets.

Stockholders' equity and other nonmonetary items are restated using factors derived from the National Consumer Price Index (NCPI) from the date of contribution or generation.

– *Statement of income:*

Revenues and expenses, which are associated with a monetary item, are restated from the month in which they arise through yearend, based on inflation factors of the country of origin.

The cost and expenses associated with nonmonetary items are restated as follows:

- As stated above, depreciation is calculated on the restated value of property and equipment.
- Those costs, expenses and income associated with the other nonmonetary items are restated through yearend, as a function of the nonmonetary assets consumed or sold.

The gain or loss from monetary position, which represents the erosion of the purchasing power of monetary items caused by inflation, is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI, and is restated through yearend with the corresponding factor.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

– *Other statements:*

The cumulative effect of restatement presented in the statement of stockholders' equity is comprised mainly of the translation effect and the gain or loss resulting from holding nonmonetary assets, which represents the change in the specific price level of the assets and their effect on results of operations as compared to the change in the NCPI, and the translation effect for the period.

The statement of changes in financial position presents the changes in constant Mexican pesos, according to the financial position at the prior yearends, restated to Mexican pesos as of the most recent yearend.

(c) Cash and marketable securities-

Cash on hand in stores, deposits in banks, and short-term investments with original maturities of three months or less are considered cash and cash equivalents. Cash and cash equivalents are carried at cost, which approximates fair value. CompUSA also includes credit card receivables in the cash balance.

(d) Accounts receivable-

Trade accounts receivable primarily represent amounts due from customers related to the sale of CompUSA's products and services. Such receivables are generally due from a diverse group of corporate, government, and education customers located throughout the United States and, accordingly, do not include any specific concentrations of credit risk. Warranty related receivables represent amounts due from insurers of customer warranty claims. CompUSA is paid by the insurers for certain warranty-related services. CompUSA believes it has provided adequate reserves for potentially uncollectible accounts.

CompUSA has an arrangement with a financial services company (the "Issuer") whereby the Issuer manages CompUSA's private label credit card programs. The credit card accounts and receivables generated thereby are owned by the Issuer. Under the terms of the agreement, the Issuer charges CompUSA a fee to cover the Issuer's cost of providing credit and collecting the receivables, which are nonrecourse to CompUSA.

(e) Goodwill and other intangible assets -

Goodwill represent the difference between the acquisition price and/or the amount contributed to capital stock of new businesses and the book value of such stock, as of the date of acquisition and/or contribution. The acquisition of CompUSA generated goodwill of $8,658,774, which will be amortized over a 20-year term. The amounts amortized in 2001 and 2000 were $418,264 and $362,631, respectively, and is presented net in other income in the consolidated statements of income.

As a complement to the goodwill generated from the acquisition of CompUSA, non-compete agreements were signed with some of the former executives of the subsidiary through a one-time payment. The amortization period of these agreements ranges between 12 and 24 months. The amounts amortized in 2001 and 2000 were $116,955 and $134,647, respectively, which are shown under other expenses in the consolidated statement of loss.

(f) Accounts payable-

Accounts payable include primarily amounts due to vendors and service providers, including negative cash book balances. Under the CompUSA's cash management system, checks issued pending clearance that result in negative cash book balances for accounting purposes are included in the accounts payable balance. The amounts reclassified were approximately U.S.$78 million and U.S.$114 million (equivalent to $713,099 and $1,058,377) at December 31, 2001 and 2000, respectively.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

(g) Income taxes-

The Company records the deferred asset or liability effect of income and asset taxes as a long-term asset or liability, based on the cumulative effect of temporary differences between the asset and liability amounts for book and tax purposes as of the balance sheet date, and using the tax rate estimated to be applicable at the time of reversal. The income tax effect as of December 31, 2001 and 2000 represented a long-term liability of $44,713 and $45,099, respectively.

(h) Revenue recognition-

CompUSA recognizes revenues at the time of sale to retail customers and upon shipment to corporate, government, and education customers. As to training and technical service sales, CompUSA recognizes revenues upon delivery of services to the customer

Combined revenues related to training, technical service sales and extended service plans are less than 10% of total revenues for both 2001 and 2000.

(i) Long-lived assets-

The companies annually evaluates the carrying value and expected period of benefit of long-lived assets in relation to results of operations. The companies deems assets to be impaired if a forecast of the undiscounted future cash flows directly related to the assets, including disposal value, if any, is less than their carrying amount. If assets are deemed to be impaired, the loss is measured as the amount by which the carrying amount of the assets exceeds their estimated fair market value.

In 2001, the companies recorded $64,736 impairment charge related to an abandoned facility. The facility was abandoned as a result of the reorganization of the direct sales business. The impairment charge relates to fixed asset impairments and lease obligations associated with the abandoned facility. There were no impairment charges for fiscal period 2000.

(j) Comprehensive result of financing-

The comprehensive result of financing includes all financial revenues and expenses, such as interest income and expense, exchange gains and losses and gains or losses from monetary position and the effects of valuation of financial instruments, as they occur or accrue.

Transactions in foreign currency are recorded at the exchange rate as of the date of the transaction, and assets and liabilities in foreign currency are adjusted to the exchange rate as of yearend, affecting income as part of the comprehensive result of financing.

(k) Loss per share-

Basic loss per ordinary share for each period were calculated based by dividing majority net loss by the weighted average number of shares outstanding during the period.

The extraordinary income per share from the early payment of debt and the gain (loss) per share from discontinued operations were determined by dividing these concepts by the corresponding number of shares, determined as mentioned above.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

(l) Comprehensive income-

Comprehensive income is comprised of the net income for the period plus any gains or losses that according to specific regulations are presented directly in the statement of changes in stockholders' equity, such as restatement and the translation effect for the period.

(m) Financial instruments-

Financial instruments that have been designated and that function effectively as hedging against the effects of certain risks of other financial instruments will affect the assets or liabilities or the transactions or the corresponding risks when they are realized, settled or occur, respectively. The majority of financial instruments contracted for these purposes are valued at market and affect the comprehensive result of financing in each accounting period. Long-term debt contracted to finance the Company's operations is maintained at its nominal value, recording the corresponding interest separately.

5 Accounts receivable:

	2001	2000
Trade	$ 240,541	$ 666,163
Accounts receivable from warranties	462,619	272,422
Sundry debtors	128,138	635,042
Recoverable taxes	2,217	162,815
	833,515	1,736,442
Less- Allowance for doubtful accounts	(46,534)	(37,803)
	$ 786,981	$ 1,698,639

6 Inventories:

	2001	2000
Finished products	$ 4,881,723	$ 5,812,437
Merchandise-in-transit	232,909	80,075
	5,114,632	5,892,512
Less- Reserve for obsolete inventories	(300,809)	(362,828)
	$ 4,813,823	$ 5,529,684

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

7 Property, plant and equipment:

	2001	2000
Leasehold improvements	$ 848,464	$ 897,057
Furniture and fixtures	1,005,370	698,557
Computer equipment	1,044,827	966,357
	2,898,661	2,561,971
Less- Accumulated depreciation	(1,028,408)	(471,386)
	1,870,253	2,090,585
Land	90,240	92,469
Construction-in-progress	9,060	14,774
	$ 1,969,553	$ 2,197,828

Depreciation is calculated using the straight-line method based on the estimated useful lives of the assets, which range from 3 to 10 years for furniture and fixtures and computer equipment, while for leasehold improvements the rate used is the lower of that of the estimated useful life of the asset or the expiration of the lease contract, which in general ranges from 10 to 15 years.

8 Tax environment:

In Mexico:

Income and asset tax regulations-

The companies incorporated in Mexico, are subject to income and asset taxes. Income taxes are computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values and the deduction of purchases in place of cost of sales, which permit the deduction of current costs, and taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the result from monetary position. Until of December 31, 2001, the income tax rate was 35%, with the obligation until that date to pay this tax each year at a rate of 30% and with the remainder payable upon distribution of earnings.

As of 2002, the option to defer a portion of the income tax payment until dividends were distributed is eliminated. The income tax rate will be 35% in 2002, 34% in 2003, 33% in 2004 and 32% beginning in 2005.

Asset taxes are computed at an annual rate of 1.8% on the average of the majority of restated assets less certain liabilities, and the tax is paid only to the extent that it exceeds the income taxes of the period. Any required payment of asset taxes is creditable against the excess of income taxes over asset taxes of the preceding three and following ten years.

Book and taxable income-

Income taxes have been determined on the basis of the individual taxable income of each company, rather than on a consolidated basis. The principal differences between book and taxable income are the inflationary component.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

Tax loss carryforwards and recoverable asset taxes-

At December 31, 2001 the Mexican companies have tax loss carryforwards for income tax purposes and recoverable asset taxes, which will be indexed for inflation through the year applied or recovered, in the following restated amount:

	Tax Loss Carryforwards	Recoverable Asset Taxes
2011	$ 1,007	$ 14,467

Deferred income taxes-

The tax effects of the temporary differences giving rise to a deferred tax (asset) liability, are as follows:

	2001	2000
Translation effect	$ 45,066	$ 45,099
Tax loss carryforwards	(353)	-
	$ 44,713	$ 45,099

In the USA:

Income taxes-

In fiscal period 2001, the income tax benefit calculated based on the statutory rate of 35% was approximately U.S.$41.4 million (equivalent to $378,491) versus the reported income tax expense of zero. This difference relates primarily to the offsetting impact of nondeductible goodwill amortization expense and the tax provision related to the gain on the sale of the call center. In fiscal period 2000, the income tax benefit calculated based on the statutory rate was approximately U.S.$16 million (equivalent to $148,544) versus the reported income tax expense of zero. This difference relates primarily to nondeductible goodwill amortization expense and the increase in the tax loss carryforwards valuation allowance.

CompUSA has recorded a valuation allowance to reflect the estimated amount of deferred tax assets that may not be realized. The net operating loss carryforwards of approximately U.S.$262.8 million, (equivalent to $2,402,596) will begin to expire in 2019 but can be used through 2021.

In February 27, 2000, CompUSA was acquired, resulting in a change of ownership as defined by Section 382 of the Internal Revenue Code. Accordingly, utilization of the net operating loss will be subject to annual limitations of U.S.$51.9 million (equivalent to $474,485) for fiscal years 2001 and 2000.

9 Leases:

CompUSA leases equipment under leases that expire at various dates through 2006. As well, it operates in facilities leased under noncancellable operating leases that expire at various dates through 2019, the majority of which contain renewal options and require the Company to pay a proportionate share of common area maintenance.

At December 31, 2001, future minimum lease payments under all leases with initial or remaining noncancellable lease terms in excess of one year are as follows (in thousands):

	Thousands of U.S. Dollars	
Fiscal Year	Capital Leases	Operating Leases
2002	$ 2,697	$ 116,061
2003	2,181	102,991
2004	1,297	90,629
2005	124	85,995
2006	34	83,634
Thereafter	-	405,900
Total minimum lease payments	6,333	$ 885,210
Less amount representing interest	568	
Present value of minimum lease payments	5,765	
Less current portion	2,226	
Capital lease obligations due after one year	$ 3,539	
Equivalent in thousands of Mexican pesos	$ 32,355	

Rental expense, net of rental income of U.S.$3.6 million (equivalent to $32,912), was approximately U.S.$127.3 million (equivalent to $1,163,815) for the year ended December 31, 2001. Rental expense, net of rental income of U.S.$2.4 million (equivalent to $22,282), was approximately U.S.$112 million (equivalent to $1,039,809) for the 10-month period ended December 31, 2000.

10 Long-term debt:

At December 31, 2001 and 2000, long-term debt is as follows:

	2001	2000
Revolving line of credit, secured by inventory and receivables, weighted average interest of 4.25% due December 31, 2002	$ -	$ 2,088,825
Subordinated revolving line of credit with affiliate, unsecured, weighted average interest of 4.51%, due August 2003	1,142,788	1,021,240
Radio Shack Corporation Note, unsecured, interest of 9.48%, due June 2008	-	1,262,624
Subordinated note payable to affiliate, unsecured, interest of 5.25%, due November 2006	1,130,217	-
Total long-term debt	$ 2,273,005	$ 4,372,689

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

Maturity dates of long-term debt as of December 31, 2001 are as follows:

2003	$ 1,142,788
2004	226,043
2005	452,087
2006	452,087
	$ 2,273,005

Effective June 15, 2000, and March 28, 2002, CompUSA amended its secured revolving credit agreement (the "Credit Agreement") with a consortium of banks and financial institutions that provides for borrowings and letters of credit. The Credit Agreement terminates on December 31, 2002. The amended revolving credit facility is secured by the Company's inventory and accounts receivable and provides for letters of credit and borrowings of up to U.S.$350 million at the bank's base rate or LIBOR Rate plus 1.25% to 2.50% depending on the Company's leverage ratio. The Credit Agreement is subject to a borrowing base (the "Borrowing Base") that is equal to the lesser of 1.) the sum of (a) 85% of eligible accounts receivable, as defined, and (b) an amount equal to the lowest of (i) 65% of the lower of cost or market value of eligible inventory, as defined, or (ii) 85% of appraised liquidation value, as defined, of eligible inventory, less (c) outstanding letters of credit and less (d) U.S.$50 million; or 2.) U.S.$400 million less outstanding letters of credit and less U.S.$50 million.

The Borrowing Base as of December 31, 2001 is approximately U.S.$339.9 million with available credit of approximately U.S.$194.3 million. The Company had approximately U.S.$95 million outstanding on this Credit Agreement as of December 31, 2001. The Company also had approximately U.S.$50.6 million of outstanding letters of credit as of December 31, 2001 used primarily for certain trade payables. Interest expense for the Credit Agreement was approximately U.S.$10.9 million (equivalent to $99,651) and U.S.$17.1 million (equivalent to $158,756) for fiscal periods 2001 and 2000, respectively.

Among other restrictions, the Credit Agreement requires the Company to maintain a defined minimum fixed charge coverage ratio throughout its remaining term. The Credit Agreement also limits subordinated debt, as defined, to U.S.$273.6 million. At December 31, 2001, subordinated debt was approximately U.S.$248.6 million. The Company is in compliance with all covenants at December 31, 2001, and management expects to be in compliance with all covenants through December 31, 2002.

On August 24, 2000, CompUSA entered into a three year U.S.$150 million revolving unsecured credit facility with Banco Inbursa, an affiliate of the Company's principal shareholder, at a rate determined semi-annually via six-month promissory note renewals. As of December 31, 2001, the Company had U.S.$25 million available for future borrowings under this facility. Interest expense for the Banco Inbursa credit facility was approximately U.S.$8.8 million and U.S.$4.8 million, equivalent to $80,452 and $44,563, for the year and 10-month period ended on December 31, 2001 and 2000, respectively.

In connection with ComUSA's acquisition of Computer City, in August 1998, CompUSA issued a U.S.$136 million subordinated promissory note payable to Radio Shack Corporation, formally known as Tandy Corporation (the "Seller Note"). The Seller Note bore interest at a rate of 9.48% per annum and provided for repayment in semiannual installments over a period of ten years, with the first principal payment due in December 2001. In June 2001, the Seller Note was paid off with funds received from a note issued to Banco Inbursa, an affiliate. The note payable to affiliate is approximately U.S.$123.6 million at an interest rate equal to a revolving 90-day LIBOR plus 3.25%. The first principal payment is due August 2004. Interest expense for the Seller Note was approximately U.S.$10.9 million and U.S.$10.7 million, equivalent to $99,651 and $99,339, during the year and 10-month period ended on December 31, 2001 and 2000, respectively.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

11 Marketing agreement:

Effective April 25, 2001, CompUSA entered into a marketing agreement with an internet provider in which CompUSA will market memberships for the provider's services at the Company's retail locations. Under this agreement, CompUSA received U.S.$24 million as an upfront payment, of which U.S.$10 million was designated as an advance for commissions on the sale of memberships. The U.S.$10 million is being recorded as revenue as CompUSA sells memberships, according to the provisions of the agreement. At December 31, 2001, the Company had recognized approximately U.S.$350,000 of revenue (equivalent to $3,199), and the remaining U.S.$9,650,000 (equivalent to $88,223) is recorded in accounts payable as it is an advance and is refundable if not earned during the first year of the agreement. The remaining U.S.$14 million (equivalent to $127,992) of the upfront payment has been recorded as deferred revenue and is being amortized into income over the life of the agreement, which is five years.

12 Employee benefits:

In Mexico-

US Commercial Corp. and Tenedora US has no employees. Accordingly, it has no employee benefit obligations or responsibilities derived from the Mexican labor law.

In the USA-

CompUSA sponsors a defined contribution plan for employee profit sharing purposes, as well as a deferred compensation plan, which allows officers and employees to defer a portion of the compensation that corresponds to each of them.

CompUSA sponsors a defined contribution profit-sharing plan (the "401(k) Plan") covering employees of the Company and its subsidiaries who are at least 21 years of age. Eligible employees may become participants as of the first day of the next calendar quarter after their hire date. The 401(k) Plan is intended to constitute a qualified profit sharing plan within the meaning of Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), which includes a qualified cash or deferred arrangement within the meaning of Code section 401(k).

Contributions to both the 401(k) Plan and the deferred compensation plan consist of employee pretax contributions determined as a percentage of each participating employee's compensation and CompUSA's matching contributions up to a specified limit. CompUSA may make additional contributions to either or both plans at the discretion of the Company's Board of Directors. CompUSA's expense for contributions to the 401(k) Plan and the deferred compensation plan aggregated approximately U.S.$1.1 million and U.S.$900,000 (equivalent to $10,056 and $8,356) during the year and 10-month period ended December 31, 2001 and 2000, respectively.

In addition, CompUSA sponsors a deferred compensation plan that permits eligible officers and employees to defer a portion of their compensation. The deferred compensation, together with CompUSA matching amounts and accumulated earnings, is accrued and funded. The deferred compensation plan asset is approximately U.S.$3.2 million and U.S.$3.0 million (equivalent to $29,255 and $27,852) at December 31, 2001 and December 31, 2000, respectively, and is included in Other Assets.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

13 Stockholders' equity:

As of December 31, 2001 and 2000, the authorized capital stock consisted of 915,000,000 Series "B-1, nominative shares, fully subscribed and paid, with no par value.

At December 31, 2001, the nominal amount of the reserve for the acquisition of its own shares is $719,927. As well, it is specified that the maximum capital stock amount that can be applied to acquire its own shares is $100,000 at nominal value and may not exceed the total balance of retained earnings. At December 31, 2001, there are 24,750,000 of its own shares that are yet to be placed.

Beginning in 2002, the withholding tax on dividends is eliminated. In addition, if earnings for which no corporate tax has been paid are distributed, the tax must be paid upon distribution of the dividends. Consequently, the Company must keep a record of earnings subject to each tax rate.

Capital reductions will be subject to taxes on the excess of the reduction over the price-level adjusted paid-in capital, in accordance with the formula prescribed by the Income Tax Law.

14 Other expenses, net:

Other expenses are made up as follows:

	2001	2000
Amortization of goodwill and non-compete agreements	$ 535,219	$ 497,278
Restructuring of financial note	3,072	-
Indemnity payments to employees	24,857	-
Other, net	2,874	(2,570)
	$ 566,022	$ 494,708

15 Related-party transactions

Effective June 30, 2001, CompUSA sold assets related to its call center operations to an affiliate under common control of certain shareholders for U.S.$105 million. The call center provides contact center services, technology solutions, and business consulting. The transaction resulted in a gain of approximately U.S.$69 million (equivalent to $554,764), which has been recorded as gain from discontinued operations in the consolidated statement of income. The taxable gain on this transaction was offset by the Company's net operating loss carryforward, thereby reducing the tax valuation allowance. This reduction of the valuation allowance was taken against goodwill. All assets were transferred to the affiliate at the CompUSA's carrying value.

Since this transaction, the call center operations now operate independently under the name The Telvista Company ("TTC"). The Chief Executive Officer and Chief Financial Officer of CompUSA are directors on the Board of TTC. CompUSA now purchases call center services from TTC. CompUSA believes these purchases are at values as favorable as those which could be obtained from an unrelated third party. Purchases for the period from the sale on June 30, 2001, to December 31, 2001, were approximately $11.5 million (equivalent to $105,136). Additionally, CompUSA performs certain administrative functions for TTC. For the period from sale to December 31, 2001, CompUSA incurred and billed U.S.$5.1 million (equivalent to $46,626) of expenses related to these services to TTC. Net accounts payable to TTC was approximately U.S.$4.9 million (equivalent to$44,797) at December 31, 2001. There are no agreements outside of the normal course of business between TTC and CompUSA, nor are there any guarantees on behalf of either party.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

In the ordinary course of business, CompUSA sells products and services to other affiliates of CompUSA at prices that equate to amounts charged to its major customers. For fiscal periods 2001 and 2000, CompUSA's revenues from affiliates were approximately U.S.$10.1 million and U.S.$12.4 million (equivalent to $92,337 and $115,122), respectively. Accounts receivable from these affiliates is approximately U.S.$125,000 and U.S.$2.5 million (equivalent to $1,143 and $23,210) at December 31, 2001, and December 31, 2000, respectively.

16 Contingencies:

In January 2000, COC Services, Limited filed a claim with the District Court of the Dallas County, Texas against CompUSA, Inc. (CompUSA) for various contractual and civil liabilities derived from a letter of intention relative to franchises for retail stores in Mexico. The plaintiff also mentioned other defendants, including Grupo Carso, Grupo Sanborns and Ing. Carlos Slim Helú. COC Services demanded payment from CompUSA for actual damages of U.S.$150 million for breach of contract, extra-contractual interference with contract and possible contract; conspiracy claims of U.S.$2 million in damages; and fraud and punitive damages of U.S.$300 million. COC Services also intended to recover interest, legal and court costs.

The claim was transferred to the District Court number 116 of Dallas, Texas, where a jury deliberated on it during January and February 2001. In February 2001, the jury issued its verdict finding the defendants guilty of the various claims against them and condemning each one to pay compensatory and punitive damages. The punitive damages awarded to COC Services payable by the defendants are as follows: U.S.$175.5 million by James Halpin, the former president and CEO of CompUSA; U.S.$94.5 million by CompUSA, U.S.$67.5 million by Ing. Slim, U.S.$13.5 million by Grupo Carso and U.S.$13.5 million by Grupo Sanborns. Based on the jury's verdict, the defendants filed a letter with the Court regarding various legal aspects affecting the final resolution.

On May 18, 2001, the judge reduced the damages determined by the jury from U.S.$454 million to U.S.$121.5 million, or 73%, claimed from Grupo Carso, Grupo Sanborns, Ing. Carlos Slim Helú, CompUSA and its former CEO, Mr. James Halpin. The judge also eliminated from the case the jury's determinations against CompUSA and Mr. James Halpin.

Grupo Carso, Grupo Sanborns and Ing. Slim have taken several actions in the procedure and appealed the sentence in the corresponding Texas courts. The appeals are in process and it is not possible to anticipate their outcome. A bond has been contracted to guarantee the payment that could derive from the final resolution. Even though a reduction in the verdict was obtained, there are plans to continue exercising all legal action, before all the pertinent courts, for the time necessary, in order to obtain acquittal from all pending accusations.

In addition, COC Services, Limited appealed the sentence in order to obtain a resolution closer to the jury's verdict and to include CompUSA and Mr. Halpin.

17 Commitments:

CompUSA has entered into an agreement with various telecommunication providers. These agreements require CompUSA to commit to pre-determined minimum expenditures over a calendar year period. CompUSA has exceeded these minimum expenditures for 2001 and 2000. CompUSA has committed to U.S.$11.5 million in 2002 expenditures (equivalent to $105,136).

18 Differences between Mexican GAAP and US GAAP:

In order to conform the financial statements of Sanborns LLC and its subsidiary CompUSA originally prepared in conformity with US GAAP, it was necessary to adapt them for consolidation purposes in conformity with Mexican GAAP as follows:

Translation of financial statements of "foreign entity"-

As explained in Note 4 (a), in conformity with Bulletin B-15 "Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations" of Mexican GAAP, the financial statements of Sanborns LLC and its subsidiary CompUSA were stated in US dollars and translated into Mexican pesos at the exchange rate in effect at the end of the period.

Recognition of the effects of inflation in the financial information-

As explained in Note 4 (b), in conformity with Bulletin B-10 of Mexican GAAP, the effects of inflation should be recognized in the financial statements, which means that the effects of the changes in the general price index should be measured. It is considered that this presentation is more appropriate, for book purposes both in Mexico and the US, than the reports based on historical costs, as prepared in the US.

Statement of cash flow-

In conformity with Mexican GAAP, the Company presents consolidated financial statements of changes in financial position identifying the generation and use of cash, which represents differences between beginning and ending balances in constant Mexican pesos.

With regard to the statement of cash flows prepared for US GAAP purposes, there are differences in the presentation of the items with respect to the statement of changes in financial position prepared under Mexican GAAP and it does not include the effects of inflation.

Minority interest-

In conformity with Bulletin B-8 of Mexican GAAP, the minority interest should be included as a component of stockholders' equity, while in conformity with US GAAP, it is shown after liabilities in the balance sheet and not in stockholders' equity. Unlike US GAAP, under Mexican GAAP the minority interest is reflected in the statement of loss.

Gain (loss) from discontinued operations-

In conformity with Mexican GAAP, the sale of assets related to the call center operations (as mentioned in Note 15) to a related company was recorded as a gain (loss) from discontinued operations in the statement of loss, since it was a commercial transaction at market conditions, due to the existence of a valuation of these assets by an independent appraiser and given that this related company has stockholders other than those of the Company, which classify it as a normal transaction. However, this gain (loss) was reflected as a capital contribution in the financial statements of the subsidiary in the US.

ANNEX II

Translation of financial statements originally issued in Spanish

Tenedora U.S., S.A. de C.V. and Subsidiary

Consolidated financial statements as of December 31, 2001 and 2000
Expressed in thousands of Mexican pesos with purchasing power
as of December 31, 2001

Together with auditors' report

Translation of a report originally issued in Spanish
(See Note 1 to the financial statements)

To the Stockholders of
Tenedora U.S., S.A. de C.V.

We have audited the accompanying consolidated balance sheets of TENEDORA U.S., S.A. DE C.V. AND SUBSIDIARY as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the year ended December 31, 2001 and the period from March 1 to December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that the audit be planned and performed to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As explained in Note 2, during the General Extraordinary Stockholders' Meeting held on November 21, 2001, the stockholders approved the spinoff of Grupo Sanborns, S.A. de C.V. as dividing company and Tenedora U.S., S.A. de C.V., as the new company, whose most significant asset is represented by the investment in shares of CompUSA Inc., with effects as of November 28, 2001. However, since this spin off involves companies with stockholders in common, it is similar to a combination of interests. Therefore, the accompanying financial statements reflect the spin off retroactively as if it had taken place on March 1, 2000.

In our opinion, based on our audits, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Tenedora U.S., S.A. de C.V. and Subsidiary as of December 31, 2001 and 2000 and the results of their operations, the changes in their stockholders' equity and the changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

March 28, 2002

Translation of financial statements originally issued in Spanish

Tenedora U.S., S.A. de C.V. and Subsidiary

Consolidated balance sheets as of December 31, 2001 and 2000
Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

	2001	2000
Assets		
Current assets:		
Cash and marketable securities	$ 1,190,216	$ 853,544
Accounts receivable, net	784,764	1,698,639
Inventories, net	4,813,823	5,529,684
Prepaid expenses	279,425	237,755
Total current assets	7,068,228	8,319,622
Property and equipment, net	1,969,553	2,197,828
Goodwill and other intangible assets, net	7,624,148	8,643,880
Other assets, nets	48,610	47,275
	$ 16,710,539	$ 19,208,605
Liabilities and stockholders' equity		
Current liabilities:		
Short-term debt	$ 868,519	$ -
Accounts payable to suppliers	3,262,110	4,220,433
Other accounts payable and accrued liabilities	1,942,366	2,382,904
Total current liabilities	6,072,995	6,603,337
Long-term debt	2,273,005	4,372,689
Deferred income taxes	45,066	45,099
Deferred income and others liabilities	180,935	78,981
Total liabilities	8,572,001	11,100,106
Stockholders' equity:		
Capital stock	1,857,265	1,505,283
Additional paid-in capital	2,255,843	2,144,691
Retained earnings	278,483	484,063
Cumulative effect of deferred income taxes	(45,099)	(45,099)
Cumulative effect of restatement	6,066	74,759
Total majority stockholders' equity	4,352,558	4,163,697
Minority interest	3,785,980	3,944,802
Total stockholders' equity	8,138,538	8,108,499
	$ 16,710,539	$ 19,208,605

The accompanying notes are an integral part of these consolidated balance sheets.

Translation of financial statements originally issued in Spanish

Tenedora U.S., S.A. de C.V. and Subsidiary

Consolidated statements of income
For the year ended December 31, 2001 and the period from March 1 to December 31, 2000
Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

	2001	2000
Net sales	$ 37,878,505	$ 37,988,396
Cost of sales	30,500,861	30,674,693
Gross profit	7,377,644	7,313,703
Operating expenses	7,618,214	7,101,766
Operating (loss) income	(240,570)	211,937
Comprehensive result of financing:		
Interest income	6,415	3,977
Interest expense	(309,175)	(478,262)
Gain from monetary position	57,827	181,009
	(244,933)	(293,276)
Other expenses, net	(566,009)	(494,708)
Loss before provisions	(1,051,512)	(576,047)
Provisions for:		
Asset taxes	12,250	-
Income taxes	393	430
	12,643	430
Loss before extraordinary income and discontinued operations	(1,064,155)	(576,477)
Extraordinary income from early payment of debt	$ 115,358	$ -
Gain (loss) from discontinued operations	554,764	(29,566)
Net consolidated loss for the period	$ (394,033)	$ (606,043)
Net loss applicable to:		
Majority interest	$ (205,580)	$ (373,955)
Minority interest	(188,453)	(232,088)
	(394,033)	(606,043)
Basic loss per ordinary share	$ (0.21)	$ (0.39)
Extraordinary income per share from early payment of debt	$ 0.12	$ -
Gain (loss) per share from discontinued operations	$ 0.58	$ (0.03)
Average shares outstanding (000's)	956,592	956,592

The accompanying notes are an integral part of these consolidated statements.

Translation of financial statements originally issued in Spanish

Tenedora U.S., S.A. de C.V. and Subsidiary

Consolidated statements of stockholders' equity
For the year ended December 31, 2000 and the period from March 1 to December 31, 2000
Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

	Capital Stock		Additional Paid-in Capital	Retained Earnings	Cumulative Initial Effect of Deferred Income Taxes	Cumulative Effect of Restatement	Minority Interest	Total Stockholders' Equity
	Historical	Restatement						
Initial contribution from spin off	$ 185,495	$ 1,319,788	$ 2,144,691	$ 858,018	$ -	$ 67,101	$ 4,145,355	$ 8,720,448
Cumulative initial effect of deferred income taxes	-	-	-	-	(45,099)	-	-	(45,099)
Balances before comprehensive income (loss)	185,495	1,319,788	2,144,691	858,018	(45,099)	67,101	4,145,355	8,675,349
Translation effect for the period	-	-	-	-	-	62,865	60,399	123,264
Restatement effect for the period	-	-	-	-	-	(55,207)	(28,864)	(84,071)
Net loss for the period	-	-	-	(373,955)	-	-	(232,088)	(606,043)
Comprehensive income (loss)	-	-	-	(373,955)	-	7,658	(200,553)	(566,850)
Balances as of December 31, 2000	185,495	1,319,788	2,144,691	484,063	(45,099)	74,759	3,944,802	8,108,499
Capital stock contribution and additional paid-in capital	69,470	282,512	111,152	-	-	-	-	463,134
Balances before comprehensive income (loss)	254,965	1,602,300	2,255,843	484,063	(45,099)	74,759	3,944,802	8,571,633
Translation effect for the year	-	-	-	-	-	(1,206)	(1,159)	(2,365)
Restatement effect for the year	-	-	-	-	-	(67,487)	30,790	(36,697)
Net loss for the year	-	-	-	(205,580)	-	-	(188,453)	(394,033)
Comprehensive income (loss)	-	-	-	(205,580)	-	(68,693)	(158,822)	(433,095)
Balances as of December 31, 2001	$ 254,965	$ 1,602,300	$ 2,255,843	$ 278,483	$ (45,099)	$ 6,066	$ 3,785,980	$ 8,138,538

The accompanying notes are an integral part of these consolidated statements.

Translation of financial statements originally issued in Spanish

Tenedora U.S., S.A. de C.V. and Subsidiary

Consolidated statements of changes in financial position
For the year ended December 31, 2001 and the period from March 1 to December 31, 2000
Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

	2001	2000
Operating activities:		
Loss before extraordinary income and discontinued operations	$ (1,064,155)	$ (576,477)
Deduct- Items in results which did not require cash-		
Depreciation	520,471	511,475
Impairment of abandoned facilities	64,736	-
Reserve for revaluation of goodwill	242,313	-
Amortization of goodwill and non-compete agreement	535,219	497,278
Net resources obtained from results	298,584	432,276
Net changes in working capital, except treasury	184,966	(1,541,022)
Net resources generated by operating activities	483,550	(1,108,746)
Financing activities:		
Net, decrease debt	(1,115,807)	2,397,053
Capital stock contribution and additional paid-in capital	463,134	-
	(652,673)	2,397,053
Investing activities:		
Additions to property and equipment, less net book value of retirements	507,130	(468,781)
Other assets	(1,335)	34,018
	505,795	(434,763)
Net increase in cash and marketable securities	336,672	853,544
Cash and marketable securities at beginning of the period	853,544	-
Cash and marketable securities at end of the period	$ 1,190,216	$ 853,544

The accompanying notes are an integral part of these consolidated statements.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

1 Explanation added for translation into English:

The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico. These financial statements are presented on the basis of the accounting principles generally accepted in Mexico. Certain accounting practices applied by the companies that conform with the accounting principles generally accepted in Mexico may not conform with the accounting principles generally accepted in the country of use.

2 Activities and spinoff operation:

Tenedora U.S., S.A. de C.V. ("Tenedora US" or the "Company"), is a subsidiary of U.S. Commercial Corp., S.A. de C.V. ("US Commercial") and the holder of 100% of the shares of Sanborns LLC, who, in turn, owns 51% of the shares of CompUSA Inc. and subsidiaries ("CompUSA"). CompUSA is engaged mainly in the operation of stores specialized in personal computers, software, accessories and related services in the United States of America (USA).

During the General Extraordinary Stockholders' Meeting held on November 21, 2001, the stockholders approved the spinoff of Grupo Sanborns, S.A. de C.V. as dividing company and Tenedora US as the new company, whose most significant asset is represented by the investment in shares of CompUSA with effects as of November 28, 2001. However, since this spin off involves companies with stockholders in common, it is similar to a combination of interests. Therefore, the accompanying financial statements reflect the spin off retroactively as if it had taken place on March 1, 2000, except for the cash contribution derived from the spin off, which is shown as an increase in capital stock and additional paid-in capital in the statement of changes in stockholders' equity.

3 Basis of consolidation:

The accompanying consolidated financial statements include those of Tenedora US and its subsidiary Sanborns LLC, who, in turn, owns 51% of the shares of CompUSA through Sanborns LLC.

The financial statements of the subsidiary abroad are adjusted according to inflation in the US, in conformity with the procedures mentioned below and are translated at the exchange rate in effect at yearend.

All significant intercompany balances and transactions have been eliminated in consolidation.

4 Significant accounting policies:

The financial statements were prepared in conformity with Mexican GAAP, which require that management make certain estimates and use certain assumptions to determine the valuation of some of the items included in the financial statements and make the required disclosures therein. While the estimates and assumptions used may differ from their final effect, management believes that they were adequate under the circumstances. A summary of the significant accounting policies is as follows:

(a) Translation of financial statements-

The financial statements of Sanborns LLC and Subsidiary (CompUSA), foreign subsidiary located in the United States, which represented 100% of consolidated net sales and 90% of total assets as of December 31, 2001 and 2000, were stated in U.S. dollars and translated into Mexican pesos at the exchange rate in effect as of the date on which the foreign entity was maintained, in conformity with Bulletin B-15, "Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations", issued by the Mexican Institute of Public Accountants.

(b) Recognition of the effects of inflation in the financial information-

The companies restate all of their financial statements in terms of the purchasing power of the Mexican peso as of the end of the latest period, thereby comprehensively recognizing the effects of inflation.

The inflation rates for the countries in which the companies operate are as follows:

	%	
	2001	Ten Month Period Ended December 31, 2000
USA	1.55	2.47
Mexico	4.40	6.57

In order to recognize the effects of inflation in terms of Mexican pesos with purchasing power as of yearend, the procedures are as follows:

– *Balance sheet:*

Inventories are valued at average cost and are restated according to the inflation of the country of origin.

Property and equipment are originally recorded at their acquisition cost or market at the date of acquisition and are restated according to the inflation of the country of origin.

Depreciation is calculated on restated values and based on the estimated economic useful life of the assets.

Stockholders' equity and other nonmonetary items are restated using factors derived from the National Consumer Price Index (NCPI) from the date of contribution or generation.

– *Statement of income:*

Revenues and expenses, which are associated with a monetary item, are restated from the month in which they arise through yearend, based on inflation factors of the country of origin.

The cost and expenses associated with nonmonetary items are restated as follows:

- As stated above, depreciation is calculated on the restated value of property and equipment.
- Those costs, expenses and income associated with the other nonmonetary items are restated through yearend, as a function of the nonmonetary assets consumed or sold.

The gain or loss from monetary position, which represents the erosion of the purchasing power of monetary items caused by inflation, is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI, and is restated through yearend with the corresponding factor.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

– *Other statements:*

The cumulative effect of restatement presented in the statement of stockholders' equity is comprised mainly of the translation effect and the gain or loss resulting from holding nonmonetary assets, which represents the change in the specific price level of the assets and their effect on results of operations as compared to the change in the NCPI, and the translation effect for the period.

The statement of changes in financial position presents the changes in constant Mexican pesos, according to the financial position at the prior yearends, restated to Mexican pesos as of the most recent yearend.

(c) Cash and marketable securities-

Cash on hand in stores, deposits in banks, and short-term investments with original maturities of three months or less are considered cash and cash equivalents. Cash and cash equivalents are carried at cost, which approximates fair value. CompUSA also includes credit card receivables in the cash balance.

(d) Accounts receivable-

Trade accounts receivable primarily represent amounts due from customers related to the sale of CompUSA's products and services. Such receivables are generally due from a diverse group of corporate, government, and education customers located throughout the United States and, accordingly, do not include any specific concentrations of credit risk. Warranty related receivables represent amounts due from insurers of customer warranty claims. CompUSA is paid by the insurers for certain warranty-related services. CompUSA believes it has provided adequate reserves for potentially uncollectable accounts.

CompUSA has an arrangement with a financial services company (the "Issuer") whereby the Issuer manages CompUSA's private label credit card programs. The credit card accounts and receivables generated thereby are owned by the Issuer. Under the terms of the agreement, the Issuer charges CompUSA a fee to cover the Issuer's cost of providing credit and collecting the receivables, which are nonrecourse to CompUSA.

(e) Goodwill and other intangible assets-

Goodwill represent the difference between the acquisition price and/or the amount contributed to capital stock of new businesses and the book value of such stock, as of the date of acquisition and/or contribution. The acquisition of CompUSA generated goodwill of $8,658,774, which will be amortized over a 20-year term. The amounts amortized in 2001 and 2000 were $418,264 and $362,631, respectively, and is presented net in other income in the consolidated statements of income.

As a complement to the goodwill generated from the acquisition of CompUSA, non-compete agreements were signed with some of the former executives of the subsidiary through a one-time payment. The amortization period of these agreements ranges between 12 and 24 months. The amounts amortized in 2001 and 2000 were $116,955 and $134,647, respectively, which are shown under other expenses in the consolidated statement of loss.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

(f) Accounts payable-

Accounts payable include primarily amounts due to vendors and service providers, including negative cash book balances. Under the CompUSA's cash management system, checks issued pending clearance that result in negative cash book balances for accounting purposes are included in the accounts payable balance. The amounts reclassified were approximately U.S.$78 million and U.S.$114 million (equivalent to $713,099 and $1,058,377) at December 31, 2001 and 2000, respectively.

(g) Income taxes-

The Company records the deferred asset or liability effect of income and asset taxes as a long-term asset or liability, based on the cumulative effect of temporary differences between the asset and liability amounts for book and tax purposes as of the balance sheet date, and using the tax rate estimated to be applicable at the time of reversal. The income tax effect as of December 31, 2001 and 2000 represented a long-term liability of $45,066 and $45,099, respectively.

(h) Revenue recognition-

CompUSA recognizes revenues at the time of sale to retail customers and upon shipment to corporate, government, and education customers. As to training and technical service sales, CompUSA recognizes revenues upon delivery of services to the customer

Combined revenues related to training, technical service sales and extended service plans are less than 10% of total revenues for both 2001 and 2000.

(i) Long-lived assets-

The companies annually evaluates the carrying value and expected period of benefit of long-lived assets in relation to results of operations. The companies deems assets to be impaired if a forecast of the undiscounted future cash flows directly related to the assets, including disposal value, if any, is less than their carrying amount. If assets are deemed to be impaired, the loss is measured as the amount by which the carrying amount of the assets exceeds their estimated fair market value.

In 2001, the companies recorded $64,736 impairment charge related to an abandoned facility. The facility was abandoned as a result of the reorganization of the direct sales business. The impairment charge relates to fixed asset impairments and lease obligations associated with the abandoned facility. There were no impairment charges for fiscal period 2000.

(j) Comprehensive result of financing-

The comprehensive result of financing includes all financial revenues and expenses, such as interest income and expense, exchange gains and losses and gains or losses from monetary position and the effects of valuation of financial instruments, as they occur or accrue.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

Transactions in foreign currency are recorded at the exchange rate as of the date of the transaction, and assets and liabilities in foreign currency are adjusted to the exchange rate as of yearend, affecting income as part of the comprehensive result of financing.

(k) Loss per share-

The basic loss per ordinary share for each period was calculated based by dividing the majority net loss by the weighted average number of shares outstanding during the period.

The extraordinary income per share from the early payment of debt and the gain (loss) per share from discontinued operations were determined by dividing these concepts by the corresponding number of shares, determined as mentioned above.

(l) Comprehensive income-

Comprehensive income is comprised of the net income for the period plus any gains or losses that according to specific regulations are presented directly in the statement of changes in stockholders' equity, such as restatement and the translation effect for the period.

(m) Financial instruments-

Financial instruments that have been designated and that function effectively as hedging against the effects of certain risks of other financial instruments will affect the assets or liabilities or the transactions or the corresponding risks when they are realized, settled or occur, respectively. The majority of financial instruments contracted for these purposes are valued at market and affect the comprehensive result of financing in each accounting period. Long-term debt contracted to finance the Company´s operations is maintained at its nominal value, recording the corresponding interest separately.

5 Accounts receivable:

	2001	2000
Trade	$ 240,541	$ 666,163
Accounts receivable from warranties	462,619	272,422
Sundry debtors	128,138	635,042
Recoverable taxes	-	162,815
	831,298	1,736,442
Less- Allowance for doubtful accounts	(46,534)	(37,803)
	$ 784,764	$ 1,698,639

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

6 Inventories:

	2001	2000
Finished products	$ 4,881,723	$ 5,812,437
Merchandise-in-transit	232,909	80,075
	5,114,632	5,892,512
Less- Reserve for obsolete inventories	(300,809)	(362,828)
	$ 4,813,823	$ 5,529,684

7 Property and equipment:

	2001	2000
Leasehold improvements	$ 848,464	$ 897,057
Furniture and fixtures	1,005,370	698,557
Computer equipment	1,044,827	966,357
	2,898,661	2,561,971
Less- Accumulated depreciation	(1,028,408)	(471,386)
	1,870,253	2,090,585
Land	90,240	92,469
Construction-in-progress	9,060	14,774
	$ 1,969,553	$ 2,197,828

Depreciation is calculated using the straight-line method based on the estimated useful lives of the assets, which range from 3 to 10 years for furniture and fixtures and computer equipment, while for leasehold improvements the rate used is the lower of that of the estimated useful life of the asset or the expiration of the lease contract, which in general ranges from 10 to 15 years.

8 Tax environment:

In Mexico:

Income and asset tax regulations-

Tenedora US, a company incorporate in Mexico is subject to income and asset taxes. Income taxes are computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values and the deduction of purchases in place of cost of sales, which permit the deduction of current costs, and taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the result from monetary position. Until of December 31, 2001, the income tax rate was 35%, with the obligation until that date to pay this tax each year at a rate of 30% and with the remainder payable upon distribution of earnings.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

As of 2002, the option to defer a portion of the income tax payment until dividends were distributed is eliminated. The income tax rate will be 35% in 2002, 34% in 2003, 33% in 2004 and 32% beginning in 2005.

Asset taxes are computed at an annual rate of 1.8% on the average of the majority of restated assets less certain liabilities, and the tax is paid only to the extent that it exceeds the income taxes of the period. Any required payment of asset taxes is creditable against the excess of income taxes over asset taxes of the preceding three and following ten years.

Book and taxable income-

Income taxes have been determined on the basis of the individual taxable income of each company, rather than on a consolidated basis. The principal differences between book and taxable income are the inflationary component.

Recoverable asset taxes-

At December 31, 2001 the Mexican Company have recoverable asset taxes, which will be indexed for inflation through the year recovered, in amount of $12,250.

Deferred income taxes-

The tax effects of the temporary differences giving rise to a deferred tax liability, are as follows:

	2001	2000
Translation effect	$ 45,066	$ 45,099

In the USA:

Income taxes-

In fiscal period 2001, the income tax benefit calculated based on the statutory rate of 35% was approximately U.S.$41.4 million (equivalent to $378,491) versus the reported income tax expense of zero. This difference relates primarily to the offsetting impact of nondeductible goodwill amortization expense and the tax provision related to the gain on the sale of the call center. In fiscal period 2000, the income tax benefit calculated based on the statutory rate was approximately U.S.$16 million (equivalent to $148,544) versus the reported income tax expense of zero. This difference relates primarily to nondeductible goodwill amortization expense and the increase in the tax loss carryforwards valuation allowance.

CompUSA has recorded a valuation allowance to reflect the estimated amount of deferred tax assets that may not be realized. The net operating loss carryforwards of approximately U.S.$262.8 million, (equivalent to $2,402,596) will begin to expire in 2019 but can be used through 2021.

In February 27, 2000, CompUSA was acquired, resulting in a change of ownership as defined by Section 382 of the Internal Revenue Code. Accordingly, utilization of the net operating loss will be subject to annual limitations of U.S.$51.9 million (equivalent to 474,485) for fiscal years 2001 and 2000.

9 Leases:

CompUSA leases equipment under leases that expire at various dates through 2006. As well, it operates in facilities leased under noncancellable operating leases that expire at various dates through 2019, the majority of which contain renewal options and require the Company to pay a proportionate share of common area maintenance.

At December 31, 2001, future minimum lease payments under all leases with initial or remaining noncancellable lease terms in excess of one year are as follows (in thousands):

	Thousands of U.S. Dollars	
Fiscal Year	Capital Leases	Operating Leases
2002	$ 2,697	$ 116,061
2003	2,181	102,991
2004	1,297	90,629
2005	124	85,995
2006	34	83,634
Thereafter	-	405,900
Total minimum lease payments	6,333	$ 885,210
Less amount representing interest	568	
Present value of minimum lease payments	5,765	
Less current portion	2,226	
Capital lease obligations due after one year	$ 3,539	
Equivalent in thousands of Mexican pesos	$ 32,355	

Rental expense, net of rental income of U.S.$3.6 million (equivalent to $32,912), was approximately U.S.$127.3 million (equivalent to $1,163,815) for the year ended December 31, 2001. Rental expense, net of rental income of U.S.$2.4 million (equivalent to $22,282), was approximately U.S.$112 million (equivalent to $1,039,809) for the 10-month period ended December 31, 2000.

10 Long-term debt:

At December 31, 2001 and 2000, long-term debt is as follows:

	2001	2000
Revolving line of credit, secured by inventory and receivables, weighted average interest of 4.25% due December 31, 2002	$ -	$ 2,088,825

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

	2001	2000
Subordinated revolving line of credit with affiliate, unsecured, weighted average interest of 4.51%, due August 2003	1,142,788	1,021,240
Radio Shack Corporation Note, unsecured, interest of 9.48%, due June 2008	-	1,262,624
Subordinated note payable to affiliate, unsecured, interest of 5.27%, due November 2006	1,130,217	-
Total long-term debt	$ 2,273,005	$ 4,372,689

Maturity dates of long-term debt as of December 31, 2001 are as follows:

2003	$ 1,142,788
2004	226,043
2005	452,087
2006	452,087
	$ 2,273,005

Effective June 15, 2000, and March 28, 2002, CompUSA amended its secured revolving credit agreement (the "Credit Agreement") with a consortium of banks and financial institutions that provides for borrowings and letters of credit. The Credit Agreement terminates on December 31, 2002. The amended revolving credit facility is secured by the Company's inventory and accounts receivable and provides for letters of credit and borrowings of up to U.S.$350 million at the bank's base rate or LIBOR Rate plus 1.25% to 2.50% depending on the Company's leverage ratio. The Credit Agreement is subject to a borrowing base (the "Borrowing Base") that is equal to the lesser of 1.) the sum of (a) 85% of eligible accounts receivable, as defined, and (b) an amount equal to the lowest of (i) 65% of the lower of cost or market value of eligible inventory, as defined, or (ii) 85% of appraised liquidation value, as defined, of eligible inventory, less (c) outstanding letters of credit and less (d) U.S.$50 million; or 2.) U.S.$400 million less outstanding letters of credit and less U.S.$50 million.

The Borrowing Base as of December 31, 2001 is approximately U.S.$339.9 million with available credit of approximately U.S.$194.3 million. The Company had approximately U.S.$95 million outstanding on this Credit Agreement as of December 31, 2001. The Company also had approximately U.S.$50.6 million of outstanding letters of credit as of December 31, 2001 used primarily for certain trade payables. Interest expense for the Credit Agreement was approximately U.S.$10.9 million (equivalent to $99,651) and U.S.$17.1 million (equivalent to $158,756) for fiscal periods 2001 and 2000, respectively.

Among other restrictions, the Credit Agreement requires the Company to maintain a defined minimum fixed charge coverage ratio throughout its remaining term. The Credit Agreement also limits subordinated debt, as defined, to U.S.$273.6 million. At December 31, 2001, subordinated debt was approximately U.S.$248.6 million. The Company is in compliance with all covenants at December 31, 2001, and management expects to be in compliance with all covenants through December 31, 2002.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

On August 24, 2000, CompUSA entered into a three year U.S.$150 million revolving unsecured credit facility with Banco Inbursa, an affiliate of the Company's principal shareholder, at a rate determined semi-annually via six-month promissory note renewals. As of December 31, 2001, the Company had U.S.$25 million available for future borrowings under this facility. Interest expense for the Banco Inbursa credit facility was approximately U.S.$8.8 million and U.S.$4.8 million, equivalent to $80,452 and $44,563,for the year and 10-month period ended on December 31, 2001 and 2000, respectively.

In connection with ComUSA's acquisition of Computer City, in August 1998, CompUSA issued a U.S.$136 million subordinated promissory note payable to Radio Shack Corporation, formally known as Tandy Corporation (the "Seller Note"). The Seller Note bore interest at a rate of 9.48% per annum and provided for repayment in semiannual installments over a period of ten years, with the first principal payment due in December 2001. In June 2001, the Seller Note was paid off with funds received from a note issued to Banco Inbursa, an affiliate. The note payable to affiliate is approximately U.S.$123.6 million at an interest rate equal to a revolving 90-day LIBOR plus 3.25%. The first principal payment is due August 2004. Interest expense for the Seller Note was approximately U.S.$10.9 million and U.S.$10.7 million, equivalent to $99,651 and $99,339, during the year and 10-month period ended on December 31, 2001 and 2000, respectively.

11 Marketing agreement:

Effective April 25, 2001, CompUSA entered into a marketing agreement with an internet provider in which CompUSA will market memberships for the provider's services at the Company's retail locations. Under this agreement, CompUSA received U.S.$24 million as an upfront payment, of which U.S.$10 million was designated as an advance for commissions on the sale of memberships. The U.S.$10 million is being recorded as revenue as CompUSA sells memberships, according to the provisions of the agreement. At December 31, 2001, the Company had recognized approximately U.S.$350,000 of revenue (equivalent to $3,199), and the remaining U.S.$9,650,000 (equivalent to $88,223) is recorded in accounts payable as it is an advance and is refundable if not earned during the first year of the agreement. The remaining U.S.$14 million (equivalent to $127,992) of the upfront payment has been recorded as deferred revenue and is being amortized into income over the life of the agreement, which is five years.

12 Employee benefits:

In Mexico-

Tenedora US has no employees. Accordingly, it has no employee benefit obligations or responsibilities derived from the Mexican labor law.

In the USA-

CompUSA sponsors a defined contribution plan for employee profit sharing purposes, as well as a deferred compensation plan, which allows officers and employees to defer a portion of the compensation that corresponds to each of them.

CompUSA sponsors a defined contribution profit-sharing plan (the "401(k) Plan") covering employees of the Company and its subsidiaries who are at least 21 years of age. Eligible employees may become participants as of the first day of the next calendar quarter after their hire date. The 401(k) Plan is intended to constitute a qualified profit sharing plan within the meaning of Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), which includes a qualified cash or deferred arrangement within the meaning of Code section 401(k).

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

Contributions to both the 401(k) Plan and the deferred compensation plan consist of employee pretax contributions determined as a percentage of each participating employee's compensation and CompUSA's matching contributions up to a specified limit. CompUSA may make additional contributions to either or both plans at the discretion of the Company's Board of Directors. CompUSA's expense for contributions to the 401(k) Plan and the deferred compensation plan aggregated approximately U.S.$1.1 million and U.S.$900,000 (equivalent to $10,056 and $8,356) during the year and 10-month period ended December 31, 2001 and 2000, respectively.

In addition, CompUSA sponsors a deferred compensation plan that permits eligible officers and employees to defer a portion of their compensation. The deferred compensation, together with CompUSA matching amounts and accumulated earnings, is accrued and funded. The deferred compensation plan asset is approximately U.S.$3.2 million and U.S.$3.0 million (equivalent to $29,255 and $27,852) at December 31, 2001 and December 31, 2000, respectively, and is included in Other Assets.

13 Stockholders' equity:

As of December 31, 2001 and 2000, the authorized capital stock consisted of 956,592,000 Series "B-1, nominative shares, fully subscribed and paid, with no par value.

Beginning in 2002, the withholding tax on dividends is eliminated. In addition, if earnings for which no corporate tax has been paid are distributed, the tax must be paid upon distribution of the dividends. Consequently, the Company must keep a record of earnings subject to each tax rate.

Capital reductions will be subject to taxes on the excess of the reduction over the price-level adjusted paid-in capital, in accordance with the formula prescribed by the Income Tax Law.

14 Other expenses, net:

Other expenses are made up as follows:

	2001	2000
Amortization of goodwill and non-compete agreements	$ 535,219	$ 497,278
Restructuring of financial note	3,072	-
Indemnity payments to employees	24,857	-
Other, net	2,861	(2,570)
	$ 566,009	$ 494,708

15 Related-party transactions

Effective June 30, 2001, CompUSA sold assets related to its call center operations to an affiliate under common control of certain shareholders for U.S.$105 million. The call center provides contact center services, technology solutions, and business consulting. The transaction resulted in a gain of approximately U.S.$69 million (equivalent to $554,764), which has been recorded as gain from discontinued operations in the consolidated statements of income. The taxable gain on this transaction was offset by the Company's net operating loss carryforward, thereby reducing the tax valuation allowance. This reduction of the valuation allowance was taken against goodwill. All assets were transferred to the affiliate at the CompUSA's carrying value.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

Since this transaction, the call center operations now operate independently under the name The Telvista Company ("TTC"). The Chief Executive Officer and Chief Financial Officer of CompUSA are directors on the Board of TTC. CompUSA now purchases call center services from TTC. CompUSA believes these purchases are at values as favorable as those which could be obtained from an unrelated third party. Purchases for the period from the sale on June 30, 2001, to December 31, 2001, were approximately $11.5 million (equivalent to $105,136). Additionally, CompUSA performs certain administrative functions for TTC. For the period from sale to December 31, 2001, CompUSA incurred and billed U.S.$5.1 million (equivalent to $46,626) of expenses related to these services to TTC. Net accounts payable to TTC was approximately U.S.$4.9 million (equivalent to $44,797) at December 31, 2001. There are no agreements outside of the normal course of business between TTC and CompUSA, nor are there any guarantees on behalf of either party.

In the ordinary course of business, CompUSA sells products and services to other affiliates of CompUSA at prices that equate to amounts charged to its major customers. For fiscal periods 2001 and 2000, CompUSA's revenues from affiliates were approximately U.S.$10.1 million and U.S.$12.4 million (equivalent to $92,337 and $115,122), respectively. Accounts receivable from these affiliates is approximately U.S.$125,000 and U.S.$2.5 million (equivalent to $1,143 and $23,210) at December 31, 2001, and December 31, 2000, respectively.

16 Contingencies:

In January 2000, COC Services, Limited filed a claim with the District Court of the Dallas County, Texas against CompUSA, Inc. (CompUSA) for various contractual and civil liabilities derived from a letter of intention relative to franchises for retail stores in Mexico. The plaintiff also mentioned other defendants, including Grupo Carso, Grupo Sanborns (affiliates) and Ing. Carlos Slim Helú. COC Services demanded payment from CompUSA for actual damages of U.S.$150 million for breach of contract, extra-contractual interference with contract and possible contract; conspiracy claims of U.S.$2 million in damages; and fraud and punitive damages of U.S.$300 million. COC Services also intended to recover interest, legal and court costs.

The claim was transferred to the District Court number 116 of Dallas, Texas, where a jury deliberated on it during January and February 2001. In February 2001, the jury issued its verdict finding the defendants guilty of the various claims against them and condemning each one to pay compensatory and punitive damages. The punitive damages awarded to COC Services payable by the defendants are as follows: U.S.$175.5 million by James Halpin, the former president and CEO of CompUSA; U.S.$94.5 million by CompUSA, U.S.$67.5 million by Ing. Slim, U.S.$13.5 million by Grupo Carso and U.S.$13.5 million by Grupo Sanborns. Based on the jury's verdict, the defendants filed a letter with the Court regarding various legal aspects affecting the final resolution.

On May 18, 2001, the judge reduced the damages determined by the jury from U.S.$454 million to U.S.$121.5 million, or 73%, claimed from Grupo Carso, Grupo Sanborns, Ing. Carlos Slim Helú, CompUSA and its former CEO, Mr. James Halpin. The judge also eliminated from the case the jury's determinations against CompUSA and Mr. James Halpin.

Grupo Carso, Grupo Sanborns and Ing. Slim have taken several actions in the procedure and appealed the sentence in the corresponding Texas courts. The appeals are in process and it is not possible to anticipate their outcome. A bond has been contracted to guarantee the payment that could derive from the final resolution. Even though a reduction in the verdict was obtained, there are plans to continue exercising all legal action, before all the pertinent courts, for the time necessary, in order to obtain acquittal from all pending accusations.

In addition, COC Services, Limited appealed the sentence in order to obtain a resolution closer to the jury's verdict and to include CompUSA and Mr. Halpin.

17 Commitments:

CompUSA has entered into an agreement with various telecommunication providers. These agreements require CompUSA to commit to pre-determined minimum expenditures over a calendar year period. CompUSA has exceeded these minimum expenditures for 2001 and 2000. CompUSA has committed to U.S.$11.5 million in 2002 expenditures (equivalent to $105,136).

18 Differences between Mexican GAAP and US GAAP:

In order to conform the financial statements of Sanborns LLC and its subsidiary CompUSA originally prepared in conformity with US GAAP, it was necessary to adapt them for consolidation purposes in conformity with Mexican GAAP as follows:

Translation of financial statements of "foreign entity"-

As explained in Note 4 (a), in conformity with Bulletin B-15 "Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations" of Mexican GAAP, the financial statements of Sanborns LLC and its subsidiary CompUSA were stated in US dollars and translated into Mexican pesos at the exchange rate in effect at the end of the period.

Recognition of the effects of inflation in the financial information-

As explained in Note 4 (b), in conformity with Bulletin B-10 of Mexican GAAP, the effects of inflation should be recognized in the financial statements, which means that the effects of the changes in the general price index should be measured. It is considered that this presentation is more appropriate, for book purposes both in Mexico and the US, than the reports based on historical costs, as prepared in the US.

Statement of cash flow-

In conformity with Mexican GAAP, the Company presents consolidated financial statements of changes in financial position identifying the generation and use of cash, which represents differences between beginning and ending balances in constant Mexican pesos.

With regard to the statement of cash flows prepared for US GAAP purposes, there are differences in the presentation of the items with respect to the statement of changes in financial position prepared under Mexican GAAP and it does not include the effects of inflation.

Minority interest-

In conformity with Bulletin B-8 of Mexican GAAP, the minority interest should be included as a component of stockholders' equity, while in conformity with US GAAP, it is shown after liabilities in the balance sheet and not in stockholders' equity. Unlike US GAAP, under Mexican GAAP the minority interest is reflected in the statement of loss.

Gain (loss) from discontinued operations-

In conformity with Mexican GAAP, the sale of assets related to the call center operations (as mentioned in Note 15) to a related company was recorded as a gain (loss) from discontinued operations in the statement of loss, since it was a commercial transaction at market conditions, due to the existence of a valuation of these assets by an independent appraiser and given that this related company has stockholders other than those of the Company, which classify it as a normal transaction. However, this gain (loss) was reflected as a capital contribution in the financial statements of the subsidiary in the US.

ANNEX III

CompUSA Inc. and Subsidiaries

Consolidated Financial Statements
As of December 29, 2001, and December 30, 2000

Together with Report of Independent Public Accountants

Report of Independent Public Accountants

To the Board of Directors of
CompUSA Inc.:

We have audited the accompanying consolidated balance sheets of CompUSA Inc., a Delaware corporation, and subsidiaries as of December 29, 2001, and December 30, 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year ended December 29, 2001, and for the period from February 27, 2000, to December 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CompUSA Inc. and subsidiaries as of December 29, 2001, and December 30, 2000, and the results of its operations and its cash flows for the year ended December 29, 2001, and for the period from February 27, 2000, to December 30, 2000, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Dallas, Texas,
March 7, 2002 (except with respect to the matter discussed in Note 9, as to which the date is March 28, 2002)

CompUSA Inc. and Subsidiaries

Consolidated Balance Sheets--December 29, 2001, and December 30, 2000
(In Thousands, Except Share Data)

ASSETS	December 29, 2001	December 30, 2000
CURRENT ASSETS:		
Cash and cash equivalents	$ 80,169	$ 83,542
Accounts receivable, net of allowance for doubtful accounts of $5,090 in 2001 and $4,072 in 2000	80,607	162,910
Accounts receivable from affiliates	-	2,517
Income tax receivable	-	17,537
Merchandise inventories	526,544	595,614
Prepaid expenses and other current assets	30,564	25,609
Total current assets	717,884	887,729
PROPERTY AND EQUIPMENT, net	212,161	231,064
NET DEFERRED INCOME TAXES	8,769	11,866
GOODWILL AND OTHER INTANGIBLE ASSETS, net	821,213	908,608
OTHER ASSETS	4,013	4,007
Total assets	$1,764,040	$2,043,274
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 348,436	$ 454,592
Accounts payable to affiliates	4,812	-
Accrued salaries and benefits	49,487	62,899
Accrued taxes, other than income and payroll	42,673	48,948
Deferred revenue	18,207	19,274
Other accrued liabilities	97,877	125,503
Capital lease obligations – current	2,226	-
Net deferred income taxes	8,769	11,866
Total current liabilities	572,487	723,082
DEFERRED REVENUE	15,317	7,531
CAPITAL LEASE OBLIGATIONS – LONG TERM	3,539	-
REVOLVING LINES OF CREDIT	220,000	334,992
NOTE PAYABLE TO AFFILIATE	123,625	-
NOTE PAYABLE TO RADIO SHACK CORPORATION	-	136,000
COMMITMENTS AND CONTINGENCIES (Notes 3, 8, 9, 14, and 15)	-	-
SHAREHOLDERS' EQUITY:		
Common stock, $.01 per share par value; 110 shares authorized; 100 shares issued and outstanding, respectively	-	-
Paid-in capital	982,655	889,256
Retained deficit	(153,583)	(47,587)
Total shareholders' equity	829,072	841,669
Total liabilities and shareholders' equity	$1,764,040	$2,043,274

The accompanying notes are an integral part of these consolidated financial statements.

CompUSA Inc. and Subsidiaries

Consolidated Statements of Operations
For the Year Ended December 29, 2001, and
For the Period from February 27, 2000, to December 30, 2000
(In Thousands)

	2001	2000
NET SALES	$4,152,450	$4,076,605
COST OF SALES	3,310,389	3,234,419
Gross profit	842,061	842,186
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES	803,636	746,170
IMPAIRMENT OF ABANDONED FACILITY	7,081	-
DEPRECIATION OF PROPERTY AND EQUIPMENT	57,021	54,181
AMORTIZATION OF INTANGIBLES	58,694	53,289
OPERATING LOSS	(84,371)	(11,454)
OTHER EXPENSE (INCOME):		
Interest expense	33,880	36,459
Other expense (income), net	120	(326)
	34,000	36,133
LOSS BEFORE INCOME TAXES	(118,371)	(47,587)
INCOME TAX EXPENSE (BENEFIT)	-	-
LOSS BEFORE EXTRAORDINARY GAIN ON EARLY EXTINGUISHMENT OF DEBT	(118,371)	(47,587)
EXTRAORDINARY GAIN ON EARLY EXTINGUISHMENT OF DEBT	12,375	-
NET LOSS	$ (105,996)	$ (47,587)

The accompanying notes are an integral part of these consolidated financial statements.

CompUSA Inc. and Subsidiaries

Consolidated Statements of Shareholders' Equity
For the Year Ended December 29, 2001, and
For the Period from February 27, 2000, to December 30, 2000
(In Thousands, Except Share Data)

	Common Stock		Paid-In	Retained	
	Shares	$	Capital	Deficit	Total
BALANCE, February 26, 2000	100	$ -	$889,256	$ -	$889,256
Net loss	-	-	-	(47,587)	(47,587)
BALANCE, December 30, 2000	100	-	889,256	(47,587)	841,669
Net loss	-	-	-	(105,996)	(105,996)
Capital contributions	-	-	50,000	-	50,000
Net gain on sale to affiliate	-	-	43,399	-	43,399
BALANCE, December 29, 2001	100	$ -	$982,655	$(153,583)	$829,072

The accompanying notes are an integral part of these consolidated financial statements.

CompUSA Inc. and Subsidiaries

Consolidated Statements of Cash Flows
For the Year Ended December 29, 2001, and
For the Period from February 27, 2000, to December 30, 2000
(In Thousands)

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (105,996)	$ (47,587)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities-		
Depreciation and amortization	115,715	107,470
Impairment of abandoned facility	7,081	-
Extraordinary gain on early extinguishment of debt	(12,375)	-
Loss on disposition of assets	300	1,430
Changes in assets and liabilities-		
Accounts receivable, net	70,493	(5,291)
Receivable from/payable to affiliates	7,329	(2,517)
Merchandise inventories	69,070	54,473
Prepaid expenses and other current assets	(5,148)	(19,089)
Income tax receivable	17,537	28,319
Accounts payable and accrued liabilities	(162,498)	(322,398)
Deferred revenue	6,719	12,265
Other assets	(319)	1,176
Net cash provided by (used in) operating activities	7,908	(191,749)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures	(50,376)	(50,436)
Proceeds from sale to affiliate	105,000	-
Net cash provided by (used in) investing activities	54,624	(50,436)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Long-term debt borrowings	1,033,017	1,390,731
Long-term debt payments	(1,148,009)	(1,132,539)
Payment on note payable to Radio Shack Corporation	(123,625)	-
Borrowings on notes payable to affiliate	123,625	-
Payments under capital lease obligations	(913)	-
Capital contributions	50,000	-
Net cash (used in) provided by financing activities	(65,905)	258,192
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(3,373)	16,007
CASH AND CASH EQUIVALENTS, at beginning of period	83,542	67,535
CASH AND CASH EQUIVALENTS, at end of period	$ 80,169	$ 83,542
SUPPLEMENTAL CASH FLOW INFORMATION:		
Cash payments for interest	$ 36,873	$ 35,201
Cash received for income taxes	$ 18,252	$ 28,453
NONCASH ACTIVITIES:		
Notes received for sale of inventory and equipment	$ -	$ 5,348
Acquisition of capital lease assets	$ 6,678	$ -

The accompanying notes are an integral part of these consolidated financial statements.

CompUSA Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 29, 2001, and December 30, 2000

1. Business/Consolidation:

CompUSA Inc., a Delaware corporation, and subsidiaries, collectively (the "Company"), is a retailer of personal computer hardware and other home office products, consumer electronics, software, and related accessory products and services, conducting its operations principally through its Computer Superstores[SM] in the United States. The Company operated 218 Computer Superstores at December 29, 2001. The Company's operations also include direct sales to corporate, government, and education customers. In addition, the Company conducts a retail internet sales operation and provides training and technical services to its retail, corporate, government, and education customers.

TPC Acquisition Corporation was formed to acquire all of the outstanding shares of CompUSA Inc. (OLDCO), a publicly traded company. Total consideration for the acquisition was approximately $889 million. In connection with the acquisition, accounted for as a purchase business combination, goodwill of approximately $933 million was recorded and is being amortized over 20 years. Other intangibles of approximately $29 million were also recorded relating to covenants not-to-compete and are being amortized over the terms of the related agreements. TPC Acquisition Corporation was merged with and into CompUSA Inc., and CompUSA Inc. (NEWCO) became the surviving corporation. All previously outstanding shares and treasury stock of OLDCO were canceled. For accounting purposes, the acquisition and merger were treated as effective as of the end of the day February 26, 2000.

Sanborns LLC, a wholly owned subsidiary of Tenedora US, owns 51 shares of the Company's common stock, which represents 51% ownership of the Company. America Movil LLC owns 49 shares of the Company's common stock, representing 49% ownership. Both Sanborns LLC and American Movil LLC are indirectly controlled by a common shareholder.

The Company's fiscal year is a 52/53-week year ending on the last Saturday of each December. Company results are reported herein for the 52-week year ended December 29, 2001 (the "fiscal period 2001" or "2001"), and for the 44-week period from February 27, 2000, to December 30, 2000 (the "fiscal period 2000" or "2000").

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

2. Summary of Significant Accounting Policies:

Cash and Cash Equivalents

Cash on hand in stores, deposits in banks, and short-term investments with original maturities of three months or less are considered cash and cash equivalents. Cash and cash equivalents are carried at cost, which approximates fair value. The Company also includes credit card receivables in the cash balance.

Accounts Receivable

Trade accounts receivable primarily represent amounts due from customers related to the sale of the Company's products and services. Such receivables are generally due from a diverse group of corporate, government, and education customers located throughout the United States and, accordingly, do not include any specific concentrations of credit risk. Warranty related receivables represent amounts due from insurers of customer warranty claims. The Company is paid by the insurers for certain warranty-related services. The Company believes it has provided adequate reserves for potentially uncollectible accounts.

The Company has an arrangement with a financial services company (the "Issuer") whereby the Issuer manages the Company's private label credit card programs. The credit card accounts and receivables generated thereby are owned by the Issuer. Under the terms of the agreement, the Issuer charges the Company a fee to cover the Issuer's cost of providing credit and collecting the receivables, which are nonrecourse to the Company.

Merchandise Inventories

Merchandise inventories are valued at the lower of cost, determined on an average cost method, or market.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. Estimated useful lives are as follows:

Furniture, fixtures, and equipment	3 to10 years
Leasehold improvements	Lesser of the estimated useful life of asset or life of lease, generally 10 to 15 years

Goodwill and Other Intangible Assets

Goodwill is being amortized on a straight-line basis over a 20-year period. Covenants not-to-compete are being amortized on a straight-line basis over the terms of the related agreements (12 to 24 months).

The carrying values of intangible assets are periodically reviewed by the Company, and impairments are recognized when the future undiscounted operating cash flows expected from such intangible assets are less than the carrying values. Based on its estimate of future operating cash flows, the Company does not believe that an impairment of its intangible assets has occurred at December 29, 2001.

Accounts Payable

Accounts payable include primarily amounts due to vendors and service providers, including negative cash book balances. Under the Company's cash management system, checks issued pending clearance that result in negative cash book balances for accounting purposes are included in the accounts payable balance. The amounts reclassified were approximately $78 million and $114 million at December 29, 2001, and December 30, 2000, respectively.

Revenue Recognition

The Company recognizes revenues at the time of sale to retail customers and upon shipment to corporate, government, and education customers. As to training and technical service sales, the Company recognizes revenues upon delivery of services to the customer.

The Company sells extended service plans ("Non-Obligor Contracts") on behalf of an unrelated third party (the "Warrantor") and, to a lesser extent, sells its own extended service plans ("Obligor Contracts") in those states in which third-party service plans are not permitted. The Company recognizes revenues, and direct selling expenses (consisting primarily of a lump sum payment due to the third party at the time of sale and sales commission), ratably over the terms of the Obligor Contracts sold, generally one to four years. For Obligor Contracts, direct selling expenses are recognized ratably as cost of sales. The

Company recognizes revenue on the sale of Non-Obligor Contracts at the time of sale and reports this amount net of direct selling expenses in net sales. Merchandise presented to the Company for servicing under extended service plans is repaired by the Company on behalf of the Warrantor. In addition, the Company records deferred revenue for advance payments from customers for training services. Revenues are recognized upon performance of these services by the Company.

Combined revenues related to training, technical service sales and extended service plans are less than 10% of total revenues for both 2001 and 2000.

Advertising Expenses

Advertising expenses are expensed as incurred.

Shipping Costs

Costs incurred related to shipping and handling costs are classified as a component of cost of sales. Shipping costs charged to customers are recorded in revenues. These revenues are not significant to the Company.

Preopening Costs

Costs incurred prior to the date that new stores commence operations are expensed in the period incurred.

Income Taxes

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes, measured by applying currently enacted tax laws. A deferred tax asset is recognized if it is more likely than not that a benefit will be realized.

Long-Lived Assets

The Company annually evaluates the carrying value and expected period of benefit of long-lived assets in relation to results of operations. The Company deems assets to be impaired if a forecast of the undiscounted future cash flows directly related to the assets, including disposal value, if any, is less than their carrying amount. If assets are deemed to be impaired, the loss is measured as the amount by which the carrying amount of the assets exceeds their estimated fair market value.

In 2001, the Company recorded a $7.1 million impairment charge related to an abandoned facility. The facility was abandoned as a result of the reorganization of the direct sales business. The impairment charge relates to fixed asset impairments and lease obligations associated with the abandoned facility. There were no impairment charges for fiscal period 2000.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues, and expenses and the disclosure of gain and loss contingencies at the date of the consolidated financial statements. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced sale or liquidation. The amounts reported in the consolidated balance sheet for cash equivalents, trade receivables, trade payables, and long-term debt all approximate fair value.

Reclassifications

Certain reclassifications have been made to the prior period amounts to conform to the current period presentation. These reclassifications had no impact on the prior period's net loss or shareholders' equity.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires the use of purchase method of accounting for all business combinations initiated after June 30, 2001, thereby eliminating the pooling-of-interests method of accounting. SFAS No. 141 also addresses the recognition and measurement of goodwill and other intangible assets acquired in a business combination. The adoption of SFAS No. 141 by the Company will be effective December 30, 2001. The Company does not expect adoption will significantly effect its financial statements.

Upon the adoption of SFAS No. 142, goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. The Company will adopt the provisions of SFAS No. 142 effective December 30, 2001. Goodwill amortization was approximately $45.9 million for 2001. The Company anticipates that it will complete its assessment of goodwill impairment by June 2002. The impact of an impairment, if any, determined during such assessment, would be recorded as a cumulative effect of a change in accounting principle during the second quarter of 2002.

SFAS No. 143, "Accounting for Asset Retirement Obligations," addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 will be effective December 30, 2001. The Company does not expect adoption will significantly effect its financial statements.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS No. 121 but retains SFAS No. 121's fundamental provisions for (i) recognition/measurement of long-lived assets to be held and used and (ii) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 also supersedes the accounting and reporting provisions of APB 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for segments of a business to be disposed of but retains APB 30's requirement to report discontinued operations separately from continuing operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale. SFAS No. 144 will be effective December 30, 2001. The Company does not expect the adoption will significantly effect its financial statements.

3. Uncertainties:

In early 2000, a lawsuit was filed against the Company and certain other defendants, including James Halpin, the former Chief Executive Officer of the Company, on behalf of COC Services, Ltd. ("COC") alleging, among other things, breach of contract, tortious interference and conspiracy. The jury trial for this case was commenced on January 16, 2001, and concluded on February 8, 2001, with a jury verdict against the Company for $90,000,000 in actual damages and $94,500,000 in exemplary damages. The verdict also awarded actual and punitive damages in the amount of $90,000,000 and $175,000,000 against Mr. Halpin. Actual and punitive damages were also awarded against the remaining defendants. On March 15, 2001, the Company filed a motion with the trial court for judgment notwithstanding the verdict. On May 18, 2001, the trial court signed a judgement that COC take nothing from the Company or Mr. Halpin, having granted the motion for judgement notwithstanding the verdict. The trial court entered judgement against the remaining defendants. COC has appealed the take nothing judgement in favor of the Company and Mr. Halpin. The other defendants have appealed the judgement against them. The Company's management and its counsel, and Mr. Halpin and his counsel, believe that both the Company and Mr. Halpin have significant grounds for a successful defense of COC's appeal. Based on the favorable results to date, at December 29, 2001, no amount has been accrued on this matter. If the Company or Mr. Halpin are not successful in defense of their position on appeal, the Company's financial condition and results of operations could be materially and adversely affected.

4. Accounts Receivable:

	2001	2000
Accounts receivable consist of (in thousands):		
Trade accounts receivable	$ 25,027	$102,378
Excise and sales taxes receivable	-	17,613
Warranty related receivables	50,602	41,424
Other receivables	10,068	5,567
	85,697	166,982
Less- Allowance for doubtful accounts	(5,090)	(4,072)
	$ 80,607	$162,910

The Company's bad debt expense was approximately $2.1 million and $4.2 million for fiscal periods 2001 and 2000, respectively, and is included in selling general and administrative expenses in the accompanying consolidated statement of operations.

5. Property and Equipment, Net:

Property and equipment consist of (in thousands):

	2001	2000
Furniture, fixtures and equipment	$210,497	$175,008
Leasehold improvements	91,390	94,295
Land	9,720	9,720
Capital projects in progress	991	1,591
	312,598	280,614
Less- Accumulated depreciation	(100,437)	(49,550)
	$212,161	$231,064

Depreciation expense for fiscal periods 2001 and 2000, was approximately $57.0 million and $54.2 million, respectively.

6. Goodwill and Other Intangible Assets:

The Company has recorded acquisition-related goodwill and other intangible assets as follows (in thousands):

	2001	2000
Goodwill	$903,768	$932,655
Covenants not-to-compete	29,242	29,242
	933,010	961,897
Less- Accumulated amortization	(111,797)	(53,289)
	$821,213	$908,608

The reduction of goodwill is primarily related to the decrease in the tax valuation allowance of approximately $26.1 million as a result of the gain on the sale of the call center (see Note 13). The remaining decrease of approximately $2.6 million relates to the balance of goodwill associated with the call center that was sold.

Amortization expense for goodwill and covenants not-to-compete for fiscal period 2001, was approximately $45.9 million and $12.8 million, respectively. Amortization expense for goodwill and covenants not-to-compete for fiscal period 2000, was approximately $38.9 million and $14.4 million, respectively.

7. Income Taxes:

In fiscal period 2001, the income tax benefit calculated based on the statutory rate of 35% was approximately $41.4 million versus the reported income tax expense of zero. This difference relates primarily to the offsetting impact of nondeductible goodwill amortization expense and the tax provision related to the gain on the sale of the call center (see Note 13). In fiscal period 2000, the income tax benefit calculated based on the statutory rate was approximately $16.7 million versus the reported income tax expense of zero. This difference relates primarily to nondeductible goodwill amortization expense and the increase in the valuation allowance.

The tax effects of temporary differences giving rise to the net deferred income tax assets (liabilities) at December 29, 2001, are as follows (in thousands):

	Current	Noncurrent
Assets		
Accrued liabilities and other liabilities	$ 27,818	$ 15,833
Net operating losses and credits	-	100,692
Other	12,730	3,567
	40,548	120,092
Valuation allowance	(35,279)	(104,486)
Deferred income tax assets	5,269	15,606
Liabilities		
Property and equipment	-	(3,863)
Merchandise inventories	(13,968)	-
Accrued liabilities and other liabilities	(70)	(2,974)
Deferred income tax liabilities	(14,038)	(6,837)
Net deferred income tax assets (liabilities)	$ (8,769)	$ 8,769

The tax effects of temporary differences giving rise to the net deferred income tax assets (liabilities) at December 30, 2000, are as follows (in thousands):

	Current	Noncurrent
Assets		
Property and equipment	$ -	$ 6,444
Accrued liabilities and other liabilities	33,006	16,494
Net operating losses and credits	-	100,557
Other	10,623	2,824
	43,629	126,319
Valuation allowance	(37,874)	(109,656)
Deferred income tax assets	5,755	16,663
Liabilities		
Merchandise inventories	(17,621)	-
Accrued liabilities and other liabilities	-	(4,797)
Deferred income tax liabilities	(17,621)	(4,797)
Net deferred income tax assets (liabilities)	$(11,866)	$ 11,866

The Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets that may not be realized. The net operating loss carryforwards of approximately $262.8 million will begin to expire in 2019 but can be used through 2021.

In February 2000, the Company was acquired as discussed in Note 1, resulting in a change of ownership as defined by Section 382 of the Internal Revenue Code. Accordingly, utilization of the net operating loss will be subject to annual limitations of $51.9 million for fiscal years 2001 and 2000.

8. Leases:

The Company leases equipment under leases that expire at various dates through 2006. The Company operates in facilities leased under noncancelable operating leases that expire at various dates through 2019, the majority of which contain renewal options and require the Company to pay a proportionate share of common area maintenance.

At December 29, 2001, future minimum lease payments under all leases with initial or remaining noncancelable lease terms in excess of one year are as follows (in thousands):

Fiscal Year	Capital Leases	Operating Leases
2002	$2,697	$116,061
2003	2,181	102,991
2004	1,297	90,629
2005	124	85,995
2006	34	83,634
Thereafter	-	405,900
Total minimum lease payments	6,333	$885,210
Less amount representing interest	568	
Present value of minimum lease payments	5,765	
Less current portion	2,226	
Capital lease obligations due after one year	$3,539	

Rental expense, net of rental income of $3.6 million, was approximately $127.3 million for fiscal period 2001. Rental expense, net of rental income of $2.4 million, was approximately $112.7 million for fiscal period 2000.

9. Long-Term Debt:

Effective June 15, 2000, and March 28, 2002, the Company amended its secured revolving credit agreement (the "Credit Agreement") with a consortium of banks and financial institutions that provides for borrowings and letters of credit. The Credit Agreement terminates on December 31, 2002, which is after the Company's 2002 fiscal year-end of December 28, 2002; accordingly the Credit Agreement has been classified as long-term. The amended revolving credit facility is secured by the Company's inventory and accounts receivable and provides for letters of credit and borrowings of up to $350 million at the bank's base rate or LIBOR Rate plus 1.25% to 2.50% depending on the Company's leverage ratio. The Credit Agreement is subject to a borrowing base (the "Borrowing Base") that is equal to the lesser of 1.) the sum of (a) 85% of eligible accounts receivable, as defined, and (b) an amount equal to the lowest of (i) 65% of the lower of cost or market value of eligible inventory, as defined, or (ii) 85% of appraised liquidation value, as defined, of eligible inventory, less (c) outstanding letters of credit, and less (d) $50 million; or 2.) $400 million less outstanding letters of credit and less $50 million. The Borrowing Base as of December 29, 2001 is approximately $339.9 million with available credit of approximately $194.3 million. The Company had approximately $95 million outstanding on this Credit Agreement as of December 29, 2001. The Company also had approximately $50.6 million of outstanding letters of credit as of December 29, 2001 used primarily for certain trade payables. Interest expense for the Credit Agreement was approximately $10.9 million and $17.1 million for fiscal periods 2001 and 2000, respectively. Among other restrictions, the Credit Agreement requires the Company to maintain a defined minimum fixed charge coverage ratio throughout its remaining term. The Credit Agreement also limits subordinated debt, as defined, to $273.6 million. At December 29, 2001, subordinated debt was approximately $248.6 million.
The Company is in compliance with all covenants at December 29, 2001, and management expects to be in compliance with all covenants through December 28, 2002.

On August 24, 2000, the Company also entered into a three year $150 million revolving unsecured credit facility with Banco Inbursa, an affiliate of the Company's principal shareholder, at a rate determined semi-annually via six-month promissory note renewals. As of December 29, 2001, the Company had $25 million available for future borrowings under this facility. Interest expense for the Banco Inbursa credit facility was approximately $8.8 million and $4.8 million for fiscal periods 2001 and 2000, respectively.

In connection with OLDCO's acquisition of Computer City, in August 1998, the Company issued a $136 million subordinated promissory note payable to Radio Shack Corporation, formally known as Tandy Corporation (the "Seller Note"). The Seller Note bore interest at a rate of 9.48% per annum and provided for repayment in semiannual installments over a period of ten years, with the first principal payment due in December 2001. In June 2001, the Seller Note was paid off with funds received from a note issued to Banco Inbursa, an affiliate. The note payable to affiliate is approximately $123.6 million at an interest rate equal to a revolving 90-day LIBOR plus 3.25%. The Company recorded an extraordinary gain of $12.4 million, representing the difference between the Seller Note and the amount finally settled with the Radio Shack Corporation. No provision for taxes relating to the extraordinary gain has been reported as no taxes were paid because of offsetting benefits of current operating losses (see Note 7). The first principal payment is due August 2004. Interest expense for the Seller Note was approximately $10.9 million and $10.7 million for fiscal periods 2001 and 2000, respectively.

The following table summarizes the debt facilities described above (in thousands):

	2001	2000
Revolving line of credit, secured by inventory and receivables, weighted average interest of 4.25% due December 31, 2002	$ 95,000	$224,992
Subordinated revolving line of credit with affiliate, unsecured, weighted average interest of 4.51%, due August 2003	125,000	110,000
Seller Note, unsecured, interest of 9.48%, due June 2008	-	136,000
Subordinated note payable to affiliate, unsecured, interest of 5.25%, due November 2006	123,625	-
	343,625	470,992
Less- Current portion	-	-
Total long-term debt	$343,625	$470,992

The aggregate maturities of long-term debt for each of the five years subsequent to December 29, 2001, are as follows (in thousands):

2002	$ -
2003	220,000
2004	24,725
2005	49,450
2006	49,450
Thereafter	-
Total minimum debt payments	$343,625

10. Marketing Agreement:

Effective April 25, 2001, the Company entered into a marketing agreement with an internet provider in which the Company will market memberships for the provider's services at the Company's retail locations. Under this agreement, the Company received $24 million as an upfront payment, of which $10 million was designated as an advance for commissions on the sale of memberships. The $10 million is being recorded as revenue as the Company sells memberships, according to the provisions of the agreement. At December 29, 2001, the Company had recognized approximately $350,000 of revenue, and the remaining $9,650,000 is recorded in accounts payable as it is an advance and is refundable if not earned during the first year of the agreement. The remaining $14 million of the upfront payment has been recorded as deferred revenue and is being amortized into income over the life of the agreement, which is five years.

11. Employee Benefit Plans:

The Company sponsors a defined contribution profit-sharing plan (the "401(k) Plan") covering employees of the Company and its subsidiaries who are at least 21 years of age. Eligible employees may become participants as of the first day of the next calendar quarter after their hire date. The 401(k) Plan is intended to constitute a qualified profit sharing plan within the meaning of Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), which includes a qualified cash or deferred arrangement within the meaning of Code section 401(k).

Contributions to both the 401(k) Plan and the deferred compensation plan consist of employee pretax contributions determined as a percentage of each participating employee's compensation and the Company's matching contributions up to a specified limit. The Company may make additional contributions to either or both plans at the discretion of the Company's Board of Directors. The Company's expense for contributions to the 401(k) Plan and the deferred compensation plan aggregated approximately $1.1 million and $900,000 for fiscal periods 2001 and 2000, respectively.

In addition, the Company sponsors a deferred compensation plan that permits eligible officers and employees to defer a portion of their compensation. The deferred compensation, together with Company matching amounts and accumulated earnings, is accrued and funded. The deferred compensation plan asset is approximately $3.2 million and $3.0 million at December 29, 2001 and December 30, 2000, respectively, and is included in Other Assets.

12. Shareholders' Equity:

Common Stock

The Company's authorized shares ($.01 par value) consist of 105 shares of Class A Common Stock and five shares of Class B Common Stock, of which 100 and no shares are outstanding, respectively. Class A shares have voting rights and Class B shares have no voting rights. Both Class A shares and Class B shares have dividend rights. Additionally, under certain circumstances and conditions, Class B shares contain certain rights or are subject to liquidation preference, mandatory conversion to Class A shares, redemption by the Company at its sole option, and limited transferability. The ten incremental shares authorized and not currently outstanding are available for grant of stock-based incentive compensation under the following Long-Term Incentive Plan.

Long-Term Incentive Plan

The Long-Term Incentive Plan adopted by the Company in fiscal period 2000 provides for the granting of stock-based incentive compensation in the form of stock options and other incentive awards, or a combination thereof. All employees are eligible to participate in the plan. The maximum number of shares of common stock that shall be available for grant of awards under the plan shall not exceed a total of five shares of Class A Common Stock and five shares of Class B Common Stock subject to adjustment for any recapitalizations and reorganizations. Under the Long-Term Incentive Plan, stock option awards may be granted in the form of options that may be incentive stock options or nonqualified stock options, or a combination of both. These stock option awards vest and become exercisable in cumulative installments over a period of four years and expire after a period no longer than ten years. Exercise prices of incentive stock options must be equal to or greater than 100% of the fair market value of a whole or applicable fractional share of common stock on the grant date. The Board of Directors (the "Board") has discretion to determine the option periods and exercise prices of nonqualified stock options. The exercise price of nonqualified stock options shall be determined by the Board, but the exercise price shall not be less than 85% of the fair market value per whole or applicable fractional share of common stock on the grant date. Each option represents .00000108 of a share of common stock.

	Options	Weighted Average Exercise Price
Options outstanding, February 26, 2000	-	-
Options granted at $10.10	1,601,636	$10.10
Options exercised	-	-
Options canceled	2,462	10.10
Options outstanding, December 30, 2000	1,599,174	10.10
Options granted	1,612,161	6.94
Options exercised	-	-
Options canceled	266,287	9.33
Options outstanding, December 29, 2001	2,945,048	$ 8.44

As of December 29, 2001, there were 353,791 vested or exercisable options. As of December 30, 2000, there were no fully vested or exercisable options.

13. Related-Party Transactions:

Effective June 30, 2001, the Company sold assets related to its call center operations to an affiliate under common control of certain shareholders for $105 million. The call center provides contact center services, technology solutions, and business consulting. The transaction resulted in a gain of approximately $69 million, which has been recorded as a capital contribution, net of taxes of approximately $26 million, in the accompanying financial statements. The taxable gain on this transaction was offset by the Company's net operating loss carryforward, thereby reducing the tax valuation allowance. This reduction of the valuation allowance was taken against goodwill. All assets were transferred to the affiliate at the Company's carrying value.

Since this transaction, the call center operations now operate independently under the name The Telvista Company ("TTC"). The Chief Executive Officer and Chief Financial Officer of the Company are directors on the Board of TTC. The Company now purchases call center services from TTC. The Company believes these purchases are at values as favorable as those which could be obtained from an unrelated third party. Purchases for the period from the sale on June 30, 2001, to December 29, 2001, were approximately $11.5 million. Additionally, the Company performs certain administrative functions for TTC. For the period from sale to December 29, 2001, the Company incurred and billed $5.1 million of expenses related to these services to TTC. Net accounts payable to TTC was approximately $4.9 million at December 29, 2001. There are no agreements outside of the normal course of business between TTC and the Company, nor are there any guarantees on behalf of either party.

In the ordinary course of business, the Company sells products and services to other affiliates of the Company at prices that equate to amounts charged to its major customers. For fiscal periods 2001 and 2000, the Company's revenues from affiliates were approximately $10.1 million and $12.4 million, respectively. Accounts receivable from these affiliates is approximately $125,000 and $2.5 million at December 29, 2001, and December 30, 2000, respectively.

The Company has recorded borrowings of $249 million from Banco Inbursa, an affiliate (see Note 9).

14. Legal Proceedings:

The Company is involved in various legal proceedings arising during the normal course of conducting business. Except for the uncertainty described in Note 3, management believes that the resolution of these proceedings will not have any material adverse impact on the Company's consolidated financial statements of position or results of operations.

15. Commitments:

The Company has entered into an agreement with various telecommunication providers. These agreements require the Company to commit to pre-determined minimum expenditures over a calendar year period. The Company has exceeded these minimum expenditures for 2001 and 2000. The Company has committed to $11.5 million in 2002 expenditures.

ANNEX IV

Translation of financial statements originally issued in Spanish

Grupo Carso, S.A. de C.V. and Subsidiaries

Consolidated financial statements as of December 31, 2001 and 2000
Expressed in thousands of Mexican pesos with purchasing power
as of December 31, 2001

Together with auditors' report

Translation of a report originally issued in Spanish
(See Note 1 to the financial statements)

To the Stockholders of
Grupo Carso, S.A. de C.V.,

We have audited the accompanying consolidated balance sheets of GRUPO CARSO, S.A. DE C.V. AND SUBSIDIARIES as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of certain consolidated subsidiaries, which reflect total assets and net revenues of approximately 37% and 35% in 2001, and 36% and 24% in 2000, respectively, of the consolidated totals, were audited by other auditors whose reports have been furnished to us. Our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that the audit be planned and performed to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

As explained in Notes 3 and 5, during the General Extraordinary Stockholders' Meeting held on November 21, 2001, the stockholders approved the partial spin-off of the Company, resulting in the incorporation of U.S. Commercial Corp., S.A. de C.V. as the new company, whose most significant asset is represented by the investment in shares of Sanborns, LLC and Subsidiary (CompUSA, Inc.), with effects as of November 29, 2001. The financial statements as of December 31, 2000 have been restated to present the assets, liabilities and results of the new company under one line item, for comparison purposes.

In our opinion, based on our audits and the reports of other auditors referred to in the first paragraph, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Grupo Carso, S.A. de C.V. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations, the changes in their stockholders' equity and the changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

March 15, 2002

Translation of financial statements originally issued in Spanish
Grupo Carso, S.A. de C.V. and Subsidiaries

Consolidated balance sheets as of December 31, 2001 and 2000
Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

Assets

	2001	2000
Current assets:		
Cash and marketable securities	$ 3,766,926	$ 4,589,314
Accounts receivable, net	9,472,898	9,901,086
Inventories, net	9,708,572	10,567,630
Guarantee of discounted portfolio	333,605	558,725
Prepaid expenses	198,329	142,691
Current assets of the spinoff operation	-	8,981,033
Total current assets	23,480,330	34,740,479
Long-term accounts receivable	95,634	148,958
Investment in shares of associated companies and un-consolidated real estate trust	2,466,903	2,405,420
Property, plant and equipment, net	33,577,516	34,148,345
Concession titles, net	2,182,668	2,230,208
Other assets, net	2,785,791	3,126,232

Liabilities and stockholders' equity

	2001	2000
Current liabilities:		
Bank loans and current portion of long-term debt	$ 10,502,763	$ 15,437,413
Accounts payable to suppliers	4,404,903	4,642,983
Contingent liability for discounted portfolio	70,000	208,800
Related parties	199,796	490,675
Other accounts payable and accrued liabilities	2,766,630	2,025,096
Taxes on processed tobacco	653,017	538,390
Income taxes, asset taxes and employee profit sharing	538,741	273,026
Current liabilities of the spinoff operation	-	7,128,309
Total current liabilities	19,135,850	30,744,692
Long-term debt	11,425,033	9,409,396
Long-term taxes payable	9,190,112	8,996,923
Deferred income and negative goodwill, net	165,832	583,017
Non-current liabilities of the spinoff operation	-	4,805,581
Total liabilities	39,916,827	54,539,609
Stockholders' equity:		
Capital stock	5,242,590	6,995,056
Additional paid-in capital	1,675,246	2,233,648
Reserve for repurchase of own shares	2,162,805	2,962,157
Surplus paid by minority interest	-	281,550
Retained earnings	44,478,792	43,681,332
Cumulative effect of deferred income taxes	(6,485,359)	(6,485,359)
Cumulative effect of restatement	(27,203,145)	(25,557,565)
Total majority stockholders' equity	19,870,929	24,110,819
Minority interest	4,801,086	9,903,861
Total stockholders' equity	24,672,015	34,014,680
	$ 64,588,842	$ 88,554,289

Translation of financial statements originally issued in Spanish
Grupo Carso, S.A. de C.V. and Subsidiaries

Consolidated statements of income
For the years ended December 31, 2001 and 2000
Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001 (except share data)

	2001	2000
Net sales	$ 51,376,462	$ 51,950,088
Cost of sales	33,975,277	35,580,076
Gross profit	15,401,185	15,370,012
Selling and administrative expenses	7,452,921	7,272,486
Operating income	7,948,264	8,097,526
Comprehensive result of financing:		
Interest income	1,245,965	2,130,261
Interest expense	(4,370,447)	(5,576,639)
Exchange loss, net	(151,856)	(13,652)
Gain from monetary position	855,757	1,844,588
	(2,420,581)	(1,615,442)
Other income (expenses), net	158,741	(115,620)
Amortization of goodwill and negative goodwill, net	(17,662)	(37,655)
Special item	(26,965)	(107,122)
Income before provisions	5,641,797	6,221,687
Provisions for:		
Income taxes	2,329,122	2,696,021
Employee profit sharing	482,453	336,581
Income before equity in results of associated companies and unconsolidated real estate trust	2,830,222	3,189,085
Equity in results of associated companies and unconsolidated real estate trust	530,915	577,294
Income before loss from spinoff operations	3,361,137	3,766,379

Translation of financial statements originally issued in Spanish
Grupo Carso, S.A. de C.V. and Subsidiaries

Consolidated statements of income
For the years ended December 31, 2001 and 2000
Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001 (except share data)

	2001	2000
Loss from spinoff operations, net of income taxes	(237,738)	(654,222)
Net income for the year	$ 3,123,399	$ 3,112,157
Net income applicable to:		
Majority interest	$ 2,484,074	$ 2,710,847
Minority interest	639,325	401,310
Net income for the year	$ 3,123,399	$ 3,112,157
Basic earnings per ordinary share	$ 2.79	$ 3.02
Loss per share from spinoff operations	$ (0.27)	$ (0.73)
Weighted average number of outstanding shares (000´s)	890,566	898,167

The accompanying notes are an integral part of these consolidated statements.

Translation of financial statements originally issued in Spanish
Grupo Carso, S.A. de C.V. and Subsidiaries

Consolidated statements of stockholders' equity -
For the years ended December 31, 2001 and 2000
Expressed in thousands of Mexican pesos with purchasing power as December 31, 2001

	Capital Stock		Additional Paid-in Capital	Reserve for Repurchase of Own Shares	Surplus Paid by Minority Interest	Retained Earnings	Cumulative Effect of Deferred Income Taxes	Cumulative Effect of Restatement	Minority Interest	Total Stockholders' Equity
	Historical	Restatement								
Balances as of December 31, 1999	$ 1,375,18?	$ 5,627,711	$ 2,248,178	$ 1,309,089	$ -	$ 42,731,087	$ -	$ (24,436,601	$ 7,362,808	$ 36,217,461
Cumulative initial effect of deferred income taxes	-	-	-	-	-	-	(6,485,359)	-	(1,359,618)	(7,844,977)
Repurchase of own shares	(19,933)	(1,697)	-	(375,884)	-	-	-	-	-	(397,514)
Reissuance of own shares	10,001	3,785	(14,530)	268,350	-	-	-	-	-	267,606
Increase in reserve for repurchase of own shares	-	-	-	1,760,602	-	(1,760,602)	-	-	-	-
Capital stock contribution and surplus paid by minority interest	-	-	-	-	281,550	-	-	-	4,437,345	4,718,895
Dividends paid to subsidiaries' minority interest	-	-	-	-	-	-	-	-	(324,022)	(324,022)
Balances before comprehensive income	1,365,257	5,629,799	2,233,648	2,962,157	281,550	40,970,485	(6,485,359)	(24,436,601)	10,116,513	32,637,449
Translation effect for the year	-	-	-	-	-	-	-	38,709	(12,644)	26,065

Translation of financial statements originally issued in Spanish
Grupo Carso, S.A. de C.V. and Subsidiaries

Consolidated statements of changes in financial position
For the years ended December 31, 2001 and 2000
Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

	2001	2000
Operating activities:		
Income before loss spinoff operations	$ 3,361,137	$ 3,766,379
Add (deduct)-		
Items in results which did not require (generate) funds-		
Depreciation and amortization	1,858,678	1,980,253
Amortization of goodwill and negative goodwill	17,662	37,655
Deferred income taxes and employee profit sharing	581,667	1,288,086
Long-term taxes payable	(122,968)	247,966
Equity in results of associated companies and unconsolidated real estate trust, net of dividends received	(401,395)	(132,581)
Special item	26,965	107,122
Employee severance benefits	57,816	28,977
Loss from spinoff operations, net of income taxes	(237,738)	(654,222)
Items related to investing activities-		
Gain from sale of long-term investment in shares	(26,805)	-
Loss on sale of property, plant and equipment	12,578	107,670
Net resources obtained from results	5,127,597	6,777,305
Net changes in working capital, except treasury	(800,789)	(1,979,183)
Net resources generated by operating activities	4,326,808	4,798,122
Financing activities:		
Net (decrease) increase in bank loans and long-term debt, in real terms	(1,871,829)	632,888
Net amortization of bank loans and long-term debt, in constant Mexican pesos	(1,047,184)	(2,169,567)
Reissuance of own shares	-	267,606
Repurchase of own shares	(83,498)	(397,514)
Dividends paid to subsidiaries' minority interest	(352,686)	(324,022)
Net resources applied to financing activities	(3,355,197)	(1,990,609)
Investing activities:		
Additions to property, plant and equipment, less net book value of retirements	(1,966,541)	(1,457,455)
(Increase) decrease in investment in shares of associated companies and unconsolidated real estate trust	(535,884)	639,022
Other assets	(112,426)	(82,204)
Net resourses applied to investing activities	(2,614,851)	(900,637)
Net changes in assets, liabilities and stockholders' equity of the spinoff operations, including restatement effect	820,852	(4,553,756)
Net decrease in cash and marketable securities	(822,388)	(2,646,880)
Cash and marketable securities:		
At beginning of the year	4,589,314	7,236,194
At end of the year	$ 3,766,926	$ 4,589,314

The accompanying notes are an integral part of these consolidated statements.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

1 Explanation added for translation into English:

The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico. These financial statements are presented on the basis of accounting principles generally accepted in Mexico (Mexican GAAP). Certain accounting practices applied by the Company that conform with Mexican GAAP may not conform with the accounting principles generally accepted in the country of use.

2 Activities:

Grupo Carso, S.A. de C.V. ("CARSO" or the "Company") is the holding company of a group of companies whose primary activities are carried out in the following industries: tobacco; mining and metallurgical; hospitality; manufacturing and sale of automotive parts; operation of department stores; retail stores carrying gifts; music stores; restaurants and bakeries; baking and sale of bread and cakes; railway cargo services; manufacturing and sale of copper and copper alloy by-products; manufacturing and sale of aluminum ingots, sheets, foil and other aluminum by-products; manufacturing of telecommunication cables and electric wires; manufacturing and sale of ceramic tiles and management of shopping malls.

3 Basis of consolidation, acquisition and spin-off of subsidiaries:

Basis of consolidation-

The accompanying consolidated financial statements include the financial statements of CARSO and those of the subsidiaries over whose management CARSO exercises control, the most important of which are:

Company	Ownership %
Grupo Calinda, S.A. de C.V. and Subsidiaries (Calinda)	100.00
Grupo Sanborns, S.A. de C.V. and Subsidiaries (Sanborns)	79.76
Empresas Frisco, S.A. de C.V. and Subsidiaries (Frisco)	99.61
Grupo Condumex, S.A. de C.V. and Subsidiaries (Condumex)	99.54
Industrias Nacobre, S.A. de C.V. and Subsidiaries (Nacobre)	99.89
Porcelanite, S.A. de C.V. and Subsidiaries (Porcelanite)	99.93
Cigarros la Tabacalera Mexicana, S.A. de C.V. and Subsidiary (CIGATAM)	50.01
Galas de México, S.A. de C.V. (GALAS)	80.51
Artes Gráficas Unidas, S.A. de C.V. (AGUSA)	68.19
Carso, LLC	100.00

The equity in the results and changes in equity of subsidiaries and associated companies acquired or sold during the year are included in the financial statements from or up to the date of the transactions, restated in terms of Mexican pesos with purchasing power as of yearend.

All significant intercompany balances and transactions have been eliminated in consolidation.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

Acquisition of subsidiaries-

In March 2000, Sanborns acquired through Sanborns LLC 51% of the common stock of CompUSA Inc., a company incorporated in the United States that operates retail stores specializing in personal computers, software, related accessory products and services in the United States.

Spin-off-

During the General Extraordinary Stockholders' Meeting held on November 21, 2001, the stockholders approved the partial spinoff of the Company resulting in the incorporation of U.S. Commercial Corp., S.A de C.V. ("US Commercial") as the new company, whose most significant asset is represented by the investment in shares of Sanborns LLC, which includes 51% of the shares of CompUSA Inc. with effects as of November 29, 2001 (see Note 5).

4 Significant accounting policies:

The financial statements were prepared in conformity with Mexican GAAP, which require that management make certain estimates and use certain assumptions to determine the valuation of some of the items included in the financial statements and make the required disclosures therein. While the estimates and assumptions used may differ from their final effect, management believes that they were adequate under the circumstances. A summary of the significant accounting policies is as follows:

(a) Change in accounting policies-

Beginning January 1, 2001, the companies adopted the regulations of the new bulletin C-2, "Financial Instruments", issued by the Mexican Institute of Public Accountants. Bulletin C-2 establishes the methodology for valuing and recording financial instruments. Consequently, the valuation effects of the contracted financial instruments were recorded as assets, affecting the comprehensive result of financing (see Note 21).

(b) Translation of financial statements-

The financial statements of foreign subsidiaries whose operations are an integral part of the Mexican companies are translated as follows: monetary items at the exchange rate at yearend; nonmonetary assets and stockholders' equity at the exchange rate at the date the transactions occurred or were generated. The resulting Mexican peso amounts are restated using factors derived from the National Consumer Price Index (NCPI).

Since March 2000 and up to November 28, 2001, the financial statements of Sanborns LLC and Subsidiary (CompUSA Inc.), a Sanborns subsidiary located in the United States, considered a "foreign entity", were stated in U.S. dollars and translated into Mexican pesos at the exchange rate in effect as of the date the foreign entity was maintained, in conformity with Bulletin B-15, "Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations", issued by the Mexican Institute of Public Accountants (see Note 5).

The assets and liabilities of the spinoff operations as of December 31, 2000, were restated to currency as of December 31, 2001, by applying the NCPI, instead of the guidelines established by Bulletin B-15. The corresponding effects are included under the result from holding nonmonetary assets of 2001, instead of under this same item of 2000.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

Continental Tire North America, Inc. a foreign associated company (19.40% ownership) is recorded under the equity method. Since this company is a "foreign entity", its financial statements should follow the translation guidelines mentioned in Bulletin B-15 as described above. However, such financial statements do not present a restatement for inflation, but are translated into Mexican pesos using the exchange rate at yearend. The effect from not following Bulletin B-15 comprehensively in order to restate this investment is not significant.

(c) Recognition of the effects of inflation in the financial information-

The companies restate all of their financial statements in terms of the purchasing power of the Mexican peso as of the end of the latest period, thereby comprehensively recognizing the effects of inflation. Accordingly, the financial statements of the prior year have been restated in terms of Mexican pesos of the December 31, 2000. The prior year amounts presented herein differ from those originally reported in terms of Mexican pesos of the corresponding year. Consequently, all financial statement amounts are comparable, both for the current and the prior year, since all are stated in terms of Mexican pesos of the same purchasing power.

The inflation rates for the countries in which the companies operate are as follows:

	%	
	2001	2000
USA	1.55	3.39
Mexico	4.40	8.96

In order to recognize the effects of inflation in terms of Mexican pesos with purchasing power as of yearend, the procedures are as follows:

– *Balance sheet:*

Inventories are restated to their net replacement cost, which does not exceed realizable value.

Property, plant and equipment are originally recorded at their acquisition and/or construction cost. Property, plant and equipment of domestic origin are restated using factors derived from the NCPI, and the imported machinery and equipment are restated in the currency of origin based on the inflation of the country of origin and the current exchange rate.

Depreciation is calculated on restated values and based on the estimated economic useful lives of the assets.

The concession titles obtained by Ferrosur, S.A. de C.V. (Ferrosur), a Frisco subsidiary, are recorded at their award cost, restated based on the NCPI, and amortized over the 50-year term of the concession, using the straight-line method.

Goodwill and negative goodwill are restated using a factor derived from the NCPI from the date of contribution or generation.

Stockholders' equity and other nonmonetary items are restated using a factor derived from the NCPI from the date of contribution or generation.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

– *Statement of income:*

Revenues and expenses, which are associated with a monetary item, are restated from the month in which they arise through yearend, based on factors derived from the NCPI.

The costs and expenses associated with nonmonetary items are restated as follows:

- The cost of sales is restated based on replacement costs, as a function of the restatement of the inventory being consumed or sold.
- As stated above, depreciation is calculated on the restated value of property, plant and equipment.
- Those expenses and income associated with the other nonmonetary items are restated through yearend, as a function of the nonmonetary assets consumed or sold.

The gain or loss from monetary position, which represents the erosion of the purchasing power of monetary items caused by inflation, is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI, and is restated through yearend with the corresponding factor.

– *Other statements:*

The cumulative effect of restatement presented in the statement of stockholders' equity is comprised mainly of the gain or loss resulting from holding nonmonetary assets, which represents the change in the specific price level of inventories and machinery and equipment of foreign origin and their effect on the results of operations as compared to the change in the NCPI.

The statement of changes in financial position presents the changes in constant Mexican pesos, according to the financial position at the prior yearend, restated to Mexican pesos as of the most recent yearend.

(d) Marketable securities-

Marketable securities are primarily bank acceptances, bank funds, short-term variable-rate and debt investment fund shares valued at market (cost plus accrued interest).

(e) Investment in shares of associated companies and unconsolidated real estate trust-

The main investments in shares of associated companies and unconsolidated real estate trust are as follows:

	%	
	2001	2000
Grupo Comercial Gomo, S.A. de C.V.	22.877	20.591
Centro Comercial Plaza Satélite (Trust fund F-7278 Bancomer, S.A.)	37.390	37.282
Continental Tire North America, Inc.	19.400	19.400
Philip Morris México, S.A. de C.V.	49.995	49.995
Grupo Primex, S.A. de C.V.	39.815	39.815

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

At December 31, 2001 and 2000, the investment in shares of associated companies (except for Continental Tire North America, Inc. mentioned above) and the unconsolidated real estate trust, are recorded under the equity method based on the restated stockholders' equity of the associated companies and the restated equity of the trust.

(f) Goodwill and negative goodwill-

Goodwill and negative goodwill represent the difference between the acquisition price and/or the amount contributed to capital stock of new businesses and the book value of such stock, as of the date of acquisition and/or contribution. Goodwill and negative goodwill are amortized over the term management estimates that additional benefits from such investments will be realized, which is 10 years for goodwill and 5 years for negative goodwill. The amount of goodwill amortized in 2001 and 2000 was $389,082 and $395,530, respectively. The amount of negative goodwill amortized in 2001 and 2000 was $371,420 and $357,875, respectively.

At December 31, 2001, goodwill of $1,413,851 is represented by the acquisition of the shares of Condumex, Sanborns, Frisco, Porcelanite and Continental Tire North America, Inc., which is shown under other assets in the balance sheets. Negative goodwill is represented mainly by the acquisition of the shares of Sears Roebuck de México, S.A. de C.V. (Sears México) and amounts to $163,910.

Goodwill or negative goodwill arising from the purchase of shares of subsidiaries or associated companies already part of the Group is amortized at the time the shares are acquired.

(g) Income taxes and employee profit sharing-

The Companies records the deferred asset or liability effect of income and asset taxes as a long-term asset or liability based on the cumulative effect of temporary differences between the asset and liability amounts for book and tax purposes as of the balance sheet date, and using the tax rate estimated to be applicable at the time of reversal. The deferred employee profit sharing is calculated considering the temporary differences originating during the year that are likely to generate a future liability or benefit. The deferred income tax effect as of December 31, 2001 and 2000 represented a long-term liability of $8,814,167 (net of $6,049 corresponding to a deferred employee profit sharing asset included in other assets) and $8,748,957, respectively, and the provisions to reflect the deferred effects of the year amounted to $581,667 and $1,288,086, respectively.

(h) Employee benefits-

According to the Federal Labor Law, most subsidiaries are liable for severance payments and seniority premiums to employees terminating under certain circumstances.

Some subsidiaries record the liabilities from seniority premiums, pensions and retirement payments as they accrue, using actuarial calculations based on the projected unit credit method, using real interest rates.

Some subsidiaries have covered 100% of their projected benefit obligations through a trust fund. The subsidiaries that have not covered such obligation have recorded a liability, which at present value, will cover the projected benefit obligation at the estimated retirement date of their personnel.

Indemnity payments are charged to results in the period in which they are made.

(i) Revenue recognition-

Revenues from sales are recognized when the products are shipped or delivered or when services are rendered to the client and the client assumes responsibility for the products.

(j) Comprehensive result of financing-

The comprehensive result of financing includes all financial revenues and expenses, such as interest income and expense, exchange gains and losses and gains or losses from monetary position and the effects of valuation of financial instruments, as they occur or accrue.

Transactions in foreign currency are recorded at the exchange rate as of the date of the transaction, and assets and liabilities in foreign currency are adjusted to the exchange rate as of yearend, affecting income as part of the comprehensive result of financing.

(k) Earnings (loss) per share-

Basic earnings per ordinary share for each period were calculated by dividing majority net income by the weighted average number of shares outstanding during the year.

The loss per share of spinoff operations has been determined by dividing this item by the corresponding number of shares determined as mentioned above.

(l) Comprehensive income-

Comprehensive income is comprised of the net income for the year plus any gains or losses that according to specific regulations are presented directly in the statement of stockholders' equity, such as the restatement and translation effects for the year.

(m) Financial instruments-

Financial instruments that have been designated and that function effectively as hedging against the effects of certain risks of other financial instruments will affect the assets or liabilities or the transactions or the corresponding risks when they are realized, settled or occur, respectively. The majority of financial instruments contracted for these purposes are valued at market and affect the comprehensive result of financing in each accounting period. Long-term debt contracted to finance the Company's operations is maintained at its nominal value, recording the corresponding interest separately.

5 Spinoff operation:

On November 29, 2001, the stockholders of Carso approved the spinoff of the segment of stores specialized in personal computers, software, accessories and services in the United States. As a consequence of the spinoff, US Commercial was incorporated as a Mexican company, independent from Carso, to which certain assets, liabilities and equity related to these operations were transferred.

In the spinoff, each stockholder of Carso became a stockholder of US Commercial and consequently, the same group of stockholders controls both companies. The relationship between Carso and US Commercial will be limited to agreements related to the spinoff.

The assets and liabilities of the spinoff operations were transferred to US Commercial at book value. The amount of stockholders' equity transferred to US Commercial in the spinoff represents the difference between the transferred assets and liabilities and was accounted for as a reduction in stockholders' equity of Carso at the time of the spinoff.

In the accompanying financial statements, the assets and liabilities of the new company were presented under current and noncurrent assets and liabilities of the spinoff operations, and the revenues and expenses of this entity are included in the statement of income under loss from spinoff operations, net of income taxes. The figures of the 2000 financial statements and those at November 29, 2001 and the related notes were restated in order to present the assets, liabilities, revenues, costs and expenses of the continuing operations of Carso separate from the spinoff.

Below is a summary of the financial position and results of operations of Sanborns LLC and subsidiary (CompUSA Inc.) as of December 31, 2000 and for the eleven months ended November 30, 2001 and the ten months ended December 31, 2000.

Sanborns LLC and Subsidiary

Consolidated condensed balance sheet as of December 31, 2000
Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

Assets	
Current assets	$ 8,981,033
Investment in shares of associated companies	9,875
Property, plant and equipment, net	2,372,548
Other assets, net	9,372,224
	$ 20,735,680
Liabilities and stockholders' equity	
Current liabilities	$ 7,128,309
Long-term debt	4,720,323
Deferred income and negative goodwill, net	85,258
Total liabilities	11,933,890
Majority stockholders' equity	4,543,378
Minority interest	4,258,412
Total stockholders' equity	8,801,790
	$ 20,735,680

Sanborns LLC and Subsidiary

Consolidated condensed statements of loss
For the eleven months ended November 30, 2001 and the ten months ended December 31, 2000
Expressed in thousands of Mexican pesos with purchasing power as of November 30, 2001

	Eleven Months Ended November 30, 2001	Ten Months Ended December 31, 2000
Net sales	$ 34,520,792	$ 41,008,485
Cost of sales	(27,819,070)	(33,113,336)
Operating expenses	(6,909,641)	(7,666,355)
Comprehensive result of financing	(183,424)	(316,597)
Other expenses, net	(529,958)	(534,037)
Provision for income taxes	(400)	(461)
Income (loss) from discontinued operations	565,888	(31,921)
Extraordinary income	118,075	-
Net loss for the period	$ (237,738)	$ (654,222)
Net loss applicable to:		
Majority interest	$ (120,834)	$ (403,681)
Minority interest	(116,904)	(250,541)
Net loss for the period	$ (237,738)	$ (654,222)

6 Reclassification of prior year financial statements:

Certain amounts in the financial statements as of December 31, 2000 have been reclassified in order to conform to the presentation of the financial statements as of December 31, 2001.

7 Foreign currency transactions and position:

At December 31, 2001 and 2000, the peso/dollar exchange rates were $9.1423 and $9.5997, respectively, and the assets and liabilities in foreign currency of the Mexican companies were as follows:

	Thousands of U.S. Dollars	
	2001	2000
Assets-		
Current	421,999	605,842
Liabilities -		
Current	(680,983)	(767,724)
Long-term	(527,875)	(760,091)
	(1,208,858)	(1,527,815)
Net foreign currency denominated liabilities	(786,859)	(921,973)
Equivalent in thousands of Mexican pesos	$ 7,193,701	$ (8,850,664)

The Mexican companies had the following significant transactions in foreign currency:

	Thousands of U.S. Dollars	
	2001	2000
Sales	514,986	619,914
Interest income	154	780
Other income	3,375	-
Purchases	(751,561)	(949,612)
Interest expense	(66,125)	(56,350)
Technical assistance	(361)	(5,650)
Royalties	(1,246)	(1,112)
Equipment maintenance expenses	(34,034)	(66,419)
	(334,812)	(458,449)
Equivalent in thousands of Mexican pesos	$ (3,127,445)	$ (4,459,313)

At March 15, 2002, the unaudited foreign currency position was similar to that at yearend and the exchange rate was $9.0929 Mexican pesos per U.S. dollar.

8 Accounts receivable:

	2001	2000
Trade	$ 9,522,096	$ 9,977,279
Sundry debtors	1,046,785	931,966
	10,568,881	10,909,245
Less-		
Allowance for doubtful accounts	(189,882)	(229,757)
Discounted portfolio	(2,636,051)	(2,100,395)
	7,742,948	8,579,093
Recoverable taxes	1,180,073	680,492
US dollar foreign currency forwards, net	3,858	56,260
Related parties	546,019	585,241
	$ 9,472,898	$ 9,901,086

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

Sears Mexico entered into an agreement with Banco Inbursa, S.A. (Inbursa), a related party, whereby it establishes that Inbursa is willing to acquire, at a discount, promissory notes signed by individuals, derived from installment sales that take place at the subsidiary's different establishments. The maximum amount of the discount is $3,000,000, net of the percentage guarantee. The amount available for discount is variable.

This contract expires on October 30, 2002. Sears Mexico agrees to be jointly liable for the customers' debt during the term of the contract, up to $70,000 and is obligated to pay Inbursa a discount rate of TIIE plus 1% on the unpaid amount of the promissory notes discounted through their maturity date.

9 Inventories:

	2001	2000
Raw materials	$ 2,297,123	$ 3,600,236
Work-in-process	1,127,521	296,203
Finished products	1,842,406	1,777,261
Retail stores	3,396,256	3,404,492
Merchandise-in-transit and advances to suppliers	489,184	623,523
Spare parts and other	728,196	1,021,066
	9,880,686	10,722,781
Less- Reserve for slow-moving inventories and other	(172,114)	(155,151)
	$ 9,708,572	$ 10,567,630

10 Property, plant and equipment:

	2001	2000
Buildings and leasehold improvements	$ 16,765,032	$ 16,323,091
Machinery and equipment	28,993,087	29,194,100
Transportation equipment	1,031,316	1,033,310
Furniture and fixtures	1,927,152	2,101,802
Computer equipment	1,235,845	1,179,435
Other equipment	32,198	33,239
	49,984,630	49,864,977
Less- Accumulated depreciation	(25,348,417)	(25,144,864)
	24,636,213	24,720,113
Land	7,029,534	6,977,231
Construction-in-progress	1,911,769	2,451,001
	$ 33,577,516	$ 34,148,345

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

11 Concession titles:

Ferrosur has concession titles of the Via Troncal del Sureste effective for 50 years, beginning on December 18, 1998, renewable for an equal period, under certain circumstances, as well as exclusive rights to render cargo transportation services during a period of 30 years, except for haulage rights and rights-of-way. Upon termination of this concession, for any reason, the railroad and the assets will be returned to the Government in good operating conditions in conformity with the corresponding official rules and at no cost to the Federal Government.

12 Related-party balances:

The net balances with related parties (excluding financial transactions with Grupo Financiero Inbursa S.A. and trade operations with Teléfonos de México S.A. de C.V.) are as follows:

	2001	2000
Receivables-		
Sinergía, Soluciones Integrales de Energía, S.A. de C.V.	$ 357,313	$ 556,133
Sears Roebuck & Co.	3,449	2,654
Philip Morris México, S.A. de C.V.	159,436	-
Other	25,821	26,454
	$ 546,019	$ 585,241
Payables-		
Sears International Marketing, Inc.	$ 96,096	$ 64,931
Inversora Bursátil, S.A. de C.V.	-	127,620
Banco Inbursa, S.A.	-	83,120
Radiomóvil DIPSA, S.A. de C.V.	13,635	-
Cablevisión, S.A. de C.V.	10,149	-
Philip Morris México, S.A. de C.V.	68,487	203,805
Other	11,429	11,109
	$ 199,796	$ 490,675

13 Tax environment:

In Mexico-

Income and asset tax regulations:

The companies established in Mexico are subject to income and asset taxes. Income taxes are computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values and the deduction of purchases in place of cost of sales, which permit the deduction of current costs, and taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the result from monetary position. Until December 31, 2001, the income tax rate was 35%, with the obligation to pay this tax each year at a rate of 30% and with the remainder payable upon distribution of earnings. This remainder is recorded as a long-term liability.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

As of 2002, the option to defer a portion of the income tax payment until dividends were distributed is eliminated. The income tax rates will be 35% in 2002, 34% in 2003, 33% in 2004 and 32% beginning in 2005.

Asset taxes are computed at an annual rate of 1.8% on the average of the majority of restated assets less certain liabilities, and the tax is paid only to the extent that it exceeds the income taxes of the period. Any required payment of asset taxes is creditable against the excess of income taxes over asset taxes of the preceding three and following ten years.

Tax consolidation:

Carso is authorized by the Secretariat of Finance and Public Credit to file a consolidated income tax and asset tax return that excludes its foreign subsidiaries.

Book and taxable income-

The provision for income taxes is determined based on the amount payable per the consolidated taxable income that only includes the Mexican subsidiaries. The principal differences between book and taxable income are the inflationary component, the deduction of purchases in place of cost of sales, the effect of installment sales, the difference between book and tax depreciation, the gain or loss from monetary position and the restatement of short-term investments to market value.

Employee profit sharing-

Employee profit sharing is determined based on the taxable income of each Mexican operating company and excludes inflationary component effects, and tax depreciation is based on historical rather than restated values.

Tax loss carryforwards and recoverable asset taxes-

At December 31, 2001, Carso had tax loss carryforwards for income tax purposes and recoverable asset taxes, which will be indexed for inflation through the year applied or recovered, in the following restated amounts:

Expiration Date	Tax Loss Carryforwards	Recoverable Asset Taxes
2002	$ 166	$ -
2003	1,612	-
2004	28,634	25
2005	713,922	105
2006	490,560	478
2007	164,990	804
2008	1,298,805	1,399
2009	112,213	336
2010	264,221	16,892
2011	1,069,425	120,630
	$ 4,144,548	$ 140,669

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

In the U.S.A-

Foreign subsidiaries compute their income taxes based on their individual taxable income and in accordance with the specific tax regulations of the U.S.A. The provisions for income taxes of foreign subsidiaries are not significant.

Deferred taxes-

The tax effects of the temporary differences giving rise to a deferred tax (asset) liability, in accordance with Bulletin D-4 are as follows:

	2001	2000
Temporary investments	$ 343,978	$ 475,702
Accounts receivable from installment sales	1,110,407	980,196
Inventories	2,935,904	4,114,430
Property, plant and equipment	5,325,723	5,620,698
Investment in real estate trust	157,868	126,734
Amortized goodwill	532,649	425,017
Translation effect	61,292	(33,268)
Complementary asset and liability reserves	(346,448)	(316,291)
Loss on sale of shares	(201,065)	(185,712)
Tax loss carryforwards	(1,413,571)	(1,951,864)
Recoverable asset taxes	(140,669)	(637,847)
Estimated income	157,597	258,793
Advances from customers	(81,529)	(201,902)
Other	(67,400)	49,007
Add- Reserve for tax loss carryforwards and asset taxes	445,480	-
Deferred income taxes	8,820,216	8,723,693
Deferred employee profit sharing	(6,049)	25,264
Deferred income tax and employee profit sharing	$ 8,814,167	$ 8,748,957

Provisions-

The income taxes and employee profit sharing provisions are as follows:

	2001	2000
Income tax for the year	$ 1,682,089	$ 1,407,929
Deferred income taxes	647,033	1,245,274
Employee profit sharing for the year	547,819	336,581
Deferred employee profit sharing	(65,366)	42,818
	$ 2,811,575	$ 3,032,602

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

14 Long-term debt:

At December 31, 2001, long-term debt is as follows:

Syndicated loans	$ 7,989,338
Direct long-term loans	6,289,524
Other long-term loans	1,018,759
	15,297,621
Less- Current portion	(3,872,588)
	$ 11,425,033

Maturity dates of long-term debt as of December 31, 2001 are follows:

2003	$ 5,572,525
2004	3,619,952
2005	1,249,261
2006 and thereafter	982,935
	$ 11,425,033

Syndicated loans-

On December 13, 2000, certain subsidiaries entered into a credit and guarantee contract (syndicated loan) in the amount of US$370 million with The Chase Manhattan Bank as managing agent and Grupo Carso, S.A. de C.V. as the guarantor. The loan will be payable in three semiannual installments beginning on December 13, 2002.

On September 5, 1997, certain subsidiaries entered into a credit and guarantee contract (syndicated loan) in the amount of US$350 million, of which at December 31, 2001, there were only two installments pending payment in February and August 2002 for US$140 million. Bank of America National Trust and Savings Association participated as the managing agent and Grupo Carso, S.A. de C.V. as the guarantor.

On May 8, 2001, Condumex entered into a syndicated loan contract in the amount of US$175 million with Citibank N.A. as the managing agent. The loan will be payable in quarterly increasing installments from July 2002 to October 2003.

The three syndicated loan contracts in US dollars establish a series of positive and negative covenants for the borrowing companies, including compliance with certain minimum consolidated financial ratios, which to date have been complied with.

Interest rates fluctuate from LIBOR + 0.70% to LIBOR + 1.375% depending on the term and the situation of the financial markets at the time the loans were contracted.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

On August 31, 2001, Sanborns contracted a syndicated loan in the amount of $1,800 million Mexican pesos with BBVA Bancomer, S.A. as the agent bank. The loan will be payable in six semiannual installments from February 27, 2004 to August 2006, at an annual rate calculated at the TIIE plus a margin applicable based on Grupo Carso's debt to equity ratio.

Direct loans-

Different subsidiaries of Grupo Carso have contracted direct loans at terms of 3, 4, 5, 8 and 9 years in Mexican pesos, US dollars and Euros, with financial entities such as Banco Inbursa S.A., Citibank N.A., GE Capital, Banco Santander Central Hispano and Deutsche Bank, at variable rates with a spread over the TIIE or LIBOR. Some of these loans establish grace periods for the payment of principal, but in all cases, interest is paid quarterly or semiannually.

Other long-term loans-

Some subsidiaries contracted loans guaranteed by the Eximbank of the US or its equivalent in other countries for the acquisition of machinery and equipment. These loans are mostly contracted in US dollars at preferential variable rates ranging from 2.02% to 6.14%, payable in 5 years with semiannual amortizations and with no grace periods for principal. These loans have been contracted with Banco Inbursa S.A., Société Générale, Bank of America N.A., Citibank N.A., Standard Chartered Bank, Allfirst Bank, Hypo Vereins Bank and PNC Bank, among others.

Some subsidiaries contracted preferential loans with governmental entities (Spain and Brazil), as well as private entities for fixed asset investment projects or working capital, at terms ranging from 5 to 20 years and interest from 0% to 2.66%.

Some subsidiaries contracted financial leases or long-term loans in domestic or foreign currencies with non-banking entities for the acquisition of fixed assets.

15 Long-term taxes payable:

	2001	2000
Income taxes	$ 368,634	$ 245,666
Value-added taxes	1,262	2,300
Deferred income taxes	8,820,216	8,723,693
Deferred employee profit sharing	-	25,264
	$ 9,190,112	$ 8,996,923

16 Employee benefits:

Mexico-

The employee benefit obligation relates to the pension plan, which will cover the pension and seniority premiums due upon retirement.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

The consolidated fund prepayment is as follows:

	2001	2000
Subsidiaries with trust funds-		
Projected benefit obligation (PBO)	$ (1,103,024)	$ (1,135,255)
Less- Trust funds	1,277,955	1,485,799
Funded status	174,931	350,544
Transition liability to be amortized	(77,418)	(146,107)
Variances in assumptions to be amortized	176,360	164,438
Changes to the plan to be amortized	153,116	-
Additional liability	(131,644)	(101,278)
Prepayment	295,345	267,597
Subsidiaries without trust funds-		
Projected benefit obligation (PBO)	(104,459)	(106,137)
Amortization of transition asset	2,813	3,724
Past service costs to be amortized	3,942	22,124
Additional liability	(49)	(5,003)
Net projected benefit obligation	(97,753)	(85,292)
Fund prepayment, net (included in other assets)	$ 197,592	$ 182,305

The cost of employee benefits is as follows:

	2001	2000
Service costs	$ 81,558	$ 25,051
Amortization of transition (asset) liability	(262)	2,315
Amortization of variances in assumptions	1,673	3,720
Pension plan adjustment based on experience	432	-
Financial cost for the year	57,978	24,788
	141,379	55,874
Less- Actual return on plan assets	(83,563)	(26,897)
Net cost for the period	$ 57,816	$ 28,977

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

The real interest rates utilized in the actuarial calculations are as follows:

	%	
	2001	2000
Interest rate	4.0	5.0
Salary increase rate	4.0	1.0
Investment return rate	6.0	6.0

USA-

The employee benefit obligation as of December 31, 2001 is not significant.

17 Stockholders' equity:

As of December 31, 2001, capital stock was comprised of 915,000,000 common, registered, no-par value shares, of which 890,250,000 shares are fully subscribed and paid.

Series A1 shares represent the minimum, nonwithdrawable fixed capital, while Series A2 shares correspond to the variable capital. No offering has been made of Series A2 shares. The variable capital may not exceed 10 times the amount of the minimum, nonwithdrawable fixed capital. Shares may only be owned by Mexican individuals or companies that have a foreigner exclusion clause.

As of December 31, 2001, the nominal amount of the reserve for repurchase of the Company's own shares was $1,680,073. The maximum capital stock that may be repurchased has been set at $100,000 at nominal value. This amount represents 9.4515% of the capital stock. As of December 31, 2001, 24,750,000 shares that had been repurchased were pending to be reissued.

Beginning in 2002, the withholding tax on dividends is eliminated. In addition, if earnings for which no corporate tax has been paid are distributed, the tax must be paid upon distribution of the dividends. Consequently, the Company must keep a record of earnings subject to each tax rate. Earnings for which corporate taxes have been paid amounted to approximately $9,665,000 as of December 31, 2001.

Capital reductions will be subject to taxes on the excess of the reduction over the price-level adjusted paid-in capital, in accordance with the formula prescribed by the Income Tax Law.

The annual net income of each Mexican company, is subject to the legal requirement that 5% thereof be transferred to a legal reserve each year until the reserve equals 20% of capital stock. As of December 31, 2001, the nominal value of CARSO's legal reserve is $381,635, and is included in retained earnings. This reserve may not be distributed to stockholders during the existence of the Company, except in the form of a stock dividend.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

18 Other income (expenses), net:

	2001	2000
Loss on sales of property, plant and equipment	$ (12,578)	$ (101,670)
Project exploration expenses	(80,278)	(119,161)
Recovery of taxes from prior years	278,010	17,327
Cancellation of excess liabilities	7,964	21,992
Gain on sale of long-term investment in shares	(26,805)	-
Other, net	(7,572)	65,892
	$ 158,741	$ (115,620)

19 Special item:

Beginning in January 2000, Centro Comercial Plaza Universidad (Sears' subsidiary) began a major remodeling project to improve the mall's image as well as its concept. This required the demolition of certain existing assets; these retirements were recognized as a special item in the consolidated statement of income.

20 Commitments:

(a) Through an agreement executed on December 23, 2001, Sears extended, for a period of 10 years beginning on April 17, 2002, the contract which grants it the use of the name Sears both in its corporate name and in its stores, as well as the use of proprietary brands of Sears Roebuck and Company, among which are Craftsman and Kenmore.

(b) As of December 31, 2001, Sanborns had entered into agreements with suppliers for the construction and remodeling of some stores. These commitments amount to approximately $116,700.

(c) Frisco sells its minerals based on sales agreements, which in general are renewable each year, establishing the conditions and references to metal prices on international markets. The subsidiary Química Flúor, S.A de C.V. has entered into several long-term contracts, adjustable annually, with Atofina Chemicals, Inc., E.I. Du Pont de Nemours & Co. and Solvay Flourides, Inc., according to which it commits to sell them almost all its production of hydrofluoric acid at prices similar to market prices.

(d) As of December 31, 2001, as part of the agreements related to the concession of Vía Troncal del Sureste, subsidiary Ferrosur had committed, as a minimum, to adhere to the "Business Plan" including, among other issues, compliance with the budget for investments in cars and engines, railways, installations, maintenance and improvements to installations and electronic systems. In 2001, Ferrosur invested $148 million mainly to repair railways and acquire machinery and equipment.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

18 Other income (expenses), net:

	2001	2000
Loss on sales of property, plant and equipment	$ (12,578)	$ (101,670)
Project exploration expenses	(80,278)	(119,161)
Recovery of taxes from prior years	278,010	17,327
Cancellation of excess liabilities	7,964	21,992
Gain on sale of long-term investment in shares	(26,805)	-
Other, net	(7,572)	65,892
	$ 158,741	$ (115,620)

19 Special item:

Beginning in January 2000, Centro Comercial Plaza Universidad (Sears' subsidiary) began a major remodeling project to improve the mall's image as well as its concept. This required the demolition of certain existing assets; these retirements were recognized as a special item in the consolidated statement of income.

20 Commitments:

(a) Through an agreement executed on December 23, 2001, Sears extended, for a period of 10 years beginning on April 17, 2002, the contract which grants it the use of the name Sears both in its corporate name and in its stores, as well as the use of proprietary brands of Sears Roebuck and Company, among which are Craftsman and Kenmore.

(b) As of December 31, 2001, Sanborns had entered into agreements with suppliers for the construction and remodeling of some stores. These commitments amount to approximately $116,700.

(c) Frisco sells its minerals based on sales agreements, which in general are renewable each year, establishing the conditions and references to metal prices on international markets. The subsidiary Química Flúor, S.A de C.V. has entered into several long-term contracts, adjustable annually, with Atofina Chemicals, Inc., E.I. Du Pont de Nemours & Co. and Solvay Flourides, Inc., according to which it commits to sell them almost all its production of hydrofluoric acid at prices similar to market prices.

(d) As of December 31, 2001, as part of the agreements related to the concession of Vía Troncal del Sureste, subsidiary Ferrosur had committed, as a minimum, to adhere to the "Business Plan" including, among other issues, compliance with the budget for investments in cars and engines, railways, installations, maintenance and improvements to installations and electronic systems. In 2001, Ferrosur invested $148 million mainly to repair railways and acquire machinery and equipment.

21 Financial Instruments:

The companies entered into derivative instrument transactions to be used as temporary substitutes of transactions in cash or as hedging mechanisms of its risk exposures (hedging obligations derived from the purchase-sale of foreign currency), as well as to profit from favorable market conditions from the acquisition of shares in the future at more advantageous prices (options). The following is a summary of these transactions:

(a) Interest rate hedging contracts-

Carso has entered into interest rate swap contracts in order to manage the interest rate risk of its loans and its fixed and variable rate debt. The swap contracts amount to $5,212,500, with maturity on December 18, 2006. In 2001, Carso paid a weighted average interest rate of 11.18% and received a weighted average interest rate of 7.97%. The difference payable or receivable will depend on the variances in the interest rates and is recorded as an adjustment to financial expenses in the statements of income.

During the year ended December 31, 2001, Condumex recorded a charge to results of $3,163 on interest rate swaps, which is included under comprehensive result of financing. The effect from valuation at yearend of the interest rate swap was $5,560.

(b) Share options-

The market value of the option contracts maintained by Carso is based on the market prices of the underlying shares at a determined date. At December 31, 2001, the estimated market value of these contracts result in a $529,053 loss (net of premiums paid). The Company does not foresee the early cancellation of these contracts and expects that their maturity date will remain as originally established. Upon their maturity, the contracts will be settled in cash or in kind, that is, the difference between the exercise price originally established and the market price at the date of maturity will be paid or the underlying shares will be acquired at the exercise price making the corresponding payment.

Carso entered into these transactions with shares of companies quoted on the US stock exchanges.

(c) Forwards-

The companies contracted exchange rate forwards of the Mexican peso against the US dollar in order to cover foreign exchange exposure from liabilities denominated in US dollars, as follows:

Maturity	Type of Contract	Contracted Exchange Rate	U.S. Dollar Amount	Forward Contract Receivables	Forward Contract Payables	Net Position
January 22, 2002	Purchase	9.1250	150,000,000	$ 1,371,345	$ 1,368,750	$ 2,595
January 22, 2002	Sale	9.1401	8,000,000	73,138	73,121	17
January 22, 2002	Sale	9.1401	8,000,000	73,138	73,121	17
January 22, 2002	Purchase	9.1250	70,000,000	639,961	638,750	1,211
January 22, 2002	Purchase	9.1400	90,000,000	822,807	822,600	207
January 22, 2002	Purchase	9.1737	6,000,000	54,854	55,043	(189)
				$ 3,035,243	$ 3,032,185	$ 3,858

(d) **Other instruments-**

At December 31, 2001, the companies had other financial instruments, which are not significant with respect to the volume of its transactions.

22 **Contingencies:**

(a) The Company acquired from Sears U.S.A. 60% of the shares of Sears Mexico through a purchase-sale agreement entered into on April 2, 1997, with Sears U.S.A. maintaining the right to request at any time and up to April 2, 2002, that Carso purchase part or all of the 15% of the shares of Sears Mexico that it still owns. The purchase price of this option is the same as the one paid by Carso in the purchase contract plus annual interest of 8%, which will be calculated from April 2, 1997 up to the date on which the option is exercised. If Sears U.S.A. decides to exercise its right to sell such shares to Carso, the purchase price would be approximately US$25.75 million, plus interest calculated on the bases mentioned above. On December 20, 2001 this agreement was extended for an additional 10 years.

(b) In January 2000, COC Services, Limited filed a claim with the District Court of Dallas, Texas against CompUSA, Inc. (CompUSA) for various contractual and civil liabilities derived from a letter of intention relative to franchises for retail stores in Mexico. The plaintiff also mentioned other defendants, including Grupo Carso, Grupo Sanborns and Ing. Carlos Slim Helú. COC Services demanded payment from CompUSA for damages of US$150 million for breach of contract, extra-contractual interference with contract and possible contract; conspiracy claims of US$2 million in damages; and fraud and punitive damages of US$300 million. COC Services also intended to recover interest, legal and court costs.

The claim was transferred to the District Court number 116 of Dallas, Texas, where a jury deliberated on it during January and February, 2001. In February 2001, the jury issued its verdict finding the defendants guilty of the various claims against them and demanding each one to pay compensatory and punitive damages. The punitive damages awarded to COC Services payable by the defendants are as follows: US$175.5 million by James Halpin, the former president and CEO of CompUSA; US$94.5 million by CompUSA, US$67.5 million by Ing. Slim, US$13.5 million by Grupo Carso and US$13.5 million by Grupo Sanborns. Based on the jury's verdict, the defendants filed a letter with the Court regarding various legal aspects affecting the final resolution.

On May 18, 2001, the judge reduced the damages determined by the jury from US$454 million to US$121.5 million, or 73%, claimed from Grupo Carso, Grupo Sanborns, Ing. Carlos Slim Helú, CompUSA and its former CEO, Mr. James Halpin. The judge also eliminated from the case the jury's determinations against CompUSA and Mr. James Halpin.

Grupo Carso, Grupo Sanborns and Ing. Slim have taken several actions in the procedure and appealed the sentence in the corresponding Texas courts. The appeals are in process and it is not possible to anticipate their outcome. A bond has been contracted to guarantee the payment that could derive from the final resolution. Even though a reduction in the verdict was obtained, there are plans to continue exercising all legal action, before all the pertinent courts, for the time necessary, in order to obtain acquittal from all pending accusations.

In addition, COC Services, Limited appealed the sentence in order to obtain a resolution similar to the jury's original verdict and to include CompUSA and Mr. Halpin.

In February 2001, the Board of Directors of Frisco approved the temporary suspension of mining operations in Minera San Francisco del Oro, S.A de C.V., engaged in the development and exploration of its mining concessions. Consequently, its work force was reduced significantly.

Derived from the decline in the international prices of gold and silver, in October 2001, the Board of Directors of Frisco approved the temporary suspension of mining operations in Compañía San Felipe, S.A de C.V. Accordingly, a minimum of administrative employees was kept to maintain and oversee the operations.

As a result, a reorganization plan was adopted by Frisco and therefore, indemnity payments of $55,615 were made which are shown in other expenses in the statements of income.

23 Segment information:

The most significant data by business segment as of December 31, 2001 and 2000 were as follows:

	2001								
	Spinoff	Tobacco	Ceramic Tiles	Aluminum and Copper By-products	Products for Automotive, Construction, And Telecommunication Industries	Retail	Mining	Other	Total
Net sales	$ -	$ 8,804,173	$ 2,513,950	$ 4,627,559	$ 14,049,168	$ 16,585,194	$ 2,751,077	$ 2,045,341	$ 51,376,462
Operating income	$ -	$ 681,535	$ 578,947	$ 499,411	$ 2,453,857	$ 2,808,385	$ 330,093	$ 596,036	$ 7,948,264
Consolidated net income (loss) for the year	$ (237,738)	$ 324,912	$ 376,457	$ (106,524)	$ 1,419,535	$ 1,204,532	$ (90,031)	$ 232,256	$ 3,123,399
Depreciation and amortization	$ -	$ 178,313	$ 222,848	$ 244,462	$ 354,279	$ 505,657	$ 263,336	$ 89,783	$ 1,858,678
Goodwill and negative goodwill amortization	$ -	$ -	$ 14,816	$ -	$ 37,355	$ (298,782)	$ 58,414	$ 205,859	$ 17,662
Special item	$ -	$ -	$ -	$ -	$ -	$ (26,965)	$ -	$ -	$ (26,965)
Investment in shares of associated companies and unconsolidated real estate trust	$ -	$ -	$ -	$ 145	$ 745,591	$ 651,655	$ 97,182	$ 972,330	$ 2,466,903
Total assets	$ -	$ 4,004,713	$ 5,409,161	$ 7,756,664	$ 12,253,588	$ 19,690,926	$ 7,374,193	$ 8,099,597	$ 64,588,842
Total liabilities	$ -	$ 2,793,589	$ 3,640,392	$ 4,361,719	$ 5,379,935	$ 13,956,156	$ 5,548,267	$ 4,236,769	$ 39,916,827

	2 0 0 0								
	Spinoff	Tobacco	Ceramic Tiles	Aluminum and Copper By-products	Products for Automotive, Construction, and Telecommunication Industries	Retail	Mining	Other	Total
Net sales	$ -	$ 8,051,155	$ 2,659,959	$ 5,503,643	$ 14,532,418	$ 15,715,079	$ 3,394,423	$ 2,093,411	$ 51,950,088
Operating income	$ -	$ 834,630	$ 784,680	$ 491,739	$ 2,636,477	$ 2,589,350	$ 380,514	$ 380,136	$ 8,097,526
Consolidated net income (loss) for the year	$ (654,222)	$ 529,245	$ 285,711	$ 58,674	$ 1,555,808	$ 1,549,413	$ (260,669)	$ 48,197	$ 3,112,157
Depreciation and amortization	$ -	$ 175,994	$ 245,625	$ 281,575	$ 332,903	$ 516,986	$ 304,711	$ 122,459	$ 1,980,253
Goodwill and negative goodwill amortization	$ -	$ -	$ 15,184	$ -	$ 30,170	$ (268,162)	$ 36,349	$ 192,569	$ (37,[illegible])
Special item	$ -	$ -	$ -	$ -	$ -	$ (107,122)	$ -	$ -	$ (107,122)
Investment in shares of associated companies and unconsolidated *real estate trust*	$ -	$ -	$ -	$ -	$ 548,647	$ 757,912	$ 113,848	$ 985,013	$ 2,405,420
Total assets	$ 20,735,680	$ 3,710,541	$ 5,294,395	$ 8,719,400	$ 13,000,004	$ 19,886,515	$ 8,185,510	$ 9,022,244	$ 88,554,289
Total liabilities	$ 11,933,903	$ 2,725,495	$ 3,959,199	$ 4,638,872	$ 5,971,532	$ 14,074,783	$ 5,984,806	$ 5,251,019	$ 54,539,609

24 Subsequent event:

On January 25, 2002, Carso and its subsidiary Frisco, Grupo Financiero Inbursa, S.A de C.V. and its subsidiary SINCA Inbursa, S.A de C.V., Sociedad de Inversión de Capitales and Grupo México, S.A de C.V., through its subsidiary Infraestructura y Transporte México, S.A de C.V. (ITM) entered into a joint venture agreement to transfer 100% of the shares of Ferrosur to ITM subscribing shares representing 20% of the capital stock of ITM. Derived from this joint venture, ITM will own 100% of Ferrosur, which is the concessionaire of the railroad public transportation service in southeastern routes, and 74% of Grupo Ferroviario Mexicano, S.A de C.V., which is the controlling company of 100% of Ferrocarril Mexicano, S.A de C.V. (Ferromex), which in turn, is the concessionaire of the North-pacific, Nacozari and Ojinaga, Topolobampo routes. The execution of the final agreements and other documents required for the implementation of this joint venture are subject to the granting of approvals required from the governmental authorities.

ANNEX V

Translation of financial statements originally issued in Spanish

Grupo Sanborns, S.A. de C.V. and Subsidiaries

Consolidated financial statements as of December 31, 2001, 2000 and 1999
Expressed in thousands of Mexican pesos with purchasing power
as of December 31, 2001

Together with auditors' report

Translation of a report originally issued in Spanish
(See Note 1 to the financial statements)

To the Stockholders of
Grupo Sanborns, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of GRUPO SANBORNS, S.A. DE C.V. AND SUBSIDIARIES as of December 31, 2001, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that the audit be planned and performed to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

(a) As explained in Notes 3 and 5, the Company did the following movements:

- During the General Extraordinary Stockholders' Meeting held on November 21, 2001, the stockholders approved the partial spinoff of the Company resulting is the incorporation of Tenedora U.S., S.A de C.V., as the new company, whose most significant asset is represented by the investment in shares of Sanborns LLC and subsidiary (CompUSA Inc.), with effects as of November 28, 2001. The financial statements as of December 31, 2000 have been restated to present the assets, liabilities and results of the new company under one line item, for comparison purposes.

- During the General Extraordinary Stockholders' Meeting held on March 22, 1999, the merger of the Company, Comercial Carso, S.A. de C.V., with its subsidiary Grupo Sanborns, S.A. de C.V. was approved. The Company remained as the merging company and the subsidiary disappeared as the merged company, with effects as of April 5, 1999. In this same meeting the stockholders approved changing the Company's name to Grupo Sanborns, S.A. de C.V.

As mentioned in Note 4, the Company adopted the following regulations beginning January 1, 2000, the company adopted the regulations of revised Bulletin D-4 "Accounting for Income and Asset Taxes and Employee Profit Sharing", issued by the Mexican Institute of Public Accountants. Consequently, the deferred asset or liability effect of income taxes, asset taxes and employee profit sharing was recorded as a long-term asset or liability, based on the net cumulative effect of temporary differences between the book and tax bases of assets and liabilities as of the balance sheet date. The initial net cumulative effect of adopting this bulletin was the recognition of a long-term deferred tax liability of $3,458,037,000 through a charge to stockholders' equity. The income tax provision as of December 31, 2001 and 2000, increased by $584,692,000 and $506,160,000 respectively, due to the deferred effects of the year.

In our opinion, based on our audits, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Grupo Sanborns, S.A. de C.V. and Subsidiaries as of December 31, 2001, 2000 and 1999, and the results of their operations, the changes in their stockholders' equity and the changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

February 15, 2002

Translation of financial statements originally issued in Spanish
Grupo Sanborns, S.A. de C.V. and Subsidiaries

Consolidated balance sheets as of December 31, 2001, 2000 and 1999
Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

Assets

	2001	2000	1999
Current assets:			
Cash and marketable securities	$ 600,510	$ 559,312	$ 1,812,081
Accounts receivable, net	1,764,666	1,997,728	3,316,738
Guarantee of discounted portfolio	333,605	558,726	-
Inventories, net	3,500,306	3,483,940	3,167,194
Prepaid expenses	72,284	50,417	52,946
Prepaid income taxes	-	-	179,061
Current assets of the spinoff operation	-	8,981,033	-
Total current assets	6,271,371	15,631,156	8,528,020
Investment in shares of associated company and unconsolidated real estate trust	651,655	757,912	1,342,312
Property, plant and equipment, net	12,558,974	12,146,523	12,224,590
Other assets, net	515,934	590,896	667,787
Non current assets of the spinoff operation	-	11,754,647	-
	$ 19,993,934	$ 40,881,134	$ 22,762,709

Liabilities and stockholders' equity

	2001	2000	1999
Current liabilities:			
Bank loans and current portion of long-term debt	$ 2,186,413	$ 5,197,644	$ 3,994,848
Accounts payable to suppliers	2,239,581	2,098,702	2,142,564
Contingent liability for discounted portfolio	70,000	208,800	-
Related parties	161,328	133,779	121,459
Other accounts payable and accrued liabilities	1,373,065	1,076,532	1,013,519
Income taxes, asset taxes and employee profit sharing	211,573	68,085	24,304
Current liabilities of the spinoff operation	-	7,128,309	-
Total current liabilities	6,241,960	15,911,851	7,296,694
Long-term debt	3,859,461	1,997,903	2,323,617
Long-term taxes payable	3,913,126	3,376,407	28,026
Deferred income and negative goodwill, net	164,038	477,742	802,407
Non current liabilities of the spinoff operation	-	4,805,581	-
Total liabilities	14,178,585	26,569,484	10,450,744
Stockholders' equity:			
Capital stock	2,711,356	4,568,435	4,558,780
Additional paid-in capital	589,933	2,845,550	2,815,351
Surplus paid by minority interest	-	355,270	-
Retained earnings	6,531,273	5,347,262	4,329,499
Cumulative effect of deferred income taxes	(3,348,099)	(3,348,099)	-
Cumulative effect of restatement	(1,680,954)	(893,832)	(622,577)
Total majority stockholders' equity	4,803,509	8,874,586	11,081,053
Minority interest	1,011,840	5,437,064	1,230,912
Total stockholders' equity	5,815,349	14,311,650	12,311,965
	$ 19,993,934	$ 40,881,134	$ 22,762,709

The accompanying notes are an integral part of these consolidated balance sheets.

Translation of financial statements originally issued in Spanish
Grupo Sanborns, S.A. de C.V. and Subsidiaries

Consolidated statements of income
For the years ended December 31, 2001, 2000 and 1999
Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001 (except share data)

	2001	2000	1999
Revenues:			
Net sales	$ 15,492,226	$ 14,763,794	$ 13,151,257
Interest from credit cards	1,103,198	974,545	925,194
Total revenues	16,595,424	15,738,339	14,076,451
Cost of sales	9,025,437	8,628,430	7,530,108
Gross profit	7,569,987	7,109,909	6,546,343
Operating expenses:			
Selling and administrative	4,582,325	4,368,290	4,020,602
Credit	175,792	168,682	155,720
	4,758,117	4,536,972	4,176,322
Operating income	2,811,870	2,572,937	2,370,021
Comprehensive result of financing:			
Interest income	56,630	618,766	699,876
Interest expense	(1,247,879)	(1,842,130)	(2,597,437)
Exchange (loss) gain, net	(104,040)	(33,644)	88,302
Gain from monetary position	506,271	796,389	499,783
	(789,018)	(460,619)	(1,309,476)
Other income, net	602,908	394,767	306,912
Gain from sale of subsidiary	-	-	320,872
Special item	(26,965)	(107,123)	-
Income before provisions	2,598,795	2,399,962	1,688,329
Provisions for:			
Income taxes	1,030,465	750,905	123,970
Asset taxes	69,214	133,031	158,373
Recovery of asset taxes from prior years	-	-	(7,877)
Utilization of tax loss carryforwards	-	-	(29,374)
Employee profit sharing	112,649	61,374	20,017
	1,212,328	945,310	265,109
Income before equity in results of unconsolidated real estate trust	1,386,467	1,454,652	1,423,220

Translation of financial statements originally issued in Spanish
Grupo Sanborns, S.A. de C.V. and Subsidiaries

Consolidated statements of income
For the years ended December 31, 2001, 2000 and 1999
Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001 (except share data)

	2001	2000	1999
Equity in results of unconsolidated real estate trust	67,280	78,345	72,222
Income before loss from spinoff operations	1,453,747	1,532,997	1,495,442
Loss from spinoff operations, net of income taxes	(237,738)	(654,222)	-
Income after spinoff operations and before extraordinary item	1,216,009	878,775	1,495,442
Extraordinary item	-	-	(43,060)
Net income for the year	$ 1,216,009	$ 878,775	$ 1,452,382
Net income applicable to:			
Majority interest	$ 1,184,011	$ 1,017,763	$ 1,310,931
Minority interest	31,998	(138,988)	141,451
Net income for the year	$ 1,216,009	$ 878,775	$ 1,452,382
Basic earnings per ordinary share	$ 1.24	$ 1.07	$ 1.47
Earnings per share from sale of subsidiary	$ -	$ -	$ 0.36
Loss per share of spinoff operations	$ (0.25)	$ (0.69)	$ -
Loss per share from extraordinary item	$ -	$ -	$ (0.04)
Weighted average outstanding shares (000's)	956,411	954,988	892,866

The accompanying notes are an integral part of these consolidated statements.

Translation of financial statements originally issued in Spanish
Grupo Sanborns, S.A. de C.V. and Subsidiaries

Consolidated statements of stockholders' equity
For the years ended December 31, 2001, 2000 and 1999
Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

	Capital Stock			Additional Paid-in Capital	Surplus Paid by Minority Stockholders	Retained Earnings	Cumulative Initial Effect of Deferred Income Taxes	Cumulative Effect of Restatement	Minority Interest	Total Stockholders' Equity
	Historical	Restatement	Unpaid							
Balances as of December 31, 1998	$ 3,273,790	$ 1,844,67	$ (1,137,407	$ 108,803	$ -	$ 2,506,597	$ -	$ (391,446)	$ 1,971,469	$ 8,176,483
Merger effect	-	89,940	-	194,262	-	511,971	-	43,268	(839,441)	-
Increase in capital stock and additional paid-in capital	-	83,380	404,400	2,512,286	-	-	-	-	-	3,000,066
Balances before comprehensive income	3,273,790	2,017,997	(733,007)	2,815,351	-	3,018,568	-	(348,178)	1,132,028	11,176,549
Restatement effect for the year	-	-	-	-	-	-	-	(274,399)	(42,567)	(316,966)
Net income for the year	-	-	-	-	-	1,310,931	-	-	141,451	1,452,382
Comprehensive income	-	-	-	-	-	1,310,931	-	(274,399)	98,884	1,135,416

Translation of financial statements originally issued in Spanish
Grupo Sanborns, S.A. de C.V. and Subsidiaries

Consolidated statements of changes in financial position
For the years ended December 31, 2001, 2000 and 1999
Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

	2001	2000	1999
Operating activities:			
Income before loss from spinoff operations	$ 1,453,747	$ 1,532,997	$ 1,495,442
Add (deduct)-			
Items in results which did not require (generate) cash-			
Depreciation and amortization	505,657	532,542	486,904
Amortization of goodwill and negative goodwill	(298,782)	(270,727)	(281,895)
Deferred income taxes	584,692	506,160	(183,963)
Long-term taxes payable	34,096	22,375	26,756
Equity in results of unconsolidated real estate trust, net of dividends received	349,435	78,345	(3,488)
Special item	26,965	107,123	-
Employee severance benefits	5,284	1,238	(1,235)
Loss form spinoff operations, net of income taxe:	(237,738)	(654,222)	-
Items related to investing activities-			
Loss on sale of property, plant and equipment	-	-	35,765
Gain from sale of subsidiary	-	-	(320,872)
Net resources obtained from results	2,423,356	1,855,831	1,253,414
Net changes in working capital, except treasury	397,042	(38,866)	(535,822)
Net resources generated by operating activities	2,820,398	1,816,965	717,592
Financing activities:			
Net increase in bank loans and long-term debt, in real terms	846,413	1,396,662	818,047
Net amortization of bank loans and long-term debt, in constant Mexican pesos	(1,996,086)	(519,580)	(818,634)
Net Increase in capital stock and additional paid-in capital	-	39,854	3,000,066
Dividends paid to subsidiaries' minority interest	(119,689)	(28,806)	-
Net resources (applied to) generated by financing activities	(1,269,362)	888,130	2,999,479

Translation of financial statements originally issued in Spanish
Grupo Sanborns, S.A. de C.V. and Subsidiaries

Consolidated statements of changes in financial position
For the years ended December 31, 2001, 2000 and 1999
Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

	2001	2000	1999
Investing activities:			
Decrease in long-term accounts receivable	-	-	38,884
Additions to property, plant and equipment, less net book value of retirements	(937,335)	(554,099)	(610,641)
Effect of incorporating subsidiaries, net of minority interest	-	-	(829,480)
Decrease (increase) in investment in shares of associated company and in unconsolidated real estate trust	(356,684)	639,022	(754,002)
Other assets	3,230	5,618	16,653
Merger effect, net of increase in capital stock and additional paid-in capital	-	-	(284,202)
Net resources (applied to) generated by investing activities	(1,290,789)	90,541	(2,422,788)
Net changes in assets, liabilities and stockholders equity of the spinoff operations, included restatement effect	219,049	(4,048,405)	-
Net increase (decrease) in cash and marketable securities	41,198	(1,252,769)	1,294,283
Cash and marketable securities:			
At beginning of the year	559,312	1,812,081	517,798
At end of the year	$ 600,510	$ 559,312	$ 1,812,081

The accompanying notes are an integral part of these consolidated statements.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

1 Explanation added for translation into English:

The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico. These financial statements are presented on the basis of the accounting principles generally accepted in Mexico. Certain accounting practices applied by the companies that conform with the accounting principles generally accepted in Mexico may not conform with the accounting principles generally accepted in the country of use.

2 Activities:

Grupo Sanborns, S.A de C.V.("Sanborns" o the "Company") is a subsidiary of Grupo Carso, S.A. de C.V. ("Grupo Carso") and, is the holding company of a group of companies whose primary activities are carried out in the operation of department stores; retail stores carrying gifts, music items and toiletry articles; restaurants and bakeries; music stores; baking and sale of bread and cakes; financing to their clients through their own credit cards; manufacturing of chocolates; and management of shopping malls.

3 Basis of consolidation, reorganization, acquisition and sale of subsidiaries:

In the last years, the Company has undergone a corporate reorganization, as follows:

(a) In March 2000, the Company acquired through Sanborns LLC 51% of the common stock of CompUSA Inc., a company incorporated in the United States that operates retail stores specializing in personal computers, software, related accesory products and services in the United States.

(b) During the General Extraordinary Shareholders' Meeting held on November 21, 2001, the stockholders approved the partial spinoff of the Company resulting, is the incorporation of Tenedora U.S., S.A de C.V. as the new company, whose most significant asset is represented by the investment in shares of Sanborns LLC, which includes 51% of the shares of CompUSA Inc. with effects as of November 28, 2001 (see Note 5).

(c) In May 1999, the Company acquired approximately 68% of the shares of Pastelería Francesa, S.A. de C.V. ("Pastelería") for US$58 million and the remaining 32% were acquired through public offering. This company is engaged in the baking of bread and cakes, as well as the operation of bakery stores. This transaction generated goodwill of $485,227. In 2000, Controladora y Administradora de Pastelerías, S.A. de C.V. "El Globo" became the holding of the El Globo group through a corporate restructure, exchanging its shares for all the Pastelería shares.

(d) During the General Extraordinary Stockholders' Meeting held on March 22, 1999, the merger of the Company, Comercial Carso, S.A. de C.V., with its subsidiary Grupo Sanborns, S.A. de C.V. was approved. The Company remained as the merging company and the subsidiary disappeared as the merged company, with effects as of April 5, 1999. In this same meeting, the stockholders approved changing the Company's name to Grupo Sanborns, S.A. de C.V.

As a result of the above transactions, Promotora Sanborns, S.A. de C.V., Sanborns Hermanos, S.A., Sears Roebuck de México, S.A. de C.V. and subsidiaries (Sears), Tecmarketing, S.A. de C.V. (until January 1999), Inmuebles General, S.A. de C.V., Inmobiliaria Turística de Cancún, S.A. de C.V. (beginning in February 1999), Operadora de Servicios Veracruz, S.A. de C.V. (beginning in February 1999) and Controladora y Administradora de Pastelerías, S.A. de C.V. y Subsidiarias (beginning in May 1999) are the subsidiaries in which the Company holds 99.99% of the shares, except for Sears in which it holds 85%. Promotora Sanborns, S.A. de C.V. owns, among others, (a) a 51% interest in Promotora Musical, S.A. de C.V., which operates retail music stores under the names "Mix-up", "No Problem" and "Discolandia" and owns a 70% interest in La Feria del Disco México, S.A. de C.V., a music record wholesaler, and (b) a 99.99% interest in Administración Integral de Alimentos, S.A. de C.V., which operates family restaurants called "Sanborns Café".

The equity in the results and changes in equity of subsidiaries acquired or sold during the year are included in the financial statements from or up to the date of the transactions, restated in terms of Mexican pesos with purchasing power as of yearend.

All significant intercompany balances and transactions have been eliminated in consolidation.

4 Significant accounting policies:

The financial statements were prepared in conformity with Mexican GAAP, which require that management make certain estimates and use certain assumptions to determine the valuation of some of the items included in the financial statements and make the required disclosures therein. While the estimates and assumptions used may differ from their final effect, management believes that they were adequate under the circumstances. A summary of the significant accounting policies is as follows:

(a) Changes in accounting policies-

- Beginning January 1, 2001, the companies adopted the regulations of the new bulletin C-2, "Financial Instruments", issued by the Mexican Institute of Public Accountants. Bulletin C-2 establishes the methodology for valuing and recording financial instruments. Consequently, the valuation effects of the contracted financial instruments were recorded as assets, affecting the comprehensive result of financing by $2,629 by the effect of valuation of such (see Note 22).

- Beginning January 1, 2000, the companies adopted the regulations of revised Bulletin D-4 "Accounting for Income and Asset Taxes and Employee Profit Sharing", issued by the Mexican Institute of Public Accountants. Consequently, the deferred asset or liability effect of income taxes, asset taxes and employee profit sharing was recorded as a long-term asset or liability, based on the net cumulative effect of the temporary differences between the book and tax bases of assets and liabilities as of the balance sheet date. The initial net cumulative effect of adopting this bulletin was the recognition of a long-term deferred tax liability of $3,458,037 through a charge to stockholders' equity. The income tax provision as of December 31, 2001 and 2000 is increased by $584,692 and $506,160, respectively, due to the deferred effects of the year.

  Until December 31, 1999, the companies recognized, by means of the liability method, the future effects of income taxes and employee profit sharing related to the cumulative temporary differences between book and taxable income, which arose from specific items whose turnaround period could be determined and that were not expected to be replaced by items of a similar nature and amount. The most significant nonrecurring temporary differences that generated deferred effects were those related to the valuation of the temporary investments at market value.

(b) Translation of financial statements-

Since March 2000 and up to November 28, 2001, the financial statements of Sanborns LLC and Subsidiary (CompUSA Inc.), foreign subsidiary located in the United States, which represented 67% and 71% of consolidated net sales as of December 31, 2001 and 2000, respectively, and 49% of total assets as of December 31, 2000, considered a "foreign entity", were stated in U.S. dollars and translated into Mexican pesos at the exchange rate in effect as of the date on which the foreign entity was maintained, in conformity with Bulletin B-15, "Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations", issued by the Mexican Institute of Public Accountants.

The assets and liabilities of the spinoff operations as of December 31, 2000, were restated to currency as of December 31, 2001, by applying the National Consumer Price Index (NCPI), instead of the guidelines established by Bulletin B-15. The corresponding effects are included under the result from holding nonmonetary assets of 2001, instead of under this same item of 2000.

(c) **Recognition of the effects of inflation in the financial information-**

The companies restate all of their financial statements in terms of the purchasing power of the Mexican peso as of the end of the latest period, thereby comprehensively recognizing the effects of inflation. Accordingly, the financial statements of the prior years have been restated in terms of Mexican pesos as of December 31, 2000. The prior years amounts presented herein differ from those originally reported in terms of Mexican pesos of the corresponding year. Consequently, all financial statement amounts are comparable, both for the current and prior years, since all are stated in terms of Mexican pesos of the same purchasing power.

The inflation rates for the countries in which the companies operate are as follows:

	%		
	2001	2000	1999
USA	1.02	3.37	-
Mexico	4.40	8.96	12.31

In order to recognize the effects of inflation in terms of Mexican pesos with purchasing power as of yearend, the procedures are as follows:

– *Balance sheet:*

Inventories are valued at average cost and are restated to their net replacement cost, which does not exceed realizable value.

Property, plant and equipment are originally recorded at their acquisition or construction cost and are restated by using factors derived from the NCPI.

Depreciation is calculated on restated values and based on the estimated economic useful life of the assets.

Patents and trademarks, goodwill and negative goodwill are restated using factors derived from the NCPI, from the date of contribution or generation.

Stockholders' equity and other nonmonetary items are restated using factors derived from the NCPI from the date of contribution or generation.

– *Statement of income:*

Revenues and expenses, which are associated with a monetary item, are restated from the month in which they arise through yearend, based on factors derived from the NCPI.

The cost and expenses associated with nonmonetary items are restated as follows:

- The cost of sales is restated on the based on replacement costs, as a function of the restatement of the inventory being consumed or sold.
- As stated above, depreciation is calculated on the restated value of property, plant and equipment.

- Those expenses and income associated with the other nonmonetary items are restated through yearend, as a function of the nonmonetary assets consumed or sold.

The gain from monetary position, which represents the erosion of the purchasing power of monetary items caused by inflation, is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI, and is restated through yearend with the corresponding factor.

- *Other statements:*

The cumulative effect of restatement presented in the statement of stockholders' equity is comprised mainly of the gain or loss resulting from holding nonmonetary assets, which represents the change in the specific price level of inventories and their effect on results of operations as compared to the change in the NCPI.

The statement of changes in financial position presents the changes in constant Mexican pesos, according to the financial position at the prior yearends, restated to Mexican pesos as of the most recent yearend.

(d) Marketable securities-

Marketable securities are primarily bank acceptances, bank funds, and short-term variable-rate and debt investment fund shares valued at market (cost plus accrued interest).

(e) Investment in shares of associated company and unconsolidated real estate trust-

The main investments in shares of associated company and the unconsolidated real estate trust are as follows:

	%		
	2001	2000	1999
Grupo Comercial Gomo, S.A. de C.V.	28.680	25.890	-
CompUSA Inc.	-	-	14.830
Centro Comercial Plaza Satélite (Trust fund F-7278 Bancomer, S.A.)	46.875	46.875	46.875

At December 31, 2001 and 2000, the investment in Grupo Comercial Gomo, S.A. de C.V. is recorded under the equity method based on its restated stockholders' equity. Likewise in 2001, 2000 and 1999, the investment in Centro Comercial Plaza Satélite was recorded under the equity method based on the restated trust fund's patrimony. The investment in CompUSA as of December 31, 1999 was recorded at market.

(f) Patents and trademarks-

At December 31, 2001, 2000 and 1999 the amount of patents and trademarks amounts $29,401, $36,996 and $44,384 respectively and the recorded in other assets in the balance sheets. The patents and trademarks come from the acquisition of the trade names "Mix-up" and "Discolandia", and the acquisition of the exclusive rights for the use of patents, formulas, etc. of the El Globo bakeries, which are amortized using the straight-line method over a 10-year period. This is the term over which the benefit from the investment is expected to be realized. Amortization expense in 2001, 2000 and 1999 amounted to $7,539, $7,499 and $7,337, respectively.

(g) Goodwill and negative goodwill-

Goodwill and negative goodwill represent the difference between the acquisition price and/or the amount contributed to capital stock of new bussinesses and the book value of such stock, as of the date of acquisition and/or contribution. Goodwill and negative goodwill are amortized over the term management estimates that additional benefits from such investments will be realized, which is 10 years for goodwill and 5 years for negative goodwill. The amount of goodwill amortized in 2001, 2000 and 1999 was $69,833, $69,755 and $53,677, respectively. The amount of negative goodwill amortized in 2001, 2000 and 1999 was $368,614, $340,482 and $335,572, respectively, and is presented net in other income in the consolidated statements of income.

At December 31, 2001, the goodwill of $420,202 is represented by the acquisition of the shares of El Globo and Promotora Musical, S.A. de C.V. Negative goodwill is represented by the acquisition of the shares of Sears and amounts to $162,116.

Goodwill or negative goodwill arising from the purchase of shares of subsidiaries or associated companies already part of the Group is amortized at the time the shares are acquired.

(h) Income taxes and employee profit sharing-

The companies records the deferred asset or liability effect of income and asset taxes as a long-term asset or liability, based on the cumulative effect of temporary differences between the asset and liability amounts for book and tax purposes as of the balance sheet date, and using the tax rate estimated to be applicable at the time of reversal. The deferred employee profit sharing is calculated considering the temporary differences originating during the year that are likely to generate a future liability or benefit. At December 31, 2001 there is not any temporary differences with these characteristics. The income tax effect as of December 31, 2001 and 2000 represented a long-term liability of $3,838,629 and $3,327,276, respectively, and the provision to reflect the deferred effects of the year amounted to $584,692 and $506,160, respectively.

(i) Employee benefits-

According to the Federal Labor Law, most subsidiaries are liable for severance payments and seniority premiums to employees terminating under certain circumstances.

Some subsidiaries record the liability for seniority premiums, pensions and retirement payments as they accrue, using actuarial calculations based on the projected unit credit method, using real interest rates.

Some subsidiaries have covered 100% of their projected benefit obligations through a trust fund. The subsidiaries that have not covered such obligation have recorded a liability, which at present value, will cover the projected benefit obligation at the estimated retirement date of their personnel.

Indemnity payments are charged to results in the period in which they are made.

(j) Revenue recognition-

Revenues from sales are recognized when the products are shipped or delivered to the client, and the client assumes responsibility for the products.

(k) Comprehensive result of financing-

The comprehensive result of financing includes all financial revenues and expenses, such as interest income and expense, exchange gains and losses and gains or losses from monetary position and the effects of valuation of financial instruments, as they occur or accrue.

Transactions in foreign currency are recorded at the exchange rate as of the date of the transaction, and assets and liabilities in foreign currency are adjusted to the exchange rate as of yearend, affecting income as part of the comprehensive result of financing.

(l) Earnings (loss) per share-

Basic earnings per ordinary share for each period were calculated based by dividing majority net income by the weighted average number of shares outstanding during the year.

The earnings per share from sale of subsidiary, loss per share of spinoff operations and of extraordinary item, has been determined by dividing these items by the corresponding number of shares determined as mentioned above.

(m) Comprehensive income-

Comprehensive income is comprised of the net income for the year plus any gains or losses that according to specific regulations are presented directly in the statement of changes in stockholders' equity, such as restatement and the translation effect for the year.

(n) Financial instruments-

Financial instruments that have been designated and that function effectively as hedging against the effects of certain risks of other financial instruments will affect the assets or liabilities or the transactions or the corresponding risks when they are realized, settled or occur, respectively. The majority of financial instruments contracted for these purposes are valued at market and affect the comprehensive result of financing in each accounting period. Long-term debt contracted to finance the Company's operations is maintained at its nominal value, recording the corresponding interest separately.

5 Spinoff operation:

On November 28, 2001, the stockholders of Sanborns approved the spinoff of the segment of stores specialized in personal computers, software, accessories and services in the United States. As a consequence of the spinoff, Tenedora U.S., S.A. de C.V. ("Tenedora US") was incorporated as a Mexican company, independent from Sanborns, to which certain assets, liabilities and equity related to these operations were transferred.

In the spinoff, each stockholder of Sanborns became a stockholder of Tenedora US and consequently, the same group of stockholders controls both companies. The relationship between Sanborns and Tenedora US will be limited to agreements related to the spinoff.

The assets and liabilities of the spinoff operations were transferred to Tenedora US at book value. The amount of stockholders' equity transferred to Tenedora US in the spinoff represents the difference between the transferred assets and liabilities and was accounted for as a reduction in stockholders' equity of Sanborns at the time of the spinoff.

In the accompanying financial statements, the assets and liabilities of the new company were presented under current and noncurrent assets and liabilities of the spinoff operations, and the revenues and expenses of this entity are included in the statement of income under loss of the spinoff operations, net of income taxes. The figures of the 2000 financial statements and those of November 29, 2001 and the related notes were restated in order to present the assets, liabilities, revenues, costs and expenses of the continuing operations of Sanborns separate from the spinoff operations.

Below is a summary of the financial position and results of operations of Sanborns LLC and subsidiary (CompUSA Inc.) as of December 31, 2000 and for the eleven months ended November 30, 2001, and the ten months ended December 31, 2000.

Sanborns LLC and Subsidiary
Consolidated condensed balance sheet as of December 31, 2000
Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

Assets	
Current	**$**
	8,981,033
Investment in shares of associated companies	**9,875**
Property, plant and equipment, net	**2,372,548**
Other assets, net	**9,372,224**
	$ 20,735,680
Liabilities and stockholder's equity	
Current liabilities	**$**
	7,128,309
Long-term debt	**4,720,323**
Deferred income and negative goodwill, net	**85,258**
Total liabilities	**11,933,890**
Majority stockholder's equity	**4,543,378**
Minority interest	**4,258,412**
Total stockholders' equity	8,801,790
	$ 20,735,680

Sanborns LLC and Subsidiary
Consolidated condensed statements of loss
For the eleven months ended November 30, 2001 and the ten months endend December 31, 2000
Expressed in thousands of Mexican pesos with purchasing power as of November 30, 2001

	Eleven Months Ended November 30, 2001	Ten Months Ended December 31, 2000
Net sales	$ 34,520,792	$ 41,008,485
Cost of sales	(27,819,070)	(33,113,336)
Operating expenses	(6,909,641)	(7,666,355)
Comprehensive result of financing	(183,424)	(316,597)
Other expenses, net	(529,958)	(534,037)
Provision for income taxes	(400)	(461)
Income (loss) from discontinued operation	565,888	(31,921)
Extraordinary income	118,075	-
Net loss for the period	$ (237,738)	$ (654,222)
Loss applicable to:		
Majority interest	$ (120,834)	$ (403,681)
Minority interest	(116,904)	(250,541)
Net loss for the period	$ (237,738)	$ (654,222)

6 Reclassification of prior years financial statements:

Certain amounts in the financial statements as of December 31, 2000 and 1999 have been reclassified in order to conform to the presentation of the financial statements as of December 31, 2001.

7 Foreign currency transactions and position:

At December 31, 2001, 2000 and 1999 the peso/dollar exchange rates were $9.1423, $9.5997 and $9.5222 respectively, and the assets and liabilities in foreign currency, were as follows:

	Thousands of U.S. Dollars		
	2001	2000	1999
Current Assets	4,722	141,709	95,417
Liabilities-			
Current	(77,809)	(204,685)	(37,679)
Long-term	(137,543)	(199,344)	(120,000)
	(215,352)	(404,029)	(157,679)
Net foreign currency denominated liabilities	(210,630)	(262,320)	(62,262)
Equivalent in thousands of Mexican pesos	$ (1,925,643)	$ (2,398,208)	$ (569,218)

The companies had the following significant transactions in foreign currency:

	Thousands of U.S. Dollars		
	2001	2000	1999
Sales	4,905	5,482	2,999
Interest income	154	65	30
Purchases	(76,466)	(83,434)	(52,416)
Interest expense	(13,978)	(15,228)	(11,891)
Technical assistance	(2)	(7)	(5,135)
Royalties	(1,246)	(1,112)	(932)
Equipment maintenance expenses	(5,480)	(4,458)	(1,728)
	(92,113)	(98,692)	(69,073)
Equivalent in thousands of Mexican pesos	$ (866,755)	$ (947,443)	$ (656,194)

At February 15, 2002, the unaudited foreign currency position was similar to that at yearend and the exchange rate was $9.08 Mexican pesos per U.S. dollar.

8 Accounts receivable:

	2001	2000	1999
Trade	$ 4,354,640	$ 3,725,694	$ 3,138,847
Sundry debtors	123,982	336,565	123,054
	4,478,622	4,062,259	3,261,901
Less-			
Allowance for doubtful accounts	(126,606)	(89,447)	(85,684)
Discounted portfolio	(2,636,051)	(2,100,395)	-
	(2,762,657)	(2,189,842)	(85,684)
	1,715,965	1,872,417	3,176,217
Recoverable taxes	17,317	93,080	127,927
US dollar foreign currency forwards, net	2,629	16,151	-
Related parties	28,755	16,080	12,594
	$ 1,764,666	$ 1,997,728	$ 3,316,738

Sears Mexico entered into an agreement with Banco Inbursa, S.A. (Inbursa), a related party, whereby it establishes that Inbursa is willing to acquire, at a discount, promissory notes signed by individuals, derived from sales transactions on credit that take place at the subsidiary's different establishments. The maximum amount of the discount is $3,000,000, net of the percentage guarantee. The amount available for discount is variable.

This contract expires on October 30, 2002. Sears Mexico agrees to be jointly liable for the customers' debt during the term of the contract, up to $70,000 and is obligated to pay Inbursa a discount rate of TIIE plus 1 %, on the unpaid amount of the promissory notes discounted through their maturity date.

9 Inventories:

	2001	2000	1999
Retail stores	$ 3,396,256	$ 3,404,492	$ 3,115,373
Food and beverages	27,497	27,857	29,650
Wholesale goods	54,502	54,801	52,279
Merchandise-in-transit and advances to suppliers	93,296	55,041	59,299
	3,571,551	3,542,191	3,256,601
Less- Reserve for slow-moving inventories and other	(71,245)	(58,251)	(89,407)
	$ 3,500,306	$ 3,483,940	$ 3,167,194

10 Property, plant and equipment:

	2001	2000	1999
Buildings and leasehold improvements	$ 7,958,230	$ 7,467,279	$ 7,571,161
Machinery and equipment	1,356,897	1,189,154	1,161,083
Transportation equipment	212,961	216,085	187,585
Furniture and fixtures	1,477,847	1,492,768	1,433,357
Computer equipment	699,707	678,300	618,003
	11,705,642	11,043,586	10,971,189
Less- Accumulated depreciation	(4,087,545)	(3,636,825)	(3,296,696)
	7,618,097	7,406,761	7,674,493
Land	4,485,584	4,440,394	4,415,755
Construction-in-progress	455,293	299,368	134,342
	$ 12,558,974	$ 12,146,523	$ 12,224,590

The average annual depreciation rates, are as follows:

	%		
	2001	2000	1999
Buildings and leasehold improvements	4.07	3.79	2.72
Machinery and equipment	8.90	7.25	4.20
Transportation equipment	21.72	17.59	14.51
Furniture and fixtures	9.12	8.61	7.61
Computer equipment	20.16	20.18	15.59

11 Related-party transactions and balances:

The transactions with related parties (excluding financial transactions with Grupo Financiero Inbursa, S.A. and trade operations with Teléfonos de México, S.A. de C.V.) are as follows:

	2001	2000	1999
Revenues for-			
Sales	$ 33,627	$ 44,870	$ 25,735
Services	$ 21,752	$ -	$ 7,214
Leases	$ 18,469	$ 58,306	$ 42,716
Interests	$ 5,854	$ 584	$ 11,831
Other	$ 6,148	$ 11,908	$ 8,708
Expenses for-			
Purchases	$ 284,448	$ 157,260	$ 350,269
Administrative services	$ 19,229	$ 40,171	$ 119,261
Interests	$ 360,987	$ 389,266	$ 109,590
Other	$ 22,353	$ 25,074	$ 17,330

The net balances with related parties (excluding financial transactions with Grupo Financiero Inbursa S.A. and trade operations with Teléfonos de México S.A. de C.V.) are as follows:

	2001	2000	1999
Receivable-			
Hoteles Calinda, S.A. de C.V.	$ 1,750	$ 2,567	$ 1,318
Sears Roebuck & Co.	3,449	2,654	3,151
Servicios Industriales Nacobre, S.A. de C.V.	1,322	2,027	1,979
Compañía Hulera Euzkadi de México, S.A. de C.V.	433	-	420
Industrial IEM, S.A. de C.V.	632	959	484
Inversora Bursátil, S.A. de C.V.	295	138	304
Grupo Carso, S.A. de C.V.	17,032	4,527	3,050
Nacional de Conductores Eléctricos, S.A. de C.V.	1,565	1,547	343
Other	2,277	1,661	1,545
	$ 28,755	$ 16,080	$ 12,594

	2001	2000	1999
Payable-			
Sears International Marketing, Inc.	$ 96,096	$ 64,931	$ 5,594
Servicios Administrativos Lava, S.A. de C.V.	-	650	436
Emma Dana Halabe Massry	1,506	1,232	1,070
Seguros Inbursa, S.A. de C.V.	2,589	12,668	9,151
Banco Inbursa, S.A.	-	-	2,557
Radiomóvil DIPSA, S.A. de C.V.	16,954	8,566	-
Teléfonos de México, S.A. de C.V.	24,001	19,200	90,473
Cablevisión, S.A. de C.V.	10,152	8,919	6,602
Philip Morris México, S.A. de C.V.	5,163	5,339	4,300
Compañía Hulera Euzkadi de México, S.A. de C.V.	-	2,745	-
Bicicletas de México, S.A. de C.V.	551	2,336	-
Other	4,316	7,193	1,276
	$ 161,328	$ 133,779	$ 121,459

12 Tax environment:

Income and asset tax regulations-

The companies are subject to income and asset taxes. Income taxes are computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values and the deduction of purchases in place of cost of sales, which permit the deduction of current costs, and taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the result from monetary position. Until of December 31, 2001, the income tax rate was 35%, with the option until that date to pay this tax each year at a rate of 30% (transitory 32% in 1999) and with the remainder payable upon distribution of earnings. This remainder is recorded as a long-term liability.

As of 2002, the option to defer a portion of the income tax payment until dividends were distributed is eliminated. The income tax rate will be 35% in 2002, 34% in 2003, 33% in 2004 and 32% beginning in 2005.

Asset taxes are computed at an annual rate of 1.8% on the average of the majority of restated assets less certain liabilities, and the tax is paid only to the extent that it exceeds the income taxes of the period. Any required payment of asset taxes is creditable against the excess of income taxes over asset taxes of the preceding three and following ten years.

Tax consolidation program-

The companies are authorized to file a consolidated income and asset tax return with Grupo Carso, S.A. de C.V.

Book and taxable income-

Income taxes have been determined on the basis of the individual taxable income of each company, rather than on a consolidated basis. The principal differences between book and taxable income are the inflationary component, the deduction of purchases in place of cost of sales, the difference between book and tax depreciation, the effect of installment sales and the gain or loss from monetary position.

Employee profit sharing-

Employee profit sharing is determined based on the taxable income of each operating company and excludes inflationary component effects, and depreciation is based on historical rather than restated values.

Tax loss carryforwards and recoverable asset taxes-

At December 31, 2000 the Mexican companies have tax loss carryforwards for income tax purposes and recoverable asset taxes, which will be indexed for inflation through the year applied or recovered, in the following restated amounts:

Expiration Date	Tax Loss Carryforwards	Recoverable Asset Taxes
2003	$ -	$ 69
2004	-	207
2005	1,534	187
2006	1,059	-
2007	3,190	46,427
2008	6,375	148,929
2009	1,837	147,944
2010	199,087	129,662
2011	122,039	4,002
	$ 335,121	$ 477,427

The income tax provision is as follows:

	2001	2000	1999
Income tax for the year	$ 445,773	$ 244,745	$ 307,933
Deferred (anticipated) income tax	584,692	506,160	(183,963)
	$ 1,030,465	$ 750,905	$ 123,970

Deferred taxes-

The tax effects of the temporary differences giving rise to a deferred tax (asset) liability, in accordance with Bulletin D-4 are as follows:

	2001	2000
Accounts receivable from installment sales	$ 1,110,407	$ 935,380
Advance payments	1,118	3,971
Inventories	1,236,494	1,104,503
Property, plant and equipment	1,791,109	1,899,033
Investment in real estate trust and subsidiary	-	47,230
Complementary asset and liability reserves	(185,033)	(234,525)
Patents and trademarks	(1,071)	303
Amortized goodwill	532,649	425,017
Translation effect	-	(33,268)
Loss on sale of shares	(135,847)	(185,712)
Previous years tax loss carryforwards	(35,195)	(163,147)
Recoverable asset taxes	(476,362)	(471,509)
Deferred income taxes	$ 3,838,269	$ 3,327,276

The deferred income tax provision as of December 31, 2001 is for the following items:

Accounts receivable from installment sales	$	231,178
Advances payments		4,622
Inventories		185,156
Property, plant and equipment		(115,155)
Investment in real estate trust and subsidiary		21,221
Complementary asset and liability reserves		(196)
Patents and trademarks		(1,836)
Amortized goodwill		125,993
Tax loss carryforwards		123,054
Loss on sale of shares		12,736
Recoverable asset taxes		(3,907)
Inflation adjustment		1,826
Deferred income tax provision	$	584,692

13 Long-term debt:

At December 31, 2001, long-term debt is as follows:

Medium-term promissory note	$	41,127
Long-term promissory note		662,000
Syndicated loan		1,234,210
Direct loans		1,940,000
		3,877,337
Less- Current portion		(17,876)
	$	3,859,461

Maturity dates of long-term debt as of December 31, 2001 are as follows:

2002	$	477,280
2003		1,486,777
2004		995,404
2005		900,000
	$	3,859,461

Medium-term promissory note-

Sanborns has a medium-term loan contracted with IBM de México, Comercialización y Servicios, S.A. de C.V. (IBM) for US$5,984,701, payable in 36 monthly installments beginning on March 1, 2001, with interest at LIBOR plus 2.29%.

Long-term promissory note-

Sanborns has a long-term promissory note for $662,000 with Banco Inbursa, S.A. de C.V., which matures on June 4, 2004, with monthly payments at the 28-day TIIE rate, plus 1%.

Syndicated loan-

Sanborns entered into a credit and guarantee contract (syndicated loan) in the amount of US$135 million (obtained together with some affiliated companies and guaranteed by Grupo Carso, S.A. de C.V.), with of the Bank of America National Trust and Savings Association as the managing agent and the Chase Manhattan Bank as the syndicated agent. The loan will be payable in three semiannual installments beginning on December 13, 2002, with quarterly interest payments at LIBOR plus 1.25%.

The syndicated loan contract establish a series of obligations for the companies participating in the loan, the most significant of which is compliance with certain minimum consolidated financial ratios (at the Carso level), relative to the net value of shareholders' equity, debt coverage and total debt to the net profit for the year and restrictions on the payment of dividends, which to date have been complied with.

Direct loans-

Sanborns has a long-term loan for $1,800,000 with BBVA Bancomer, S.A., which matures on August 31, 2006 and is payable in six semiannua installments beginning on February 27, 2004, with an annual interest rate calculated at the TIIE plus a margin applicable based on Grupo Carso´s debt to equity ratio.

There are several direct loans contracted by Centro Comercial Plaza Universidad totaling $140,000, which mature beginning in December 2002 and up to 2005, with an interest rate of TIIE plus 1.50 %, payable monthly.

The loan agreements establish a series of positive and negative covenants for the borrowers; the agreements also require that, based on the consolidated financial statements, certain financial ratios be maintained. As of this date, the companies have been complied with.

Long-term taxes payable:

	2001	2000	1999
Income taxes	$ 73,595	$ 46,831	$ 20,801
Value-added taxes	1,262	2,300	5,955
Deferred income taxes	3,838,269	3,327,276	1,270
	$ 3,913,126	$ 3,376,407	$ 28,026

15 Employee benefits:

The employee benefit obligation relates to the pension plan, which will cover the pension and seniority premiums due upon retirement.

The consolidated fund prepayment is as follows:

	2001	2000	1999
Subsidiaries with trust funds-			
Projected benefit obligation (PBO)	$ (226,506)	$ (241,495)	$ (198,691)
Less- Trust fund	334,338	419,727	389,004
Funded status	107,832	178,232	190,313
Transition liability to be amortized	(51,402)	(60,949)	(71,515)
Variances in assumptions to be amortized	87,386	7,255	2,618
Changes to the plan to be amortized	11,476	11,247	-
Additional liability	(9,582)	(16,009)	(8,946)
Prepayment	145,710	119,776	112,470
Subsidiaries without trust funds-			
Projected benefit obligation (PBO)	(104,459)	(106,137)	(95,996)
Amortization of transition asset	2,813	3,724	4,963
Past service costs to be amortized	3,942	22,758	25,570
Variances in assumptions to be amortized	-	(634)	-
Additional liability	(49)	(5,003)	(10,540)
Net projected benefit obligation	(97,753)	(85,292)	(76,003)
Fund prepayment, net (included in other assets)	$ 47,957	$ 34,484	$ 36,467

As of December 31, 2001, the amount accrued exceeds the obligation for present services (equivalent to the PBO without projecting the salaries to the date of retirement) by $39,605.

The cost of employee benefits is as follows:

	2001	2000	1999
Service costs	$ (29,407)	$ (25,268)	$ (21,876)
Amortization of transition liability	9,443	9,303	9,293
Amortization of variances in plan	(450)	(622)	(421)
Amortization of variances in assumptions	(771)	(387)	-
Pension plan adjustment based on experience	(409)	44	-
Financial cost for the year	(17,071)	(14,772)	(12,314)
	(38,665)	(31,702)	(25,318)
Less- Actual return on plan assets	33,381	30,464	26,553
Net effect for the period	$ (5,284)	$ (1,238)	$ 1,235

The real interest rates utilized in the actuarial calculations were as follows:

	%		
	2001	2000	1999
Interest rate	5.00	5.00	5.00
Salary increase rate	1.50	1.50	1.50
Investment return rate	6.00	8.00	8.00

The changes in the net prepayment were as follows:

	2001	2000	1999
Beginning balance	$ 34,484	$ 36,467	$ 46,298
Incorporation of subsidiaries	-	-	(8,058)
Provision for the year	(5,284)	(1,238)	1,235
Additional liability	11,170	(2,392)	(3,087)
Funds provided	3,109	-	-
Payments	3,404	1,011	79
Inflation adjustment	1,074	636	-
Ending balance	$ 47,957	$ 34,484	$ 36,467

The changes in the fund were as follows:

	2001	2000	1999
Beginning balance	$ 419,727	$ 389,004	$ 336,628
Incorporation of subsidiaries	-	-	2,839
Returns	33,381	30,464	26,553
Payments	(22,100)	(18,319)	(18,527)
Gain (loss) at year end	(96,670)	18,578	41,511
Ending balance	$ 334,338	$ 419,727	$ 389,004

The amortization period for unamortized items as of December 31, 2001 is as follows:

Caption	Remaining Years
Transition liability	20.18
Variances in assumptions	18.49

16 Stockholders' equity:

Derived from the spinoff mentioned in Note 2 b), during a General Extraordinary Shareholders' Meeting held on November 21, 2001, the Company contributed part of its shareholders' equity to Tenedora US. When the spinoff became effective and the Company's contribution was made, the capital stock of both Grupo Sanborns and Tenedora US was represented by shares of the same series.

During a General Extraordinary Stockholders' Meeting on March 22, 1999, an increase in the number of shares outstanding, as well as in the number of shares pending subscription and payment was approved. This, through a stock split into no-par value common shares, with two new shares for each prior share. Therefore, as of this date, the Company's minimum fixed capital is represented by 1,130,000,000 common, no-par value Series "B-1" shares.

Likewise, as a result of the merger discussed in Note 3 d), the exchange of 2.2 of the Company's shares for each share of the merged company was authorized, resulting in an increase in the number of shares outstanding of 67,926,375.

In April 1999 and after the merger mentioned above, the Company placed a public offering of 134,772,077 of its Series "B-1" shares that were pending subscription and payment. The resources generated by this offering were $2,873,626 (at nominal value) net of placement costs, which are presented in the consolidated statement of changes in stockholders' equity.

As of December 31, 2001, the authorized capital stock, subscribed and paid, of Grupo Sanborns is $2,294,798 (at nominal value), which consists of 1,130,000,000 no-par value common shares, representing the fixed capital of Series "B-1", of which 173,408,000 are pending subscription and payment. The Company can have variable capital; however, under the Mexican laws, the Company's variable capital cannot exceed ten times the amount of the fixed portion of capital stock outstanding from one period to another. Currently, there is no variable capital outstanding.

Beginning in 2002, the withholding tax on dividends is eliminated. In addition, if earnings for which no corporate tax has been paid are distributed, the tax must be paid upon distribution of the dividends. Consequently, the Company must keep a record of earnings subject to each tax rate. Earnings for which corporate taxes have been paid amounted to approximately $1,474,600 as of December 31, 2001.

Capital reductions will be subject to taxes on the excess of the reduction over the price-level adjusted paid-in capital, in accordance with the formula prescribed by the Income Tax Law.

The annual net income of each company, is subject to the legal requirement that 5% thereof be transferred to a legal reserve each year until the reserve equals 20% of capital stock. As of December 31, 2001, the legal reserve is $128,064 (at nominal value) and is included under retained earnings. This reserve may not be distributed to the stockholders during the existence of the Company, except in the form of a stock dividend.

17 Other (expenses) income, net:

	2001	2000	1999
Loss on sales of property, plant and equipment	$ (21,754)	$ (43,146)	$ (35,765)
Amortization of goodwill and negative goodwill, net	298,782	270,727	281,895
Recovery of taxes from prior years	278,010	17,327	8,932
Income from leases	11,266	10,672	7,760
Cancellation of excess liabilities	7,964	21,992	6,107
Cancellation of acquired portfolio no recovered	(18,487)	-	-
Other, net	47,127	117,195	37,983
	$ 602,908	$ 394,767	$ 306,912

18 Lease agreements:

The companies hold leases for 310 department stores (Sanborns, Sears, Sanborns Café, Mix-up, Discolandia, La Feria del Disco and Pastelerías El Globo). The lease terms range from one to 20 years.

As well, the companies have lease contracts with third parties as lessors of spaces within commercial centers. The lease terms range from one to 15 years.

At December 31, 2001, 2000 and 1999, lease income and expenses were as follows:

	2001	2000	1999
Income	$ 149,905	$ 129,382	$ 134,725
Expenses	$ 340,134	$ 336,884	$ 310,801

19 Special item:

Beginning on January 2000, Centro Comercial Plaza Universidad (Sears' subsidiary) began a major remodeling project to improve its image as well as its concept. This required the demolition of certain existing assets; these retirements were recognized as a special item in the consolidated statement of income.

20 Extraordinary item:

Beginning on January 1, 1999, Sears changed its inventory control method from specific cost to average cost. This change generated and additional charge to result of $43,060, which is presented as an extraordinary item in the consolidated statement of income.

21 Commitments:

(a) Through an agreement executed on December 23, 2001, Sears extended, for a period of 10 years beginning on April 17, 2002, the contract which grants it the use of the name Sears both in its corporate name and in its stores, as well as the use of proprietary brands of Sears Roebuck and Company, among which are Craftsman and Kenmore.

(b) As of December 31, 2001, the companies have entered into agreements with suppliers for the construction and remodeling of some stores. These commitments amount to approximately $116,700.

22 Financial instruments:

The book value and fair value of the companies' long-term debt are as follows:

	2001	
	Book Value	Fair Value
Medium-term promissory note	$ 41,126	$ 61,128
Long-term promissory note	662,000	673,997
Syndicated loan	1,234,211	1,251,664
Direct loans	1,940,000	2,030,175
	$ 3,877,337	$ 4,016,964

Costs and expenses related to the forwards will be recorded as part of the foreign exchange gain (loss).

23 Contingencies:

The Company, through Grupo Carso, acquired from Sears U.S.A. 60% of the shares of Sears México through a purchase-sale agreement entered into on April 2, 1997, with Sears U.S.A. maintaining the right to request at any time and up to April 2, 2002, that Grupo Carso purchase part or all of the 15% of the shares of Sears México that it still owns. The purchase price of this option is the same as the one paid by Grupo Carso in the purchase contract plus annual interest of 8%, which will be calculated from April 2, 1997 up to the date on which the option is exercised. If Sears U.S.A. decides to exercise its right to sell such shares to Grupo Carso, the purchase price would be approximately US$25.75 million, plus interest calculated on the bases mentioned above. On December 20, 2001 this agreement was extended for an additional 10 years.

(a) In January 2000, COC Services, Limited filed a claim with the District Court of the Dallas County, Texas against CompUSA, Inc. (CompUSA) for various contractual and civil liabilities derived from a letter of intention relative to franchises for retail stores in Mexico. The plaintiff also mentioned other defendants, including Grupo Carso, Grupo Sanborns and Ing. Carlos Slim Helú. COC Services demanded payment from CompUSA for actual damages of US$150 million for breach of contract, extra-contractual interference with contract and possible contract; conspiracy claims of US$2 million in damages; and fraud and punitive damages of US$300 million. COC Services also intended to recover interest, legal and court costs.

The claim was transferred to the District Court number 116 of the Dallas, Texas, where a jury deliberated on it during January and February 2001. In February 2001, the jury issued its verdict finding the defendants guilty of the various claims against them and condemning each one to pay compensatory and punitive damages. The punitive damages awarded to COC Services payable by the defendants are as follows: US$175.5 million by James Halpin, the former president and CEO of CompUSA; US$94.5 million by CompUSA, US$67.5 million by Ing. Slim, US$13.5 million by Grupo Carso and US$13.5 million by Grupo Sanborns. Based on the jury's verdict, the defendants filed a letter with the Court regarding various legal aspects affecting the final resolution.

On May 18, 2001, the judge reduced the damages determined by the jury from US$454 million to US$121.5 million, or 73%, claimed from Grupo Carso, Grupo Sanborns, Ing. Carlos Slim Helú, CompUSA and its former CEO, Mr. James Halpin. The judge also eliminated from the case the jury's determinations against CompUSA and Mr. James Halpin.

Grupo Carso, Grupo Sanborns and Ing. Slim have taken several actions in the procedure and appealed the sentence in the corresponding Texas courts. The appeals are in process and it is not possible to anticipate their outcome. A bond has been contracted to guarantee the payment that could derive from the final resolution. Even though a reduction in the verdict was obtained, there are plans to continue exercising all legal action, before all the pertinent courts, for the time necessary, in order to obtain acquittal from all pending accusations.

In addition, COC Services, Limited appealed the sentence in order to obtain a resolution closer to the jury's verdict and to include CompUSA and Mr. Halpin.

24 Segment Information:

The most significant data by business segment as of December 31, 2001, 2000 and 1999 is as follows:

2001	Spinoff	Sanborns Stores And Sanborns Café	Mix-up and Discolandia Stores	Sears Department Stores	El Globo	Management of Commercial Oriented Real Estate	Total
Net sales	$ -	$ 6,039,928	$ 1,332,013	$ 8,259,962	$ 745,122	$ 218,399	$ 16,595,424
Operating income	$ -	$ 868,546	$ 129,125	$ 1,585,277	$ 130,695	$ 98,227	$ 2,811,870
Consolidated net income (loss) for the year	$ -	$ 574,412	$ 118,258	$ 698,934	$ 61,187	$ (236,782)	$ 1,216,009
Depreciation and amortization	$ -	$ 197,608	$ 20,799	$ 200,755	$ 36,450	$ 42,045	$ 505,657
Goodwill and negative goodwill amortization	$ -	$ -	$ 22,395	$ -	$ -	$ (321,177)	$ (298,782)
Special item	$ -	$ -	$ -	$ (26,965)	$ -	$ -	$ (26,965)

	2001						
	Spinoff	Sanborns Stores and Sanborns Café	Mix-up and Discolandia Stores	Sears Department Stores	El Globo	Management of Commercial Oriented Real Estate	Total
Loss from spinoff operations	$ (237,738)	$ -	$ -	$ -	$ -	$ -	$ (237,738)
Investment in shares of associated company and unconsolidated real estate trust	$ -	$ -	$ -	$ 496,268	$ -	$ 155,387	$ 651,555
Total assets	$ -	$ 6,448,723	$ 898,818	$ 8,208,748	$ 749,934	$ 3,687,711	$ 19,993,934
Total liabilities	$ -	$ 3,524,996	$ 421,042	$ 4,344,803	$ 145,309	$ 5,722,435	$ 14,178,585

	2000						
	Operación Escindida	Sanborns Stores and Sanborns Café	Mix-up and Discolandia Stores	Sears Department Stores	El Globo	Management of Commercial Oriented Real Estate	Total
Net sales	$ -	$ 5,890,577	$ 1,309,695	$ 7,704,278	$ 700,276	$ 133,513	$ 15,738,339
Operating income	$ -	$ 790,774	$ 99,236	$ 1,472,081	$ 139,986	$ 70,860	$ 2,572,937
Consolidated net income (loss) for the year	$ (654,222)	$ 525,559	$ 108,902	$ 874,980	$ 106,396	$ (82,840)	$ 878,775
Depreciation and amortization	$ -	$ 200,458	$ 28,522	$ 201,254	$ 33,788	$ 68,520	$ 532,542
Goodwill and negative goodwill amortization	$ -	$ -	$ 22,130	$ -	$ -	$ (292,857)	$ (270,727)
Extraordinary item	$ -	$ -	$ -	$ -	$ -	$ (107,123)	$ (107,123)
Loss from spinoff operation	$ (654,222)	$ -	$ -	$ -	$ -	$ -	$ (654,222)
Investment in shares of associated company and unconsolidated real estate trust	$ -	$ -	$ -	$ 612,418	$ -	$ 145,494	$ 757,912
Total assets	$ 20,735,680	$ 6,286,210	$ 912,036	$ 8,789,226	$ 671,943	$ 3,486,039	$ 40,881,134
Total liabilities	$ 11,933,890	$ 4,080,062	$ 400,241	$ 4,818,695	$ 175,212	$ 5,161,384	$ 26,569,484

1 9 9 9

	Sanborns Stores and Sanborns Café	Mix-up and Discolandia Stores	Sears Department Stores	Management of Commercial Oriented Real Estate	Telemarketing	Total
Net sales	$ 5,525,986	$ 1,090,811	$ 6,842,377	$ 416,724	$ 200,553	$ 14,076,451
Operating income	$ 891,412	$ 94,341	$ 1,247,174	$ 80,820	$ 56,274	$ 2,370,021
Consolidated net income (loss) for the year	$ 535,991	$ 66,112	$ 649,627	$ (7,545)	$ 208,197	$ 1,452,382
Depreciation and amortization	$ 195,463	$ 20,579	$ 194,612	$ 25,302	$ 50,948	$ 486,904
Goodwill and negative goodwill amortization	$ -	$ 22,546	$ -	$ -	$ (304,441)	$ (281,895)
Special item	$ -	$ -	$ (43,060)	$ -	$ -	$ (43,060)
Investment in shares of associated company and unconsolidated real estate trust	$ -	$ -	$ 588,310	$ -	$ 754,002	$ 1,342,312
Total assets	$ 6,262,771	$ 818,864	$ 9,753,781	$ 670,655	$ 5,256,638	$ 22,762,709
Total liabilities	$ 2,901,765	$ 243,951	$ 4,931,446	$ 56,290	$ 2,317,292	$ 10,450,744

25

Grupo Carso, S.A. de C.V.

Grupo Sanborns, S.A. de C.V.

Translation of a report originally issued in Spanish
(See Note 1 to the financial statements)
Ruiz, Urquiza y Cía., S. C. / Arthur Andersen

Mexico, D.F.

To the Stockholders of
Grupo Carso, S.A. de C.V.,

We have audited the accompanying consolidated balance sheet of GRUPO CARSO, S.A. DE C.V. AND SUBSIDIARIES as of December 31, 2000, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of certain consolidated subsidiaries, which reflect total assets and total net revenues of approximately 36% and 24%, respectively, of the related consolidated totals, were audited by other auditors whose reports have been furnished to us. Our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in Mexico. Those standards require that the audit be planned and performed to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of the other auditors provide a reasonable basis for our opinion.

As mentioned in Note 4, beginning January 1, 2000, the companies adopted the regulations of revised Bulletin D-4, "Accounting for Income Taxes and Employee Profit Sharing", issued by the Mexican Institute of Public Accountants. Consequently, a long-term deferred income tax, asset tax and employee profit sharing liability is recognized, based on the net cumulative effect of temporary differences between the book and tax bases of assets and liabilities as of the balance sheet date. The initial net cumulative effect of adopting this bulletin was the recognition of a long-term deferred liability of $6,212,030,000 through a charge to stockholders' equity. The income tax and employee profit sharing provisions increased by $900,633,000 and $136,340,000, respectively, due to the deferred effects of the year.

In our opinion, based on our audits and the reports of other auditors referred to in the first paragraph, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Grupo Carso, S.A. de C.V. and Subsidiaries as of December 31, 2000, and the results of their operations, the changes in their stockholders' equity and the changes in their financial position for the year then ended, in conformity with accounting principles generally accepted in Mexico.

Arthur Andersen

March 30, 2001 (except aforementioned in Note 24 (b), as to which the date is April 6, 2001)

Expressed in thousands of Mexican pesos with purchasing power as of that date

Assets		
Current assets:		
Cash and marketable securities	$	4,852,675
Accounts receivable, net		11,665,982
Inventories, net		15,839,967
Guarantee of discounted portfolio		535,178
Prepaid expenses		382,517
Total current assets		33,276,319
Long-term accounts receivable		142,680
Property, plant and equipment, net		34,981,700
Investment in associated companies and unconsolidated real estate trust		2,313,501
Concession titles		2,136,215
Other assets, net		1,317,818
Goodwill, net		10,653,881
	$	84,822,114

Liabilities and stockholders' equity	
Current liabilities:	
Bank loans and current portion of long-term debt	$ 14,786,795
Accounts payable to suppliers	8,811,249
Contingent liability for discounted portfolio	200,000
Other accounts payable and accrued liabilities	4,716,372
Excise taxes	515,700
Income taxes	156,657
Employee profit sharing	343,831
Total current liabilities	29,530,604
Long-term debt	13,534,213
Deferred income	96,475
Long-term taxes	237,515
Deferred income taxes and employee profit sharing	8,380,225
Negative goodwill, net	461,971
Total liabilities	52,241,003
Stockholders' equity:	
Capital stock	6,700,245
Additional paid-in capital	2,139,510
Reserve for repurchase of own shares	2,837,315
Surplus paid by minority stockholders	269,684
Retained earnings	41,840,357
Cumulative initial effect of deferred income taxes	(6,212,030)
Cumulative effect of restatement	(24,480,427)
Total majority stockholders' equity	23,094,654
Minority interest	9,486,457
Total stockholders' equity	32,581,111
	$ 84,822,114

The accompanying notes are an integral part of this consolidated balance sheet.

Translation of a financial statement originally issued in Spanish
Grupo Carso, S.A. de C.V. and Subsidiaries

CONSOLIDATED STATEMENT OF INCOME

For the year ended December 31, 2000
Expressed in thousands of Mexican pesos with purchasing power as of that date (except per share data)

Net sales	$	89,040,772
Cost of sales		66,756,140
Gross profit		22,284,632
Selling and administrative expenses		14,309,235
Operating income		7,975,397
Comprehensive result of financing:		
Interest income		2,044,589
Interest expense		(5,836,127)
Foreign exchange gain (loss), net		(13,076)
Gain from monetary position		1,954,003
		(1,850,611)
Other expenses, net		(107,661)
Net amortization of goodwill and negative goodwill		(550,680)
Special item		(102,608)
Income before provisions		5,363,837
Provisions for:		
Income tax for the year		1,458,598
Deferred income tax		900,633
Asset taxes		196,831
Tax benefit for fiscal consolidation		(109,565)
Employee profit sharing for the year		322,396
Deferred employee profit sharing		136,340
		2,905,233
Income before equity in results of associated companies and unconsolidated real estate trust		2,458,604

Equity in results of associated companies and unconsolidated real estate trust		552,964
Income from continuing operations		3,011,568
Loss of discontinued operations		(30,575)
Net income for the year	$	2,980,993
Allocation of net income for the year:		
Majority interest	$	2,596,597
Minority interest		384,396
Net income for the year	$	2,980,993
Basic earnings per ordinary share	$	2.89
Loss of discontinued operations	$	0.01
Weighted average of outstanding shares (000's)		898,167

The accompanying notes are an integral part of this consolidated statement.

Translation of a financial statement originally issued in Spanish
Grupo Carso, S.A. de C.V. and Subsidiaries

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

For the year ended December 31, 2000
Expressed in thousands of Mexican pesos with purchasing power as of that date

	Capital Stock		Additional Paid-in
	Historical	Restatement	Capital
Balances as of December 31, 1999	$ 1,375,189	$ 5,332,570	$ 2,153,427
Cumulative initial effect of deferred income taxes	-	-	-
Repurchase of own shares	(19,933)	(785)	-
Reissuance of own shares	10,001	3,203	(13,917)
Increase in reserve for repurchase of own shares	-	-	-
Capital stock contribution of minority stockholders and surplus paid	-	-	-
Dividends paid to the subsidiaries' minority stockholders	-	-	-
Balances before comprehensive income	1,365,257	5,334,988	2,139,510
Translation effect for the year	-	-	-
Restatement effect for the year	-	-	-
Net income for the year	-	-	-
Balances as of December 31, 2000	$ 1,365,257	$ 5,334,988	$ 2,139,510

The accompanying notes are an integral part of this consolidated statement.

Reserve for Repurchase of Own Shares	Surplus Paid by Minority Stockholders'	Retained Earnings	Cumulative Initial Effect of Deferred Income Tax	Cumulative effect of Restatement	Minority Interest	Total stockholders' Equity
$ 1,253,917	$ -	$ 40,930,160	$ -	$ (23,406,707)	$ 7,052,499	$ 34,691,055
-	-	-	(6,212,030)	-	(1,302,316)	(7,514,346)
(360,043)	-	-	-	-	-	(380,761)
257,041	-	-	-	-	-	256,328
1,686,400	-	(1,686,400)	-	-	-	-
-	269,684	-	-	-	4,250,331	4,520,015
-	-	-	-	-	(310,366)	(310,366)
2,837,315	269,684	39,243,760	(6,212,030)	(23,406,707)	9,690,148	31,261,925
-	-	-	-	37,078	(12,112)	24,966
-	-	-	-	(1,110,798)	(575,975)	(1,686,773)
-	-	2,596,597	-	-	384,396	2,980,993
$ 2,837,315	$ 269,684	$ 41,840,357	$ (6,212,030)	$ (24,480,427)	$ 9,486,457	$ 32,581,111

Translation of a financial statement originally issued in Spanish
Grupo Carso, S.A. de C.V. and Subsidiaries

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

For the year ended December 31, 2000
Expressed in thousands of Mexican pesos with purchasing power as of that date

Operations:		
Income from continuing operations	$	3,011,568
Add (deduct)-		
Items applied to results which did not require (generate) cash-		
Depreciation and amortization		2,425,661
Net amortization of goodwill and negative goodwill		550,680
Deferred income taxes and employee profit sharing		1,036,973
Long-term taxes		237,515
Equity in results of associated companies and unconsolidated real estate trust, net of dividends received		(126,993)
Special item		102,608
Employee severance benefits		27,756
Item related to investing activities-		
Loss on sale of property, plant and equipment		99,718
Net resources obtained from results		7,365,486
Net changes in working capital, except treasury		(5,433,129)
Net resources generated by operating activities		1,932,357
Financing activities:		
Reissuance of own shares		256,328
Net increase in bank loans and long-term debt, in real terms		3,588,459
Net amortization of bank loans and long-term debt, in constant Mexican pesos		(1,748,719)
Repurchase of own shares		(380,761)
Dividends paid to subsidiaries' minority stockholders		(310,366)
Net resources generated by financing activities		1,404,941
Investing activities:		
Additions to property, plant and equipment, net of retirements		(1,880,748)
Net effect of incorporating subsidiaries, net of minority interest		(4,068,999)
Decrease in investment in shares and in unconsolidated real estate trust		612,090
Other assets		(78,192)
Net resources used in investing activities		(5,415,849)
Net decrease in cash and marketable securities		(2,078,551)
Cash and marketable securities:		
At beginning of year		6,931,226
At end of year	$	4,852,675

The accompanying notes are an integral part of this consolidated statement.

Expressed in thousands of Mexican pesos with purchasing power as of that date

1. Explanation added for translation into English:

The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico. These financial statements are presented on the basis of accounting principles generally accepted in Mexico. Certain accounting practices applied by the companies that conform with accounting principles generally accepted in Mexico may not conform with accounting principles generally accepted in the country of use.

2. Activities of the companies:

Grupo Carso, S.A. de C.V. (CARSO or the Company) is the holding company of a group of companies whose primary activities are carried out in the following industries: tobacco; mining and metallurgical; hospitality; operation of retail stores of personal computers, department stores, carrying gifts, music items, restaurants and bakeries; baking and sale of bread and cakes; railway cargo services; manufacturing and distribution of copper and copper alloy by-products; manufacturing and distribution of aluminum ingots, sheets, foil and other aluminum by-products; manufacturing of electric cables; manufacturing and distribution of ceramic tiles; and lease and manage commercial real estate "malls".

3. Basis of consolidation and acquisition of subsidiaries:

Basis of consolidation-

The consolidated financial statements include the financial statements of CARSO and those of the following subsidiaries, over whose management CARSO exercises control:

	Ownership %		
Company	Direct	Indirect	Total
Inmuebles Cantabria, S.A. de C.V. and Subsidiaries (Cantabria)	99.99	0.01	100.00
Grupo Calinda, S.A. de C.V. and Subsidiaries (Calinda)	100.00	-	100.00
Servicios Administrativos Lava, S.A. de C.V. (Lava)	99.99	0.01	100.00
Proveedora Inbursa, S.A. de C.V. (Proveedora)	90.00	-	90.00
Consorcio Bosques, S.A. de C.V. and Subsidiaries (Consorcio)	61.85	-	61.85
Grupo Sanborns, S.A. de C.V. and Subsidiaries (Sanborns)	79.41	0.13	79.54
Empresas Frisco, S.A. de C.V. and Subsidiaries (Frisco)	89.39	9.44	98.83
Grupo Condumex, S.A. de C.V. and Subsidiaries (Condumex)	99.54	-	99.54
Servicios Corporativos Cigatam, S.A. de C.V. (Cigatam)	50.00	-	50.00
Corporación Industrial Llantera, S.A. de C.V. (Corporación)	100.00	-	100.00
Industrias Nacobre, S.A. de C.V. and Subsidiaries (Nacobre)	99.89	-	99.89
Porcelanite, S.A. de C.V. and Subsidiaries (Porcelanite)	99.93	-	99.93

Grupo Industrial Carso, S.A. de C.V. (Industrial)	99.99	0.01	100.00
Cigarros la Tabacalera Mexicana, S.A. de C.V. and Subsidiary	-	50.01	50.01
Carso, LLC	100.00	-	100.00
Artes Gráficas Unidas, S.A. de C.V.	-	68.19	68.19
Galas de México, S.A. de C.V.	-	80.51	80.51
Promotora Galas, S.A. de C.V.	-	80.51	80.51
Grupo Convertidor Industrial, S.A. de C.V.	-	80.55	80.55
PC Construcciones, S.A. de C.V.	-	76.00	76.00
Eficorp, S.A. de C.V.	90.00	-	90.00

The financial statements of CompUSA, Inc. (CompUSA), Sanborns' foreign subsidiary, whose operation is independent, are restated using the inflation rate of the country where the subsidiary has operations, following the guidelines described in Bulletin B-15, which is described with more detail in Note 4. The restated financial statements are translated into Mexican pesos at the exchange rate as of yearend.

The equity in the results and changes in equity of subsidiaries and associated companies acquired or sold during the year are included in the financial statements from or up to the date of the transactions, restated in terms of Mexican pesos with purchasing power as of yearend.

All significant intercompany balances and transactions have been eliminated in consolidation.

Acquisition of subsidiaries-

In March 2000, Sanborns acquired through Sanborns, LLC 51% of CompUSA's common stock. CompUSA is a company incorporated in the United States of America (USA) that operates retail stores of personal computers and related products and services. The amounts of net sales, operating income, net loss for the period and total assets of Sanborns, LLC and Subsidiaries from the acquisition date through yearend, amounted: $39,280,158; $219,152; $(626,647) and $19,859,360, respectively. The acquisition generated goodwill of $9,174,347. The price paid for the minority interest originated a surplus of $269,684.

4. Significant accounting policies:

The financial statements were prepared in conformity with accounting principles generally accepted (GAAP) in Mexico, which require that management make certain estimates and use certain assumptions to determine the valuation of some of the items included in the financial statements and make the required disclosures therein. While the estimates and assumptions used may differ from their final effect, management believes that they were adequate under the circumstances. A summary of the significant accounting policies is as follows:

(a) Change in accounting policies-

Beginning January 1, 2000, the companies adopted the regulations of revised Bulletin D-4, "Accounting for Income Taxes and Employee Profit Sharing", issued by the Mexican Institute of Public Accountants (IMPC). Consequently, a long-term deferred income tax, asset tax and employee profit sharing liability is recognized, based on the net cumulative effect of the temporary differences between the book and tax bases of assets and liabilities as of the balance sheet date. The initial net cumulative effect of adopting this bulletin was the recognition of a long-term deferred liability of $6,212,030, through a charge to stockholders' equity. The income tax and employee profit sharing provisions increased by $900,633 and $136,340, respectively, due to the deferred effects of the year.

Until December 31, 1999, the companies recognized, by means of the liability method, the future effects of income taxes and employee profit sharing related to the cumulative temporary differences between book and taxable income, which arose from specific items whose turnaround period could be determined and that were not expected to be replaced by items of a similar nature and amount. The most significant nonrecurring temporary differences that generated deferred effects were those related to the valuation of temporary investments at market value.

(b) Translation of financial statements-

The financial statements of foreign subsidiaries whose operations are an integral part of the Mexican companies are translated as follows: monetary items at the exchange rate at yearend; nonmonetary assets and stockholders' equity at the exchange rate at the date the transactions occurred or were generated. The resulting Mexican peso figures are restated using factors derived from the National Consumer Price Index (NCPI).

The financial statements of CompUSA, represent 45% of consolidated net sales and 23% of consolidated total assets in 2000. The books and records of CompUSA maintained in US dollars and translated into Mexican pesos in accordance with Bulletin B-15, "Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations", issued by the IMPC, as follows:

- The financial statements of a foreign subsidiary whose operation is independent are adjusted to conform with Mexican GAAP, using the inflation rate of the country in which it operates.

- All amounts in the balance sheet are translated at the exchange rate in effect at yearend. The difference between capital stock translated at the exchange rate in effect at the date of contribution or generation and translation at the exchange rate in effect at yearend is included in the translation effect. The income statement is translated at the exchange rate in effect at yearend. The effects of the translation are included in the cumulative restatement effect in stockholders' equity.

Continental General Tire, Inc., a 19.4%-owned foreign associated company, is recorded using the equity method. Since this associated company is operated independently, the guidelines to be used for translation of its financial statements for application of the equity method are those described in the preceding paragraph. However, the financial statements of this company are not restated but are translated into Mexican pesos at the exchange rate as of yearend. The effect of not following Bulletin B-15, is not significant to the consolidated financial statements of CARSO.

(c) Recognition of the effects of inflation in the financial information-

The companies restate all of their financial statements in terms of the purchasing power of the Mexican peso as of the end of the latest period, thereby comprehensively recognizing the effects of inflation.

The inflation rates for 2000 for the countries in which the companies operate are as follows:

	%
USA	3.37
Mexico	8.96

In order to recognize the effects of inflation in terms of Mexican pesos with purchasing power as of yearend, the procedures are as follows:

- *Balance sheet:*

  Inventories are restated to their net replacement cost, which does not exceed realizable value.

  Property, plant and equipment are originally recorded at their acquisition and/or construction cost. Property, plant and equipment of domestic origin are restated using factors derived from the NCPI, and the imported machinery and equipment are restated in the currency of origin based on the inflation of the country of origin and the current exchange rate.

  Depreciation is calculated on restated values and based on the estimated economic useful lives of the assets.

  The investment in associated companies and unconsolidated real estate trust is restated under the equity method, based on the audited financial statements of the associated companies, restated on the same basis as those of CARSO, with the exception of Continental General Tire, Inc., as mentioned above.

  The concession titles obtained by Ferrosur, S.A. de C.V. (Ferrosur) a Frisco's subsidiary company, are recorded at their award cost, restated based on the NCPI, and amortized using the straight-line method over 50 years since the concession was granted for that period of time.

The goodwill and negative goodwill are restated using a factor derived from the NCPI from the date of contribution or generation.

Stockholders' equity and other nonmonetary items are restated using a factor derived from the NCPI from the date of contribution or generation.

- *Statement of income:*

Revenues and expenses, which are associated with a monetary item, are restated from the month in which they arise through yearend, based on factors derived from the NCPI.

The costs and expenses associated with nonmonetary items are restated as follows:

- The cost of sales is restated on the basis of its replacement cost, as a function of the restatement of the inventory being consumed or sold.
- As stated above, depreciation is calculated on the restated value of property, plant and equipment.
- Those expenses and income associated with the other nonmonetary items are restated through yearend, as a function of the nonmonetary assets consumed or sold.

The gain or loss from monetary position, which represents the erosion of the purchasing power of monetary items caused by inflation, is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI, and is restated at yearend with the corresponding factor.

- *Other statements:*

The cumulative effect of restatement presented in the statement of stockholders' equity is comprised mainly of the translation effect and the gain or loss resulting from holding nonmonetary assets, which represents the change in the specific price level of these assets as compared to the change in the NCPI.

The statement of changes in financial position presents the changes in constant Mexican pesos, according to the financial position at the prior yearend, restated to Mexican pesos as of the most recent yearend.

(d) Marketable securities-

Marketable securities are primarily bank acceptances, bank funds, short term variable-rate and debt investment funds shares valued at market (cost plus accrued interest).

(e) Investment in associated companies and unconsolidated real estate trust-

The main investment in associated companies and unconsolidated real estate trust is as follows:

	%
Grupo Comercial Gomo, S.A. de C.V.	25.890
Centro Comercial Plaza Satélite (Trust fund F-7278 Bancomer, S.A.)	46.875
Continental General Tire, Inc.	19.400
Philip Morris México, S.A. de C.V.	49.995
Grupo Primex, S.A. de C.V.	40.000

(f) Goodwill and negative goodwill from the acquisition of subsidiaries-

Goodwill resulting from acquisitions made by the Company at prices greater than the restated book value of the related subsidiary will be amortized over 10 years for domestic acquisitions and 20 years for acquisitions of foreign companies, the term over the management estimated that additional benefits will be generated from the investment. The amount amortized in 2000 was $ 737,588. The negative goodwill resulting from acquisitions made by the Company at an amount lower than restated book value of the related subsidiary will be amortized over a period of 5 years. The amount amortized in 2000 was $ 326,132.

As of December 31, 2000, goodwill was represented mainly by the acquisition of shares of CompUSA in 2000; and Condumex, Sanborns and Porcelanite in 1999, and the associated company Continental General Tire Inc. acquired in 1998. Negative goodwill is represented mainly by the acquisition of shares of Sears Roebuck de México, S.A. de C.V. (Sears Mexico) by Sanborns in 1997.

Goodwill or negative goodwill arising from the purchase of shares of subsidiaries or associated companies already part of the Group is amortized at the time the shares are acquired.

In the acquisition of CompUSA, some covenants not-to-compete were signed with former executives of the company by means of a unique payment. These covenants increased the goodwill and will be amortized over 12 to 24 months. The amount amortized in 2000 was $ 139,224.

(g) Income taxes and employee profit sharing-

At December 31, 2000, the companies recorded a net long-term deferred income tax liability, based on the cumulative effect of the temporary differences between the book and tax bases of assets and liabilities as of the balance sheet date.

The deferred employee profit sharing was calculated considering the temporary differences originated during the year that may generate a future liability or benefit that will be realized.

(h) Employee benefits-

According to the Federal Labor Law, most subsidiaries are liable for severance payments and seniority premiums to employees terminating under certain circumstances.

Some subsidiaries record the liabilities from seniority premiums, pensions and retirement payments as they accrue, using actuarial calculations based on the projected unit credit method, based on real interest rates.

Some subsidiaries have covered all benefit obligations projected to the estimated retirement date of the companies' employees by means of a trust fund. The remaining subsidiaries accrue a liability which at present value will cover the benefit obligation projected to the estimated retirement dates of the companies' employees.

Indemnity payments are charged to results in the period in which they are made.

(i) Revenue recognition-

Revenues are recognized when the products are shipped or delivered or when services are rendered to the client. The interest generated in commercial operations is recorded as earned.

(j) Comprehensive result of financing-

The comprehensive result of financing includes all financial revenues and expenses, such as interest income and expense, exchange gains and losses and gains or losses from monetary position, as they occur or accrue.

Transactions in foreign currency are recorded at the exchange rate as of the date of the transaction, and assets and liabilities in foreign currency are adjusted to the exchange rate as of yearend, affecting income as part of the comprehensive result of financing.

(k) Option transactions-

Premiums paid or earned on put or call options are amortized on the date of expiration, net of the related gain or loss if settled in cash, and the resulting amount is recorded in other expenses. If the transaction is settled in kind, the premiums earned or paid become part of the acquisition cost of the underlying shares.

(l) Earnings per share-

Earnings per share were calculated based on majority interest net income and the weighted average number of shares outstanding during the year.

The effect per share of the loss in discontinuing operations has been determined by dividing this item by the corresponding number of shares determined as mentioned above.

(m) Comprehensive income-

Comprehensive income is comprised of the net income for the period plus any gains or losses that according to specific regulations are presented directly in the statement of changes in stockholders' equity, such as the restatement and translation effect for the year.

5. New accounting principle:

In 2001, new Bulletin C-2, "Financial Instruments", will become effective, which establishes the methodology for the valuation and recording of financial instruments. This bulletin requires that the effects of certain derivative financial instruments contracted be recorded as assets or liabilities affecting the comprehensive financing result. Those certain derivative financial instruments that have been designated and that function effectively as a hedge of assets or liabilities or future transactions will affect the assets when they are realized, the liabilities when they are settled and the transactions as they occur.

At December 31, 2000, the cumulated effect of the financial instrument valuation (see Note 25) recorded in the financial statements represents a net asset of $53,889, with a corresponding charge to results of the same amount. The effect not recorded at this date is not significant.

6. Foreign currency transactions and position:

At December 31, 2000, the Mexican companies had assets and liabilities denominated in U.S. dollars, valued at the $9.5997 peso/dollar exchange rate, as follows:

		Thousands of U.S. Dollars
Current assets		605,842
Liability-		
Current		(767,724)
Long-term		(760,091)
		(1,527,815)
Net foreign currency denominated liabilities		(921,973)
Equivalent in thousands of Mexican pesos	$	(8,850,664)

During the year, the companies had the following significant transactions in foreign currency:

		Thousands of U.S. Dollars
Sales		619,914
Interest income		780
Purchases		(949,612)
Interest expense		(56,350)
Technical assistance		(5,650)
Royalties		(1,112)
Expenses		(66,419)
		(458,449)
Equivalent in thousands of Mexican pesos	$	(4,459,313)

At March 30, 2001, the unaudited foreign currency position was similar to that at yearend and the exchange rate was 9.4933 Mexican pesos per U.S Dollar.

7. Cash and marketable securities:

Cash	$	872,254
Marketable securities		3,980,421
	$	4,852,675

8. Accounts receivable:

Trade	$	11,306,375
Sundry debtors		1,525,162
		12,831,537
Allowance for doubtful accounts		(612,471)
Discounted portfolio		(2,011,873)
		10,207,193
From derivative operations		53,889
Recoverable taxes		691,064
Related parties		584,738
Recoverable value-added tax		129,098
	$	11,665,982

Sears Mexico entered into an agreement with Banco Inbursa, S.A. (Inbursa), a related party, whereby it establishes that Inbursa is willing to acquire, at a discount, promissory notes signed by individuals, derived from sales transactions on credit that take place at the subsidiary's different establishments.

The maximum amount of the discount is $2,100,000, net of the percentage guarantee (difference between the payment of 83.3334% of the promissory note value and its total value). The amount available for discount is revolving.

Inbursa will only discount the principal amount reflected in the debtor's statement of account. Sears Mexico reserves the right to charge interest, collection expenses and any other amount derived from the promissory notes. This contract expires on March 30, 2002.

The promissory notes will be received subject to collection. Therefore, Sears Mexico agrees to be jointly liable for the customers' debt during the term of the contract, up to $200,000.

Additionally, Sears Mexico is obligated to pay Inbursa a discount rate of TIIE plus 1.25% on the unpaid amount of the promissory notes discounted through their maturity date.

9. Inventories:

Raw materials	$	3,448,502
Work-in-process		283,719
Finished product		1,702,357
Merchandise in stores		9,271,092
Food and beverages		81,046
Concentrates and other		228,433
Merchandise-in-transit and advances to suppliers		680,042
Spare parts and other		668,554
		16,363,745
Less- Reserve for slow-moving inventories and other		(523,778)
	$	15,839,967

10. Property, plant and equipment:

Buildings and leasehold improvements	$	16,562,707
Industrial machinery and equipment		27,963,697
Transportation equipment		989,761
Furniture and fixtures		2,735,530
Computer equipment		2,128,940
Other equipment		31,838
		50,412,473
Less- Accumulated depreciation		(24,572,533)
		25,839,940
Land		6,778,785
Construction-in-progress and machinery-in-transit		2,362,975
	$	34,981,700

11. Accounts payable:

Taxes payable	$	1,035,538
Unearned income		295,512
Interest payable		243,548
Accrued liabilities		2,316,119
Related parties		469,995
Collateral		249,026
Others		106,634
	$	4,716,372

12. Concession titles:

Beginning on December 18, 1998, Ferrosur has, the rights over the concession of Vía Troncal del Sureste, and the main features of such rights are as follows:

- The concession includes the general communication railway line of the above line and the public property assets, for the rendering of cargo service, as well as the auxiliary services of a cargo terminal, of warehouse services for railway equipment and maintenance and transfer workshops.

- The rights over the general communication railway line and the public property assets are granted exclusively for 50 years, beginning on December 18, 1998, renewable for an equivalent period, under certain circumstances.

- The exclusive rights for the rendering of cargo service are for a 30-year period, with the exception of payment and dragging rights.

- The concessionaire commits to invest at least that established in the "Business Plan," to be updated every five years.

- At the end of this concession, whatever the cause, the railway and assets shall be returned to the state, in good operating condition, according to the respective governmental regulations and at no cost to the Federal Government.

13. Related-party balances:

The balances with related parties excluding financial operations are as follows:

Receivables-		
Sinergía, Soluciones Integrales de Energía, S.A. de C.V.	$	535,203
Sears Roebuck & Co.		2,542
Comm South/EZ Tel		19,123
Others		27,870
	$	584,738
Payables-		
Sears International Marketing, Inc.	$	62,194
Inversora Bursátil, S.A. de C.V.		122,241
Banco Inbursa, S.A., Grupo Financiero Inbursa		79,617
Philip Morris México, S.A. de C.V.		195,216
Others		10,727
	$	469,995

14. Tax environment:

In Mexico-

Income and asset tax regulations:

The companies established in Mexico are subject to income and asset taxes. Income taxes are computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values and the deduction of purchases in place of cost of sales, which permit the deduction of current costs, and taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the result from monetary position. Beginning in 1999, the income tax rate increased from 34% to 35% with the option to pay this tax each year at a rate of 30%, with the remainder payable upon distribution of earnings. This remainder is recorded as a long-term liability.

Asset taxes are computed at an annual rate of 1.8% on the average of the majority of restated assets less certain liabilities, and the tax is paid only to the extent that it exceeds the income taxes of the period. Any required payment of asset taxes is creditable against the excess of income taxes over asset taxes of the preceding three and following 10 years.

Tax consolidation:

Carso is authorized by the Secretariat of Finance and Public Credit to file a consolidated income tax and asset tax return that excludes its foreign subsidiaries.

Book and taxable income:

The provision for income taxes is determined on the basis of the consolidated taxable income that only includes the Mexican subsidiaries. The principal differences between book and taxable income are the inflationary component, the deduction of purchases in place of cost of sales, the effect of installment sales, the difference between book and tax depreciation, the gain or loss from monetary position and the restatement of short-term investments to market value.

Employee profit sharing:

Employee profit sharing is determined based on the taxable income of each operating company and excludes inflationary component effects, and depreciation is based on historical rather than restated values.

Deferred taxes:

The items comprising the deferred tax liability (assets) as of December 31, 2000 are as follows:

Temporary investments	$	455,653
Accounts receivable from installment sales		938,885
Inventories		3,846,154
Property, plant and equipment		5,383,810
Investment in real estate trust and subsidiary		121,393
Amortized goodwill		407,104
Translation effect		(31,866)
Complementary asset reserves and liability reserves		(302,961)
Loss on sale of shares		(177,885)
Tax loss carryforwards		(1,869,602)
Recoverable asset taxes		(610,965)
Estimated income		247,886
Advances from customers		(193,393)
Others		46,942
Deferred income taxes		8,261,155
Deferred employee profit sharing		119,070
Deferred income tax and employee profit sharing	$	8,380,225

In the U.S.A-

Foreign subsidiaries compute their income taxes based on their individual taxable income and in accordance with the specific tax regulations of the U.S.A. The provisions for income taxes of foreign subsidiaries are not significant since they have accumulated tax losses which amount to 262.5 million U.S dollars and must be used before 2020. A 100% valuation allowance has been provided for the future income tax benefit of the tax loss carryforwards.

15. Long-term debt:

At December 31, 2000, long-term debt is as follows:

Medium-term notes	$	2,176,000
Syndicated loans		7,919,755
Direct loans		1,455,251
Credit lines		4,521,382
Financial leasing and equipment loans		174,873
		16,247,261
Less- Current portion		(2,713,048)
	$	13,534,213

Maturity dates of long-term debt as of December 31, 2000 are as follows:

		Amount
2002	$	7,740,508
2003		4,141,641
2004		334,927
2005 and following years		1,317,137
	$	13,534,213

Medium-term notes-

Medium-term note placed on the Mexican Stock Exchange, payable in one installment on November 1, 2001, bearing interest at the TIIE rate plus 0.5%, payable every 28 days. During 1999, $200,000 of this note was repurchased	$	900,000

Ferrosur contracted a medium-term simple unsecured loan with Banco Inbursa, S.A., payable in a single installment on December 17, 2002, bearing interest at the 28-day TIIE rate plus 0.25%, payable in monthly installments		1,276,000
	$	2,176,000

Syndicated loans-

On December 13, 2000, Sanborns, Nacobre, Frisco and Porcelanite entered into a loan and guarantee agreement (syndicated loan) for US$370 million with Bank of America National Trust and Saving Association as the managing agent and Chase Manhattan Bank as the syndicated agent, payment thereof being guaranteed by CARSO. The loan is due in three semiannual payments beginning December 13, 2002, bearing interest payable on a quarterly basis at a net annual interest rate equivalent to the LIBOR plus 1.25%	$	3,551,888
On September 5, 1997, Nacobre, Sanborns, Sears Mexico, Sanborn Hermanos and Frisco entered into a loan and guarantee agreement (syndicated loan) for US$310 million with Bank of America National Trust and Saving Association as the managing agent and Chase Manhattan Bank as the syndicated agent, payment thereof being guaranteed by CARSO. The loan is due in semiannual payments from February 22, 2000 through August 22, 2002, bearing interest payable on a quarterly basis at a net annual interest rate equivalent to the LIBOR plus 0.70%		2,687,919
On October 15, 1999, Condumex signed a syndicated loan agreement for US$175 million with foreign banks, the managing agent being Citibank Corporation, with interest at LIBOR plus 2.25%, 2.375% and 2.5 % in the first, second and third years, respectively, and quarterly payments beginning in July 2001, the last being in October 2002		1,679,948
	$	7,919,755

The syndicated loan agreements establish certain covenants, the most significant of which are the following:

(a) Continue in the present line of business.

(b) Maintain the accounting records and prepare financial statements in conformity with accounting principles generally accepted in Mexico.

(c) Comply with all pertinent tax, environmental and labor law regulations.

(d) The consolidated stockholders' equity of Grupo Carso, S.A. de C.V. shall not be less than $9,500,000.

(e) During the following four years, the consolidated interest coverage ratio in Grupo Carso, S.A. de C.V. shall not be less than 1.75 to 1.00.

(f) During the following four years, the overall ratio of consolidated debt to consolidated income of Grupo Carso, S.A. de C.V. before income taxes, interest, depreciation and amortization, among other items (EBITDA), shall not be greater than 3.5 to 1.
(g) No liens shall be placed on property, other than those established in the loan agreement.
(h) Except as established in the loan agreement, no assets shall be sold other than those under normal business transactions.
(i) Dividends other than those to the holding company shall not be paid.
(j) No agreements shall be executed whereby the capacity of the subsidiaries of Grupo Carso, S.A. de C.V. to pay dividends is restricted.
(k) Only intercompany transactions arising from the normal course of business shall be carried out and at prices that are not lower than those obtained from a third party.

Direct loans-

Cigatam signed in September 1999 a loan agreement with General Electric Corporation for US$25 million with interest at LIBOR plus 2.4% payable on a quarterly basis. The principal will be paid in eight quarterly payments of US$490,000 each, 24 quarterly payments of US$670,000 each, and a final payment of US$5 million, guaranteed by the real estate of the plant located in Guadalajara, Jalisco, which must be kept free of liens until the termination of the contract	$	221,177
This loan establishes restrictions and/or obligations for the Company, the most important of which are: maintaining stockholders' equity greater than US$100 million; maintaining a ratio of interest expense to revenue of no greater than 1 to 3.5; it cannot guarantee debt in excess of US$10 million for other affiliated companies; and it cannot acquire or sell more than 10% of its property, plant and equipment		
Condumex, Porcelanite and Nacobre obtained direct loans in U.S. dollars and Spanish pesetas due in quarterly and semiannual instruments, the last being in June 2008, at variable interest rates from 7.40% to 9.29% for U.S. dollars and 4.65% at yearend for Spanish pesetas		880,221
Condumex obtained direct loans in U.S. dollars guaranteed by EXIMBANK to promote imports, with variable interest rates of 6.48% and 8.60% at yearend. The last payment of this loan is in November 2002		29,082
Some subsidiaries signed promissory notes with Banco Inbursa in Mexican pesos. The interest rate is the equivalent of the highest rate available among various financial instruments. The last payment of this loan bearing 2005		48,777
Industrias Nacobre, S.A. de C.V. contracted a direct loan with GE Capital Corporation for US$18,600,000 bearing interest at LIBOR plus 2.4%, maturing in 2008		178,554

Industrias Nacobre, S.A. de C.V. contracted a direct loan with Citibank International PLC for US$10,036,000 bearing interest at LIBOR plus 0.10% maturing in 2004		96,342
Industrias Nacobre, S.A. de C.V. contracted a direct loan with Brazilian government for US$114,000, bearing interest at 1%, maturing in 2019		1,098
	$	1,455,251

Credit agreements-

CompUSA, Inc. obtained a secured revolving credit agreement with a consortium of banks and financial institutions maturing in June 2002. The revolving credit facility is secured by the Company's inventory and accounts receivable and provides for letters of credit and borrowings of up to US$400 million at the bank's base rate or LIBOR plus 1.25% to 2.50%. As of December 31, 2000, the Company had approximately US$224,992,000 outstanding under this Credit Agreement. The weighted average interest rate for 2000 was 9%	$	2,159,856
CompUSA, Inc. entered into a three-year US$150 million revolving unsecured credit facility beginning on August 24, 2000 with Banco Inbursa, an affiliate of the Company, at a rate determined monthly via 30-day promissory note renewals (8.15% in 2000). As of December 31, 2000, the Company had approximately US$110,000,000 outstanding under this Credit Agreement		1,055,967
In August 1998, the Company issued a US$136 million subordinated promissory note payable to Radio Shack Corporation, formally known as Tandy Corporation (the "Seller Note"). The Seller Note bears interest at a rate of 9.48% per annum and provides for its repayment in semiannual installments over a period of 10 years. The first three years of payments are interest only, with the first principal payment due on December 31, 2001		1,305,559
	$	4,521,382

The secured revolving credit agreement obtained by CompUSA, Inc. for US$ 224,992,000, in addition to being secured by the Company's inventory and accounts receivable, establishes other restrictions. Among others, the Credit Agreement requires the Company to maintain a defined minimum fixed charge coverage ratio throughout its remaining term and meet defined EBITDA requirements during the six months following the amendment date (June 15, 2000).

Equipment loans and financing leases-

Equipment loans and financing leases have been contracted by some subsidiaries for the acquisition of machinery and equipment, which are being amortized

through 2008 and are guaranteed by the investment itself. Interest is the equivalent of the highest rate yielded among various financial instruments	$	174,873

To date, the companies have complied with all covenants established in the agreements.

16. Long-term taxes payable:

Income taxes	$	235,312
Value-added tax		2,203
	$	237,515

17. Employee benefits:

In Mexico-

The employee benefit obligation relates to the pension plan, which will cover the pension and seniority premiums due upon retirement.

The consolidated fund prepayment is as follows:

Subsidiaries with trust funds-		
Projected benefit obligation (PBO)	$	(1,087,409)
Less- Trust funds		1,423,179
Funded status		335,770
Amortization of transition liability		(139,949)
Amortization of variances in assumptions		157,508
Additional liability		(97,010)
Prepaid expense	$	256,319

Subsidiaries without trust funds-		
Projected benefit obligation (PBO)	$	(101,664)
Amortization of transition asset		3,567
Amortization of variances in assumptions		21,192
Additional liability		(4,792)
Net projected benefit obligation	$	(81,697)

The cost of employee benefits is as follows:		
Service costs	$	23,995
Amortization of transition liability		2,217
Amortization of variances in assumptions		3,563
Financial cost for the year		23,744
		53,519
Less- Actual return on plan assets		(25,763)
Net cost for the period	$	27,756

The real interest rates utilized in the actuarial calculations are as follows:

	%
Interest rate	5
Salary increase rate	1
Investment return rate	6

In the USA-

ComUSA sponsors a defined contribution profit-sharing plan covering employees of the Company and its subsidiaries. In addition, the Company sponsors a deferred compensation plan that permits eligible officers and employees to defer a portion of their compensation. The Company's expense for contributions to the profit-sharing plan and the deferred compensation plan aggregated approximately $900,000 for 2000.

18. Stockholders' equity:

Capital stock-

As of December 31, 2000, capital stock was comprised of 915,000,000 common, registered, no-par value shares, of which 893,500,000 shares are fully subscribed and paid.

Series A1 shares represent the minimum fixed capital, while Series A2 shares correspond to variable capital. No offering has been made of Series A2 shares. The variable capital may not exceed 10 times the amount of the minimum fixed capital. Shares may only be owned by Mexican citizens or Mexican companies that have a foreigner exclusion clause.

As of December 31, 2000, the nominal reserve for the repurchase of the Company's own shares amounted to $2,400,000. The maximum capital stock that may be repurchased has been set at $100,000 of nominal value. This amount represents 7.1525% of capital stock. As of December 31, 2000, 21,500,000 shares were pending reissuance.

As of March 30, 2001 the Company held 24,750,000 of its own shares amounting to $683,793, which are pending reissuance in the stock market.

Retained earnings-

Dividends paid to individuals or foreign residents will be subject to income tax withholding at an effective rate ranging from 7.5% to 7.7%, depending on the year in which the earnings were generated. In addition, if earnings for which no corporate tax has been paid are distributed, the tax must be paid upon distribution of the dividends. Consequently, the Company must keep a record of earnings subject to each tax rate. Earnings for which corporate taxes have been paid amounted to approximately $11,892 as of December 31, 2000.

Capital reductions will be subject to taxes on the excess of the reduction over the price-level adjusted paid-in capital, in accordance with the formula prescribed by the income tax law.

The annual net income of each company is subject to the legal requirement that 5% thereof be transferred to a legal reserve each year until the reserve equals 20% of capital stock. As of December 31, 2000, the nominal amount of CARSO's legal reserve was $381,635, and was included under retained earnings. This reserve may not be distributed to stockholders during the existence of the Company, except in the form of a stock dividend.

19. Other expenses, net:

Project investigation expenses	$	(114,139)
Loss on sales of property, plant and equipment		(99,718)
Recovery of taxes from prior years		16,597
Cancellation of excess liabilities		21,065
Other, net		68,534
	$	(107,661)

20. Lease agreements:

The Sanborns' subsidiaries hold leases for 526 department stores (CompUSA, Sanborns, Sears, Sanborns Café, Mix-up, Discolandia, La Feria del Disco and Pastelerías el Globo). The lease terms range from one to 20 years.

As well, the companies have lease contracts with third parties as lessees of spaces within commercial centers. The lease terms range from one to 15 years.

21. Special item:

Beginning in January 2000, the Centro Comercial Plaza Universidad (Sears' subsidiary) began a major remodeling project to improve its image as well as its concept. This required the demolition of certain existing assets; these retirements were recognized as a special item in the statement of income.

22. Discontinued operation:

As part of the reorganization carried out in CompUSA, Inc., the company' management decided to close some lines of the business that were not the sufficiently profitable. The losses incurred by these businesses, is presented in the 2000 income statement as a separate line item.

23. Commitments:

(a) As of December 31, 2000, certain subsidiaries of Sanborns have entered into agreements with suppliers for the construction and remodeling of stores. These commitments amount to approximately $189,000.

(b) The mining subsidiaries sell their minerals on the basis of sales agreements, usually renewed each year, where conditions are established, as well as the reference international market metal prices. Subsidiary Química Flúor, S.A. de C.V. signed several long-term contracts, adjustable on an annual basis, with Atofina Chemical, inc., E.I. du Pont de Nemours & Co. and Solvay Fluorides where the commitment is made to sell them almost their entire production of hydrofluoric acids at prices similar to market.

(c) As of December 31, 2000, subsidiary Ferrosur, as part of the agreements for the concession of the Main Railway of the Southeast, commits, at a minimum, to the provisions of the "Business Plan" including, among other items, the fulfillment of the investment budget in rolling equipment, railway, installations, maintenance and improvement to electronic installations and systems.

24. Contingencies:

(a) On April 2, 1997, CARSO acquired a 60% equity interest in Sears México, owned by Sears USA, through an agreement whereby Sears USA is entitled to require at any time through April 2, 2002 that Grupo Carso acquire all or a portion of the remaining 15% of the Sears México shares it still owns. The purchase price of the shares would be the same price Grupo Carso paid according to this agreement, plus 8% annual interest, to accrue from April 2, 1997 through the date on which the option is exercised. If Sears USA decides to exercise its right to sell the entire 15% of its equity share in Sears México to Grupo Carso, the purchase price would be approximately US$25.75 million, plus interest calculated according to the procedure already mentioned.

(b) In early 2000, a lawsuit was filed against the Company and certain other defendants, including James Halpin, the former Chief Executive Officer of the Company, on behalf of COC Services, Ltd. alleging, among other things, breach of contract, tortuous interference and conspiracy. The jury trial for this case began on January 16, 2001, and concluded on February 8, 2001, with a jury verdict against the Company and all of the other defendants, for $90,000,000 in actual damages, against the Company for $94,500,000 in exemplary damages, against Halpin for $175,500,000 in exemplary damages and against the remaining defendants for $94,500,000 in exemplary damages. No issues of indemnification regarding Halpin have been determined. On March 15, 2001, the Company filed a motion with the trial court for judgment not withstanding the verdict. The Company also intends to file for a new trial, if necessary. The court has not entered a judgment on the verdict. If the Company's motions are denied at the trial court level, the Company intends to vigorously appeal the verdict and any resulting judgment. The Company's management and its counsel believe that the jury's verdict as to the Company was an incorrect application of law and, accordingly, believe the Company has solid grounds for a successful appeal, if an appeal becomes necessary. Accordingly, at December 31, 2000, no amount has been accrued for this matter. If the Company is not successful in connection with the post-verdict motions and appeal, the Company's financial condition and results of operations would be materially and adversely affected.

25. Financial instruments:

During 2000, CARSO carried out different transactions with derivative instruments, which are summarized below, as temporary substitutes of cash transactions or to cover risk exposures (foreign currency hedging obligations), and to profit from favorable market conditions for future purchases of shares at a more attractive price (option transactions). The transactions are summarized as follows:

(a) *Foreign currency transaction hedging contract:*

An Interest rate swap for US$500,000,000 was entered into on July 9, 1997 to convert variable rate debt to fixed rate debt, and expiring on August 22, 2002. The reference floating rate used is the six-month USD-LIBOR, payments are made on a semiannual basis. The swap amount will be gradually adjusted starting in 2000, as the related debt is amortized.

(b) Option transactions:

CARSO entered into put and call option security transactions covering shares of various companies listed in the US stock markets.

Option transactions may be settled upon prior agreement of the parties involved, either in cash or in kind. Payment of the spread between the exercise and market prices will be made, or the underlying securities will be delivered at the exercise price against delivery of their equivalent in US dollars.

As of December 31, 1999, there is an unrealized loss of $18,940, which has not been recognized in the financial statements, since these operations are recorded at their maturity dates.

(c) Forwards-

Sanborn's management has decided to hedge its risk of exposure to variations in the exchange rate between the Mexican peso and the U.S dollar, related its U.S. dollar denominated liabilities by contracting the following exchange rate forwards.

Maturity	Kind of Contract	Contracted Exchange Rate	U.S. Dollar Amount	Forward Contract Receivable	Forward Contract Payable	Net Position
January 4, 2001	Buy	9.41550	540,000	$ 5,184	$ 5,084	$ 100
March 20, 2001	Buy	9.7225	50,000,000	479,985	486,125	(6,140)
March 22, 2001	Buy	9.7375	20,000,000	191,994	194,750	(2,756)
March 22, 2001	Buy	9.7350	10,000,000	95,997	97,350	(1,353)
March 13, 2001	Sell	9.71394	35,000,000	1,311,382	1,296,012	15,370
				$ 2,084,542	$ 2,079,321	$ 5,221

Costs and expenses related to the forwards will be recorded as part of the foreign exchange gain (loss).

26. Segment information:

The most significant data by business segment is as follows:

	Millions of Pesos							
	Tobacco	Ceramic Tiles	Aluminum and Copper Derivatives	Supplies for Automotive, Construction and Teleco-mmunication Industries	Commercial	Mining	Others	Total
Income from operations	7,711,834	2,547,853	5,271,689	13,919,941	54,332,916	3,251,363	2,005,176	89,040,772
Operating income	799,454	751,609	471,014	2,525,361	2,699,372	364,477	364,116	7,975,403
Net income (loss) for the year	506,940	273,670	56,201	1,490,238	857,461	(249,683)	46,166	2,980,993
Depreciation and amortization	168,577	235,273	269,708	318,873	1,024,063	291,869	117,298	2,425,661
Goodwill and negative goodwill amortization	-	14,544	-	28,898	254,872	34,817	217,549	550,680
Special item	-	-	-	-	(102,608)	-	-	(102,608)
Discontinued operations	-	-	-	-	(30,575)	-	-	(30,575)
Investment in shares and unconsolidated real estate trust	-	-	-	525,524	735,428	109,050	943,499	2,313,501
Total assets	3,554,158	5,071,260	8,351,916	12,452,111	38,910,146	7,840,527	8,641,996	84,822,114
Total liabilities	2,610,627	3,792,336	4,443,383	5,719,858	24,912,514	5,732,573	5,029,712	52,241,003

The most significant data per geographic area as of December 31,2000, is as follows:

	Mexico	U.S.A.	Total
Net sales	$ 49,760,614	$ 39,280,158	$ 89,040,772
Operating income	$ 7,756,245	$ 219,152	$ 7,975,397
Net income (loss) for the year	$ 3,607,640	$ (626,647)	$ 2,980,993
Total assets	$ 64,962,754	$ 19,859,360	$ 84,822,114
Total liabilities	$ 40,810,062	$ 11,430,941	$ 52,241,003

Since March 2000, the Company has operations in two different geographic areas: Mexico and the United States of America (U.S.A).